As filed with the Securities and Exchange Commission on October 15, 1996
                             Registration No. 333-
                    ________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                    ________________________________________

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                    ________________________________________

                             AMSCAN HOLDINGS, INC.
             (Exact Name of Registrant as Specified in its Charter)

      DELAWARE                        5110                       13-3911462
    (State or Other         (Primary Standard Industrial     (I.R.S. Employer
    Jurisdiction of         Classification Code Number)     Identification No.)
    Incorporation or
     Organization)

                               80 Grasslands Road
                           Elmsford, New York  10523
                                 (914) 345-2020
   (Address, Including Zip Code and Telephone Number, Including Area Code of
                   Registrant's Principal Executive Offices)

                               James M. Harrison
                            Chief Financial Officer
                             Amscan Holdings, Inc.
                               80 Grasslands Road
                           Elmsford, New York  10523
                                 (914) 345-2020
  (Name, Address, Including Zip Code and Telephone Number, Including Area Code
                             of Agent For Service)

          Copies of all communications, including communications sent to the agent for service of process, should be sent to:

  Paul G. Hughes, Esq.                      Robert E. Buckholz, Jr., Esq.
  Cummings & Lockwood                       Sullivan & Cromwell
  Four Stamford Plaza, P.O. Box 120         125 Broad Street
  Stamford, Connecticut 06904-0120          New York, New York  10004
  (203) 327-1700                            (212) 558-4000

                   __________________________________________

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after the effective date of this Registration Statement.
                   __________________________________________
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
 of 1933, check the following box.   [  ]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
 effective registration statement for the same offering.   [  ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
 for the same offering.   [  ]

       If delivery of the prospectus is expected to be made pursuant to Rule
 434, please check the following box.   [  ]

                        CALCULATION OF REGISTRATION FEE


 Title of Each                    Proposed
 Class of Securities              Maximum Aggregate       Amount of
 to be Registered                 Offering Price(1)       Registration
                                                              Fee

 Common                           $75,000,000             $22,727.27
 Stock, par value $0.10
  per share


 (1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.


 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             CROSS REFERENCE SHEET

           Showing Location in Prospectus of Information Required by
                               Items of Form S-1

               REGISTRATION STATEMENT ITEM
                  NUMBER AND HEADING               LOCATION IN PROSPECTUS

 1.   Forepart of Registration Statement and      Outside Front Cover Page
      and Outside Front Cover Page of
      Prospectus

 2.   Inside Front and Outside Back Cover         Inside Front and Outside Back
      Pages of Prospectus                         Cover Pages of Prospectus

 3.   Summary Information, Risk Factors           Prospectus Summary; Risk
      and Ratio of Earnings to Fixed              Factors
      Charges

 4.   Use of Proceeds                             Use of Proceeds

 5.   Determination of Offering Price             Underwriting

 6.   Dilution                                    Risk Factors; Dilution

 7.   Selling Security Holders                    Not applicable

 8.   Plan of Distribution                        Outside Front Cover Page of
                                                  Prospectus; Underwriting

 9.   Description of Securities to be             Description of the Company's
      Registered                                  Capital Stock

 10.  Interest of Named Experts and               Validity of Common Stock;
      Counsel                                     Experts

 11.  Information with Respect to the             Prospectus Summary; The
      Registrant                                  Company; Organization of the
                                                  Company; Selected Combined
                                                  Financial Data; Management's
                                                  Discussion and Analysis of
                                                  Financial Condition and
                                                  Results of Operations;
                                                  Supplemental Pro Forma
                                                  Combined Financial Statements
                                                  (unaudited); Business;
                                                  Management of the Company;
                                                  Principal Stockholders;
                                                  Financial Statements

 12.  Disclosure of Commission Position           Not applicable
      on Indemnification for Securities
      Act Liabilities

                 SUBJECT TO COMPLETION, DATED OCTOBER 15, 1996

                               __________ SHARES

                              AMSCAN HOLDINGS, INC.

                                  COMMON STOCK
                           (PAR VALUE $0.10 PER SHARE)
                               ___________________

      The shares of Common Stock offered hereby are being sold by the Company. A substantial portion of the net proceeds will be used by the Company to pay subordinated indebtedness outstanding to the Company's principal stockholder. See "Use of Proceeds."

      Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $ ____ and $ ____. For factors to be considered in determining the initial public offering price, see
 "Underwriting."

     SEE "RISK FACTORS" ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

      [Application has been made to have the Common Stock approved for quotation on The Nasdaq Stock Market, Inc. under the symbol "AMSN."]
                              ___________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ___________________


                     INITIAL PUBLIC      UNDERWRITING      PROCEEDS TO
                     OFFERING PRICE      DISCOUNT(1)        COMPANY(2)

 Per Share                $                 $                  $

 Total(3)                 $                 $                  $


 (1) The Company and its operating subsidiaries have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
 (2)  Before deducting estimated expenses of $ ______ payable by the Company.
 (3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional _______ shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $____________, $_________ and $__________, respectively. See "Underwriting."

                             ___________________

      The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about ________, 1996 against payment therefor in immediately available funds.

 GOLDMAN, SACHS & CO.                        ALEX. BROWN &SONS INCORPORATED

                       ___________________

           The date of this Prospectus is ____________, 1996

 INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
 A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

      The Company intends to furnish its stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial statements for each of the first three quarters of each year.

                       ___________________

      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, INC., IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and the combined financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless the context otherwise requires, references herein to the "Company" refer to Amscan Holdings, Inc., a Delaware corporation, and each of its subsidiaries, including those in which the Company owns less than 100% of the capital stock, after the Organization (as defined herein). Except as otherwise noted, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting." The offering of shares of Common Stock described herein is referred to as the "Offering." References herein to fiscal years are to the fiscal years of the Company ended December 31 of the year specified.

                                  THE COMPANY

      The Company, through its principal subsidiary, Amscan Inc. and affiliated companies, is one of the leading designers, manufacturers and distributors of seasonal and everyday party goods. With a product line consisting of approximately 14,000 stock keeping units ("sku's"), the Company is a complete source of paper and plastic party goods, including decorative tableware such as plates, cups and napkins, accessories such as invitations and balloons, and novelties such as games and favors. The Company's products are sold in more than 20,000 retail outlets. The Company is a leading supplier to the emerging party goods superstore distribution channel, where it has been able to position itself as a responsive and comprehensive supplier of proprietary, well designed and high quality products. The Company also distributes its products to discount chains, mass merchandisers and specialty retailers. During 1995, the Company generated net sales and income from operations of $167.4 million and $24.7 million, respectively. Net sales and income from operations have grown at a compound annual rate of 21% and 26%, respectively, from 1991 to 1995.

      The Company strives to be an industry leader in the creation and design of party goods. An in-house design staff of approximately 60 persons develops and manages the Company's broad line of party goods for all occasions. The Company currently offers approximately 200 coordinated product ensembles which enhance the celebration of seasonal holidays, events such as birthdays and graduations and general social gatherings, including theme-oriented celebrations such as Hawaiian luaus and '50's parties. The Company's design staff keeps the Company's product line contemporary and fresh by introducing new ensembles each year. For example, in 1996 the Company introduced more than 50 new ensembles.

      The Company is a vertically integrated manufacturer, which enables it to control costs, manage inventory investment and respond quickly to customer orders. The Company maintains state-of-the-art manufacturing facilities in New York, Kentucky, Rhode Island and California which produce paper and plastic plates, napkins and cups. These products account for approximately 50% of the Company's net sales. Over the past five years, the Company has purchased or leased new plant and equipment having an aggregate value of approximately $29 million. Products not manufactured directly by the Company are generally supplied to the Company by independently-owned manufacturers located primarily in China and elsewhere in the Far East. The Company believes that it has developed a dependable group of manufacturers capable of producing products which are consistent with the Company's high standards of quality.

      The Company's sales and distribution capabilities are designed to provide a high level of customer service. A direct employee sales force of approximately 62 sales professionals services over 5,000 retail accounts. In addition to this seasoned sales team, the Company utilizes a select group of manufacturer representatives to handle specific account situations. The principal sales and marketing tool of the Company is its three separate annual catalogues, two for seasonal products and one for everyday products. Products are distributed from the Company's distribution centers located principally in New York and California using computer assisted systems that permit the Company to receive and fill customer orders efficiently and quickly.



                                  THE OFFERING

 Common Stock offered by the Company                 [ _____ ] shares

 Common Stock to be outstanding                      [ _____ ] shares (1)
   after the Offering

 Use of Proceeds                                     To repay subordinated
                                                     indebtedness outstanding
                                                     to the principal and other
                                                     stockholders of the
                                                     Company and to repay
                                                     outstanding indebtedness
                                                     to unaffiliated lenders
                                                     under the Company's
                                                     revolving credit
                                                     agreement.

 Proposed Nasdaq Stock Market Symbol                 "AMSN"

-------------------
 1 Does not include 400,000 shares of Common Stock reserved for issuance upon exercise of stock options to be granted immediately prior to the date hereof.

                   SUMMARY HISTORICAL COMBINED FINANCIAL DATA

      This table presents historical, pro forma and supplemental pro forma combined financial information of Amscan Inc. and Affiliates. The summary historical information presented below as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 is unaudited and was derived from the unaudited interim combined financial statements of Amscan Inc. and Affiliates as of such dates. The summary historical information presented below for the years ended December 31, 1991 and 1992 is unaudited and was derived from the unaudited combined financial statements of Amscan Inc. and Affiliates as of such dates. The summary historical financial information presented below for the years ended December 31, 1993, 1994 and 1995 were derived from the combined financial statements of Amscan Inc. and Affiliates as of such dates. The summary historical financial information should be read in conjunction with the "Selected Historical Combined Financial Data" and related notes included elsewhere in this Prospectus. The pro forma and supplemental pro forma data present the effect of certain events that have occurred or will occur in connection with the consummation of the Offering and the formation of the Company and should be read in conjunction with "Selected Historical Combined Financial Data," "Capitalization," "Supplemental Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                      SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                                      JUNE 30,
                             -------------------------------------------------------------   -----------------------------------

                                                              ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                               SUPPLEMENTAL                         SUPPLEMENTAL
                                                                                 PRO FORMA                            PRO FORMA
                                 1991       1992    1993       1994      1995      1995(3)    1995        1996          1996(3)
                          (unaudited)  (unaudited)                               (unaudited)  (unaudited) (unaudited)
(unaudited)
 INCOME STATEMENT DATA:

 Net sales                   $77,263    $86,944    $108,934   $132,029   $167,403   $167,403   $80,422    $92,972      $92,972
 Gross profit                 27,086     30,379      36,278     45,281     58,749     58,749    28,519     34,266       34,266
 Income from operations(1)     9,639      9,892      11,716     14,516     24,669     27,000    12,842     15,120       17,095
 Net income                  $ 6,303    $ 7,434    $  8,455   $  9,967   $ 17,434              $ 9,617    $11,216
                             =======    =======    ========   ========   ========              =======    =======
   Pro forma net income(2)   $ 4,047    $ 4,466    $  5,237   $  6,193   $ 10,762              $ 5,933    $ 6,801
                             =======    =======    ========   ========   ========              =======    =======
 Supplemental pro forma
   net income(3)                                                                    $ 14,197                           $ 9,258
                                                                                    ========                           =======
 Supplemental pro forma
   net income per share                                                             $   0.65                           $  0.42
                                                                                    ========                           =======
 Supplemental pro forma
 weighted average common
 shares outstanding (4)                                                            22,000,000                       22,000,000
                                                                                   ==========                       ==========

 BALANCE SHEET DATA:                                                                                    AT JUNE 30, 1996
                                                                                                    ---------------------------

                                                                                                     HISTORICAL   AS ADJUSTED(6)
                                                                                                     ----------   -------------
 Working capital                                                                                       $ 35,468       $ 67,824
                                                                                                       ========       ========
 Total assets                                                                                          $139,487       $151,321
                                                                                                       ========       ========
 Short-term indebtedness (5)                                                                           $ 51,891       $ 19,402
 Long-term indebtedness (5)                                                                              31,090         11,430
                                                                                                       --------       --------
 Total indebtedness (5)                                                                                $ 82,981       $ 30,832
                                                                                                       ========       ========

 Stockholders' equity (7)                                                                              $ 38,208       $ 97,724
                                                                                                       ========       ========

 (1) In each of the five years ended December 31, 1995 and for the six months ended June 30, 1995 and 1996, special bonus arrangements totaling $0.1 million, $0.9 million, $1.1 million, $2.2 million, $2.6 million, and $1.4 million and $2.1 million, respectively, existed with certain members of management. Upon consummation of the Offering, such special profit sharing arrangements will be substantially modified and replaced by incentives tied to the value of the Common Stock. See "Management of the Company - Executive Compensation - Employment Agreements" and " - Stock Option Plan."

 (2) Prior to the consummation of the Offering, Amscan Inc. and an affiliate Am-Source, Inc. elected to be taxed as Subchapter S corporations under the Internal Revenue Code. The pro forma net income amounts give effect to pro forma income taxes for each of the periods at statutory rates (40.5%) assuming Amscan Inc. and Am-Source, Inc. had not elected Subchapter S corporation status.

 (3) Supplemental pro forma net income for 1995 and for the six months ended June 30, 1996 is higher than the pro forma net income shown for such periods due to adjustments (i) to reduce compensation paid to certain employees to the extent such compensation exceeded the compensation payable to such individuals under compensation agreements described herein under "Management of the Company - Executive Compensation - Employment Agreements," (ii) to reflect the reduction of interest expense related to the repayment of bank loans and subordinated debt due to John A. Svenningsen, the principal stockholder, from the proceeds of the Offering as if such repayments had occurred at the beginning of the period presented, (iii) to reflect amortization of goodwill and elimination of minority interest related to the acquisition of an additional 50% of Am-Source, Inc. as if it were acquired at the beginning of the period presented, and (iv) to give effect to the tax effects of these adjustments at statutory rates (40.5%) assuming Amscan Inc. and Am-Source, Inc. had not elected Subchapter S corporation status. See "Supplemental Pro Forma Combined Financial Statements."

 (4) Represents shares expected to be issued and outstanding after the Offering. See "Capitalization."

 (5) Short-term indebtedness consists primarily of the Company's borrowings under bank lines of credit. Long-term indebtedness consists primarily of debt to third parties and subordinated debt due to Mr. Svenningsen. As of June 30, 1996, subordinated debt due to Mr. Svenningsen and other stockholders amounted to $16 million.

 (6) As Adjusted balance sheet at June 30, 1996 gives effect to (i) net proceeds from the Offering, (ii) repayment of short-term and long-term indebtedness from proceeds of the Offering, (iii) dividends and distributions to be made to Mr. Svenningsen and other stockholders, (iv) accruals for obligations payable to Mr. Rittenberg and certain other executives in connection with the termination of prior employment agreements, (v) goodwill related to the acquisition of an additional 50% of Am-Source, Inc.,
 (vi) establishment of the Employee Stock Ownership Plan for the benefit of the Company's domestic employees and (vii) inclusion of deferred income taxes on accumulated timing differences of Amscan Inc. and Am-Source, Inc. as if they had not been treated as Subchapter S corporations for income tax purposes.
 See "Supplemental Pro Forma Combined Financial Statements."

 (7) Historical stockholders' equity at June 30, 1996 represents accumulated undistributed earnings of Amscan Inc., as well as the accumulated earnings of certain of the affiliates and accumulated paid-in capital of such affiliates. As Adjusted amounts give effect to (i) net proceeds from the Offering,
 (ii) dividends and distributions to be made to Mr. Svenningsen,
 (iii) compensation paid to Mr. Rittenberg and certain other executives in connection with the termination of their prior employment agreements,
 (iv) issuance of Common Stock to Mr. Rittenberg in connection with the termination of his prior employment agreement, (v) the acquisition of an additional 50% of Am-Source, Inc., (vi) establishment of the Employee Stock Ownership Plan for the benefit of the Company's domestic employees and
 (vii) inclusion of deferred income taxes on accumulated timing differences of Amscan Inc. and Am-Source, Inc. as if they had not been treated as Subchapter S corporations for income tax purposes. See "Use of Proceeds," "Capitalization" and "Supplemental Pro Forma Combined Financial Statements."

                                  THE COMPANY

     The Company is one of the leading designers, manufacturers and
 distributors of seasonal and everyday party goods.   The business of the
 Company was founded in 1947 to import and distribute party goods and novelty items. Through internal growth and selective acquisitions, the Company has become a fully integrated designer, manufacturer and multi-national distributor of party goods. The Company is a complete source of paper and plastic party goods, including decorative tableware such as plates, cups and napkins, accessories such as invitations and balloons, and novelties such as games and favors. The Company's products are sold in more than 20,000 retail outlets. The Company is a leading supplier to the emerging party goods superstore distribution channel, where it has been able to position itself as a responsive and comprehensive supplier of proprietary, well designed and high quality products. The Company also distributes its products to discount chains, mass merchandisers and specialty retailers.

      The Company was incorporated on October 3, 1996 for the purpose of becoming the holding company for Amscan Inc. and certain affiliated entities. See "Organization of the Company." The Company's principal executive offices are located at 80 Grasslands Road, Elmsford, New York 10523, and its telephone number is (914) 345-2020.


                                  RISK FACTORS

      Prospective purchasers of shares of Common Stock of the Company being offered hereby should consider carefully the following factors, as well as other information set forth in the Prospectus, prior to making an investment in the Common Stock.

 IMPORTANCE OF CERTAIN CUSTOMERS

      In recent years, there have been significant changes in the manner of selling party goods at retail. An increasing percentage of party goods is being sold through party goods superstores rather than through discount chains, mass merchandisers and specialty retailers. The Company believes that the significant role of party goods superstores in the sale of party goods will continue to increase. This concentration of sales could adversely affect sales by the Company to other party goods retailers such as specialty retailers.

      Combined sales to the Company's two largest customers, Party City Corporation and Party Experience, Inc., accounted in the aggregate for approximately 7%, 10% and 17% of the Company's net sales in 1993, 1994 and 1995, respectively. At December 31, 1995, these two party superstore retailers also accounted for 12% of the Company's accounts receivable. Although the Company believes its relationships with these customers to be very good, should either of them significantly reduce their volume of purchases from the Company, the Company's financial condition and results of operations could be adversely affected.

 CONCENTRATION OF CREDIT RISK

      The concentration of sales of party goods into the party superstore channel of distribution has resulted in a significant concentration of unsecured trade receivables with such customers. These retailers are generally privately held and in recent years have expanded rapidly. While the Company believes that adequate provisions for bad debts have been made in its financial statements, should it be unable to collect these receivables to any significant extent, the Company's financial condition and results of operations would be adversely affected.

 DEPENDENCE ON KEY PERSONNEL

      The Company's initial growth and development were largely attributable to the vision of its Chairman of the Board and Chief Executive Officer, John A. Svenningsen, and for the past six years have been dependent upon the services of Gerald C. Rittenberg, President of the Company, and William S. Wilkey, Senior Vice President - Sales of the Company. The loss of the services of Messrs. Svenningsen, Rittenberg or Wilkey could have an adverse effect on the Company's financial condition or results of operations. See "Management of the Company."

      In the first quarter of 1996, Mr. Svenningsen was diagnosed with lymphoma. Since that time, Mr. Svenningsen has been undergoing treatment. Mr. Svenningsen's illness has not impaired his ability to function as the Company's Chief Executive Officer.

 CONTROL BY CERTAIN STOCKHOLDERS

      Upon consummation of the Offering, Mr. Svenningsen will be the beneficial owner of approximately ___ %, (or ___% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by Mr. Svenningsen, Mr. Svenningsen will control the Company through his ability to determine the outcome of votes of stockholders regarding, among other things, election of directors and approval of significant transactions. In addition, executive officers, directors and senior management of the Company, including Mr. Svenningsen, will own an aggregate of approximately _______ shares or ___% (or _____ shares, or ___% if the Underwriters' over-allotment option is exercised in full) of the Common Stock after the Offering on a fully-diluted basis, giving effect to the exercise of all options granted to certain officers immediately prior to the date hereof. See "Management of the Company - Executive Compensation - Stock Option Plan" and "Principal Stockholders."

 DESIGN TRENDS AND CONSUMER PREFERENCES

      In manufacturing and distributing party goods, the Company's success depends in part on its ability to anticipate the tastes and preferences of party goods retailers and consumers. The Company's strategy has depended to a significant extent on the regular introduction of new designs which are attractive and distinctive. The Company's failure to anticipate, identify or react appropriately to changes in consumer tastes could, among other things, lead to excess inventories and significant markdowns or to a shortage of products, either of which could have an adverse effect on the Company's financial condition or results of operations.

 COMPETITION

      The party goods industry is highly competitive. The Company competes with many other companies, including smaller, independent specialty manufacturers as well as divisions or subsidiaries of larger companies with
 greater financial and other resources than those of the Company.   Certain of
 these competitors control licenses for widely-recognized images such as cartoon or motion picture characters, which could provide them with a competitive advantage.

 IMPACT OF CHANGING PAPER PRICES

      The principal raw material used by the Company in its products is paper, which accounts for approximately 35% of the cost of the production of the Company's paper plates, cups and napkins. The price of paper is subject to change due to numerous factors beyond the control of the Company. Any significant increase in the cost of paper would adversely affect the Company's raw material costs. Competitive conditions will determine how much of paper price increases can be passed on by party goods retailers to the ultimate consumers of the Company's products. If the Company is unable to pass future paper price increases to the party goods retailers, the Company's financial condition and results of operations would be adversely affected.

ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
 PRICE

      Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the market price of the Common Stock after the Offering. See "Underwriting." Subsequent to the Offering, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including the Company's operating results, the depth and liquidity of the market for the Common Stock, investor perceptions of the Company, the party goods industry in general and general economic conditions.

 ABSENCE OF DIVIDENDS

      The Company does not intend to pay cash dividends on the Common Stock for the foreseeable future. The Company is a holding company with no business operations of its own. The Company therefore is dependent upon payments, dividends and distributions from its subsidiaries for funds to pay its expenses and to pay future cash dividends or distributions, if any, to holders of the Common Stock. The Company currently intends to retain any earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes. The revolving credit agreement to which the Company's principal subsidiary is a party prohibits the payment by such subsidiary of any cash dividends.

 EFFECT OF CERTAIN CHARTER, CHANGE OF CONTROL AND STATUTORY PROVISIONS

      The Company's Certificate of Incorporation and By-Laws contain certain provisions that may have the effect of substantially deterring a future takeover of the Company. These provisions vest more power in the Company's Board of Directors with respect to takeovers of the Company than applicable state anti-takeover laws and are designed to encourage a potential acquiror to enter into negotiations with the Company's Board of Directors. See "Description of the Company's Capital Stock - Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and By-Laws."

 COMMON STOCK ELIGIBLE FOR FUTURE SALE

      Upon consummation of the Offering, ______ shares of Common Stock will be outstanding. Of these shares, the ______ shares sold in the Offering will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. In addition, ________ shares of the shares of Common Stock outstanding will be owned by the Company's Employee Stock Ownership Plan (the "ESOP"). See "Shares Eligible for Future Sale." The remaining _______ outstanding shares of Common Stock held by existing stockholders, in addition to the shares owned by the ESOP, will be "restricted securities" as that term is defined in Rule 144, which are eligible for sale in the public market in compliance with Rule 144 (including limits on the number of shares which may be sold within specified periods). Three months after any such stockholder ceases to be an "affiliate" of the Company, all of such shares held for more than three years would then immediately become eligible for public sale without the limitations of Rule 144. Subject to certain exceptions, the Company and certain stockholders of the Company (who in the aggregate hold ______ shares of Common Stock) have agreed with the representatives of the Underwriters that they will not offer, issue, pledge, sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. See "Principal Stockholders" and "Underwriting." The Company has granted certain stockholders a right to demand registration of the offer and sale of their Common Stock under the Securities Act. Any such demand may not be exercised earlier than one year from the date hereof. See "Shares Eligible for Future Sale."

      No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale would have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could have an adverse effect on prevailing market prices for the Common Stock.

 DILUTION

      Purchasers of Common Stock in the Offering will incur immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price as compared to the increase in net tangible book value per share that will accrue to existing stockholders. See "Dilution."


                          ORGANIZATION OF THE COMPANY

      The Company was organized on October 3, 1996 for the purpose of becoming the holding company for the businesses previously conducted by Amscan Inc. and certain affiliated companies, representing companies individually owned and independently controlled by John A. Svenningsen, and Am-Source, Inc., the Company's supplier of plastic plates, cups and bowls. The organization of the Company (the "Organization") encompasses consummation of the transactions contemplated by three agreements to which the Company is a party and which are summarized below.

      The first of these agreements is between the Company and Mr. Svenningsen. Pursuant to this agreement, Mr. Svenningsen exchanged all of the outstanding capital stock of certain operating and real estate companies, including Amscan Inc. (other than the shares owned by Gerald C. Rittenberg pursuant to the agreement described below) for Common Stock of the Company. In addition, pursuant to this agreement, Mr. Svenningsen exchanged all of the outstanding capital stock which he owned in certain other operating companies, including 50% of the capital stock of Am-Source, Inc., for Common Stock of the Company. In connection with such exchanges, Mr. Svenningsen received an aggregate of ____________ shares of Common Stock of the Company and the Company became the holding company for each of such companies previously owned by Mr. Svenningsen. The transactions contemplated by this agreement between the Company and Mr. Svenningsen were consummated immediately prior to the date hereof.

     The second of these agreements is between the Company and the stockholders of Am-Source, Inc. other than Mr. Svenningsen pursuant to which such stockholders exchanged all of the outstanding capital stock of Am-Source, Inc. which they owned for shares of Common Stock. The number of shares of Common Stock issued in this exchange was determined by dividing $7.5 million by the initial public offering price of $[14]* (the mid-point of the range of the initial public offering prices set forth on the cover page of this Prospectus) for an aggregate of 535,714 shares of Common Stock. The exchange of shares of the capital stock of Am-Source, Inc. by such stockholders occurred immediately prior to the date hereof.

      The third agreement is among Amscan Inc., John A. Svenningsen and Gerald
 C. Rittenberg. Pursuant to this agreement, Mr. Rittenberg relinquished certain rights under a previous employment agreement entered into between Amscan Inc. and Mr. Rittenberg. In partial exchange for the relinquishment of such rights, Mr. Rittenberg received a cash payment of $3.4 million and a number of shares of capital stock of Amscan Inc., which shares he exchanged for 660,000 shares of Common Stock, representing 3% of the shares of Common Stock to be outstanding upon consummation of the Offering (assuming no exercise of the Underwriters' over-allotment option). To the extent that the net proceeds of the Offering (including any net proceeds of the exercise of the Underwriters' over-allotment option) exceeds $69 million, Mr.

 ----------------
 * This number is an assumed public offering price and has been used to compute various dollar and share amounts included herein. The midpoint of the range of estimated public offering prices and the actual public offeirng price may or may not be equal to $14 per share.

 Rittenberg will be entitled to an additional cash payment equal to 5% of such excess. For a description of the terms of the agreement relating to Mr. Rittenberg's continued employment by the Company, see "Management of the Company - Executive Compensation - Employment Agreements."

     The shares of Common Stock of the Company acquired by Mr. Svenningsen, the other shareholders of Am-Source, Inc. and Mr. Rittenberg pursuant to these agreements constitute all of the issued and outstanding Common Stock of the Company prior to consummation of the Offering.

      Concurrently with the consummation of the transactions contemplated by the agreements described above, the status of Amscan Inc. and Am-Source, Inc. as Subchapter S corporations under the Internal Revenue Code was terminated. Amscan Inc. has been treated for income tax purposes as a Subchapter S corporation since 1986 and Am-Source, Inc. had been treated for income tax purposes as a Subchapter S corporation since its incorporation. As a result, each of such companies' stockholders prior to the Organization were required to pay taxes based on the earnings of such companies, respectively, whether or not such amounts had been distributed to such stockholders.

      For a number of years and until the consummation of the Organization, Amscan Inc. and Am-Source, Inc. made periodic distributions to Mr. Svenningsen, as a stockholder of such companies, in amounts approximately equal to Mr. Svenningsen's tax liabilities associated with such companies' earnings, plus, in the case of Amscan Inc., Mr. Svenningsen's living expenses. The portion of Amscan Inc.'s and Am-Source, Inc.'s earnings owed to but not distributed to Mr. Svenningsen were, with Mr. Svenningsen's consent, retained by Amscan Inc. and Am-Source, Inc., respectively, as working capital. Prior to the date hereof and in connection with the Organization, all of such accumulated undistributed earnings as well as dividends of accumulated earnings and capital contributions were converted to subordinated debt owed to Mr. Svenningsen by the Company. Such subordinated debt (in the amount of approximately $42 million) will be paid with a portion of the net proceeds of the Offering in order to permit amounts owed to Mr. Svenningsen to be received without subjecting such amounts to additional tax. See "Use of Proceeds" and "Capitalization."

      Am-Source, Inc. also made periodic distributions to each of the stockholders of Am-Source, Inc. other than Mr. Svenningsen until the consummation of the Organization, in amounts approximately equal to such stockholder's tax liabilities associated with Am-Source, Inc.'s earnings. The portion of Am-Source, Inc.'s accumulated earnings owed to but not distributed to such Am-Source, Inc. stockholders were, with their consent, retained by Am-Source, Inc. as working capital. Prior to the date hereof and in connection with the Organization, all of such accumulated undistributed earnings and undistributed earnings since June 30, 1996 were converted to subordinated debt owed to such previous stockholders of Am-Source, Inc. by the Company. The subordinated debt owed to such stockholders other than Mr. Svenningsen (approximately $1.4 million) will be paid with a portion of the net proceeds of the Offering in order to permit amounts owed to such stockholders to be received without subjecting such amounts to additional tax. See "Use of Proceeds" and "Capitalization."

      Upon the termination of the Subchapter S corporation status of Amscan Inc. and Am-Source, Inc., such companies became subject to federal and state income taxes. The pro forma net income amounts and the Supplemental Pro Forma Combined Statements of Operations set forth in this Prospectus have been adjusted to include pro forma federal income tax provisions as if Amscan Inc. and Am-Source, Inc. had been Subchapter C corporations under the Internal Revenue Code during the relevant periods.


                                USE OF PROCEEDS

      The net proceeds to be received by the Company from the sale of the shares offered hereby are estimated to be $69,000,000 ($79,510,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $[14] per share (the mid-point of the range of the initial public offering prices set forth on the cover page of this

 Prospectus) and after deducting estimated underwriting discounts and other expenses of the Offering payable by the Company.

      Approximately $44 million of the net proceeds to the Company (representing $33.1 million payable as of June 30, 1996 as reflected in the Supplemental Pro Forma Combined Balance Sheet and $10.9 million of estimated distributable earnings between June 30, 1996 and the consummation of the Offering), will be used to repay certain subordinated indebtedness owed by the Company to Mr. Svenningsen and the other stockholders of Am-Source, Inc.
 Such indebtedness represents dividends and distributions declared but not paid by Amscan Inc. and Am-Source, Inc. to Mr. Svenningsen and by Am-Source, Inc. to its other stockholders over a number of years. Such distributions of net proceeds will be made in order to permit these amounts, including substantial amounts of income taxed to Mr. Svenningsen and such stockholders while Amscan Inc. and Am-Source, Inc. were Subchapter S corporations, to be received without subjecting such amounts to additional tax. The balance of $25 million of the net proceeds will be used by the Company to repay outstanding indebtedness to unaffiliated lenders under the Company's revolving credit agreement, which indebtedness includes amounts borrowed to make a one-time cash payment in the amount of $3.4 million to Mr. Rittenberg under his employment agreement. See "Management of the Company - Executive Compensation
 - Employment Agreements."  The Company's subordinated indebtedness to
 Mr. Svenningsen and the stockholders of Am-Source, Inc. bears interest at prime (which at June 30, 1996 was 8.25%), plus 0.5%, and has no fixed maturity. The Company's indebtedness to unaffiliated lenders under its revolving credit agreement bears interest at 6.95% and matures in September 2000.

                                 CAPITALIZATION

      The following table sets forth (i) the actual short-term indebtedness and total capitalization of the Company at June 30, 1996, (ii) the adjustments giving effect to the transactions described in "Organization of the Company" as if they had been completed at that date and (iii) the pro forma short-term indebtedness and total capitalization as adjusted to give effect to the Offering at an assumed initial public offering price of $[14] per share (the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus) and the application of the proceeds as set forth under "Use of Proceeds."

                                                                                             Adjustments
                                                             Adjustments                     to give
                                                             prior to                        effect
                                                             the                             to the            As
                                             Historical      Offering         Subtotal       Offering        Adjusted
 Short-term and long-term indebtedness:
    Loans and notes payable                  $49,750         $3,400 (a)       $ 53,150       $(35,889)(f)   $ 17,261
    Long-term indebtedness, including
      current portion                         13,571                            13,571                        13,571
    Subordinated indebtedness and other
      due to stockholders                     19,660         13,451 (b)         33,111        (33,111)(f)        -
                                             -------                          --------                      --------
    Total indebtedness                        82,981                            99,832                        30,832
                                             -------                          --------                      --------

 Stockholders' equity:
    Common stock                                 393          1,271 (c)          1,664            536 (g)      2,200
    Additional paid-in capital                 9,090         10,814 (d)(h)      19,904         68,464 (g)     88,368
    Retained earnings                         29,372        (21,656)(e)          7,716                         7,716
    Cumulative translation adjustment           (560)                             (560)                         (560)
    Treasury stock                               (87)            87 (h)            -                             -
                                             -------                          --------                      --------
     Total stockholders' equity               38,208                            28,724                        97,724
                                             -------                          --------                      --------
 Total capitalization                       $121,189                          $128,556                      $128,556
                                            ========                          ========                      ========

 (a) Reflects accrual for obligations payable to Mr. Rittenberg in connection with the termination of his prior employment agreement. See "Organization of the Company" and "Management of the Company - Executive Compensation - Employment Agreements."

 (b) Represents distributions of capital of approximately $7.6 million and accumulated undistributed earnings of $5.9 million to Mr. Svenningsen retained by the Company in the form of subordinated indebtedness.

 (c) Gives effect to the issuance of (i) 15,232,857 shares of Common Stock to Mr. Svenningsen in exchange for his equity interest in Amscan Inc. and its affiliates (see "Organization of the Company"), (ii) 660,000 shares of Common Stock to Mr. Rittenberg in connection with the termination of his prior employment agreement (see "Organization of the Company" and "Management of the Company - Executive Compensation - Employment Agreements"), (iii) 535,714 shares of Common Stock for the acquisition of an additional 50% of Am-Source, Inc. and (iv) 214,286 shares of Common Stock to establish the ESOP for the benefit of the Company's domestic employees.

 (d) Gives effect to the issuance of shares of Common Stock in the approximate amount of (i) a $1.1 million reduction related to the net impact of the issuance of shares of Common Stock to Mr. Svenningsen in connection with the Organization, (ii) $9.2 million to Mr. Rittenberg in connection with the termination of his prior employment agreement (see "Organization of the Company" and "Management of the Company - Executive Compensation - Employment Agreements"), (iii) $7.4 million for the acquisition of an additional 50% of Am-Source, Inc. and (iv) $3.0 million to establish the ESOP for the benefit of the Company's domestic employees, partially offset by a distribution of capital of $7.6 million to Mr. Svenningsen.

 (e) Gives effect to (i) $13.6 million of compensation expense to Mr. Rittenberg and other executives in connection with the termination of prior employment agreements (see "Organization of the Company" and "Management of the Company - Executive Compensation - Employment Agreements"), (ii) $5.9 million of distributions of accumulated undistributed earnings from Subchapter S corporations to Mr. Svenningsen, and (iii) $3.0 million of compensation expense to establish the ESOP for the benefit of the Company's domestic employees net of (iv) $0.8 million of net deferred tax asset on accumulated timing differences of Amscan Inc. and Am-Source, Inc. as if they had not been treated as Subchapter S corporations for income tax purposes.

 (f) Repayment of bank indebtedness and subordinated indebtedness and other due to stockholders of $35.9 million and $33.1 million, respectively, as of June 30, 1996 from proceeds of the Offering. Excludes estimated earnings from June 30, 1996 to the date of the Offering which will be distributed and will result in an increase in subordinated indebtedness. See "Use of Proceeds."

 (g)  Net proceeds from the Offering.

 (h) Gives effect to the retirement of Treasury Stock in conjunction with the Offering.

                                   DILUTION

      At June 30, 1996, the Company's net tangible book value was approximately $38.2 million or $2.30 per share of Common Stock (based upon 16,642,857 shares). Net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of total liabilities, divided by the number of shares of Common Stock.

      After giving effect to the Offering and the application of proceeds therefrom, the net tangible book value at June 30, 1996 would have been approximately $90.2 million or $4.10 per share, representing an immediate increase in net tangible book value of $52.0 million or $2.36 per share and an immediate dilution of $9.90 per share to new investors. The following table illustrates this per share dilution:


 Assumed initial public offering price per share                  $14.00
 Net tangible book value at June 30, 1996               $2.30
 Increase attributable to price paid by investors
   in the Offering                                       1.80
                                                         ----
 Adjusted net tangible book value per share after
   giving effect to the Offering                                    4.10
                                                                    ----
 Dilution in net tangible book value per share to
   new investors in the  Offering                                  $9.90
                                                                    ====


                 SELECTED HISTORICAL COMBINED FINANCIAL DATA

      The selected data presented below under the captions "Income Statement Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended December 31, 1995, are derived from the combined financial statements of Amscan Inc. and Affiliates which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The combined financial statements as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, and the report thereon, are included elsewhere in this Prospectus. The selected data presented below under the captions "Income Statement Data" and "Balance Sheet Data" for December 31, 1991 and December 31, 1992, and for each of the years then ended, and as of June 30, 1995, and for each of the six-month periods ended June 30, 1995 and 1996, are derived from unaudited combined financial statements of Amscan Inc. and Affiliates and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the combined financial position and results of operations of such periods. The unaudited combined financial statements of Amscan Inc. and Affiliates as of June 30, 1996, and for the six-month periods ended June 30, 1995 and 1996 are included elsewhere in this Prospectus. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the year ending December 31, 1996. The selected combined financial data should be read in conjunction with Amscan Inc. and Affiliates' Combined Financial Statements and the related notes thereto included elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma and supplemental pro forma data is unaudited and intended to present the effect of certain events that have occurred or will occur in connection with the consummation of the Offering and the Organization and should be read in conjunction with "Supplemental Pro Forma Combined Financial Statements" and notes thereto contained elsewhere in this Prospectus.

                                                                                                   SIX MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                               JUNE 30,
                                                                   ($ in thousands, except share amounts)

                                 1991         1992          1993        1994        1995            1995        1996
  INCOME STATEMENT DATA:      (unaudited)  (unaudited)                                          (unaudited)  (unaudited)
  Net sales                    $77,263       $86,944      $108,934    $132,029    $167,403        $ 80,422    $ 92,972
  Cost of sales                 50,177        56,565        72,656      86,748     108,654          51,903      58,706
                               -------       -------      --------    --------    --------        --------    --------
  Gross profit                  27,086        30,379        36,278      45,281      58,749          28,519      34,266

  Selling expenses               6,967         8,770         9,780      11,309      12,241           5,772       5,936
  General and administrative
    expenses                     8,671         9,316        11,080      14,460      15,002           6,680       8,916
  Art and development            1,709         1,551         2,596       2,796       4,256           1,802       2,194
  Special bonuses(1)               100           850         1,106       2,200       2,581           1,423       2,100
                               -------       -------      --------    --------    --------        --------    --------

  Income from operations         9,639         9,892        11,716      14,516      24,669          12,842      15,120

  Interest expense, net          2,787         2,092         2,304       3,843       5,772           2,979       3,084
  Other (income)/expense, net     (141)           16           308          82        (309)           (304)       (446)
                               -------       -------      --------    --------    --------        --------    --------
  Income before income taxes
    and minority interests       6,993         7,784         9,104      10,591      19,206          10,167      12,482

  Income taxes                     617           297           348         464         731             203         441
  Minority interests                73            53           301         160       1,041             347         825
                               -------       -------      --------    --------    --------        --------    --------
  Net income                   $ 6,303       $ 7,434       $ 8,455     $ 9,967     $17,434         $ 9,617     $11,216
                               =======       =======      ========    ========    ========        ========    ========
  Pro  forma adjustments:
    Net income, as above       $ 6,303       $ 7,434       $ 8,455     $ 9,967     $17,434         $ 9,617     $11,216
    Income taxes(2)              2,256         2,968         3,218       3,774       6,672           3,684       4,415
                               -------       -------      --------    --------    --------        --------    --------
    Pro forma net income(2)    $ 4,047       $ 4,466       $ 5,237     $ 6,193     $10,762         $ 5,933     $ 6,801
                               =======       =======      ========    ========    ========        ========    ========
  Supplemental pro forma data(3):
    Income from operations                                                         $27,000                     $17,095
    Interest expense, net                                                            3,086                       1,619
    Other income, net                                                                 (309)                       (446)
                                                                                  --------                     -------
    Income before income taxes and
      minority interests                                                            24,223                      15,922
    Income taxes                                                                     9,912                       6,613
    Minority interests                                                                 114                          51
                                                                                  --------                     -------
    Net income                                                                     $14,197                     $ 9,258
                                                                                  ========                     =======
  Supplemental pro forma net income
    per share(3)                                                                   $  0.65                     $  0.42
                                                                                  ========                     =======
 Pro forma weighted average
      common shares outstanding (4)                                             22,000,000                  22,000,000
                                                                                ==========                  ==========
  BALANCE SHEET DATA:                                                                               AT JUNE 30, 1996
                                                                                                    ----------------
                                                                                                 HISTORICAL   ADJUSTED(6)
                                                                                                 ----------   --------

  Working capital              $11,202       $13,765       $13,080     $13,126    $ 26,313       $  35,468   $  67,824
                               =======       =======      ========    ========    ========        ========    ========
  Total assets                 $56,978       $60,652       $80,090     $93,884    $114,601        $139,487   $ 151,321
                               =======       =======      ========    ========    ========        ========    ========

  Short-term indebtedness(5)   $16,070       $19,993       $28,921     $37,305    $ 40,611       $  51,891   $  19,402
  Long-term indebtedness(5)    $17,728       $17,116       $20,202     $22,364    $ 30,214       $  31,090   $  11,430
                               -------       -------      --------    --------    --------        --------    --------
    Total indebtedness(5)      $33,798       $37,109       $49,123     $59,669    $ 70,825       $  82,981    $ 30,832
                               =======       =======      ========    ========    ========        ========    ========

  Stockholders' equity(7)      $14,467       $15,550       $18,496     $20,820    $ 27,205        $ 38,208    $ 97,724
                               =======       =======      ========    ========    ========        ========    ========



 (1) In each of the five years ended December 31, 1995 and the for the six months ended June 30, 1995 and 1996, special bonus arrangements existed with certain members of management. Upon consummation of the Offering, such special profit sharing arrangements will be substantially modified and replaced by incentives tied to the value of the Common Stock. See "Management of the Company - Executive Compensation - Employment Agreements" and " - Stock Option Plan."

 (2) Prior to the consummation of the Offering, Amscan Inc. and Am-Source, Inc. elected to be taxed as Subchapter S corporations under the Internal Revenue Code. The pro forma net income amounts give effect to pro forma income tax amounts for each of the periods shown at statutory rates (40.5%) assuming Amscan Inc. and Am-Source, Inc. had not elected Subchapter S corporation status.

 (3) Supplemental pro forma adjustments result in supplemental pro forma net income for 1995 and for the six months ended June 30, 1996 being higher than the pro forma net income shown for such periods due to adjustments (i) to reduce compensation paid to certain employees to the extent such compensation exceeded the compensation payable to such individuals under compensation agreements described herein under "Management of the Company-Executive Compensation-Employment Agreements," (ii) to reflect the reduction of interest expense related to the repayment of bank loans and subordinated debt due to Mr. Svenningsen from the proceeds of the Offering as if such repayments had occurred at the beginning of the period, (iii) to reflect amortization of goodwill and elimination of minority interest related to the acquisition of an additional 50% of Am-Source, Inc. as if it were acquired at the beginning of the period, and (iv) to give effect to the tax effects of these adjustments at statutory rates (40.5%) assuming Amscan Inc. and Am-Source, Inc. had not elected Subchapter S corporation status. See "Supplemental Pro Forma Combined Financial Statements."

 (4) Represents shares expected to be issued and outstanding after the Offering. See "Capitalization."

 (5) Short-term indebtedness consists primarily of the Company's borrowings under bank lines of credit. Long-term indebtedness consists primarily of debt to third parties and subordinated debt due to Mr. Svenningsen and other stockholders. As of June 30, 1996, subordinated debt due to Mr. Svenningsen amounted to $16 million.

 (6) As Adjusted balance sheet at June 30, 1996 gives effect to (i) net proceeds from the Offering, (ii) repayment of short-term and long-term indebtedness from proceeds of the Offering, (iii) dividends and distributions to be made to Mr. Svenningsen and other stockholders, (iv) accruals for obligations payable to Mr. Rittenberg and certain other executives in connection with the termination of prior employment agreements, (v) goodwill related to the acquisition of an additional 50% of Am-Source, Inc.,
 (vi) establishment of the ESOP for the benefit of the Company's domestic employees and (vii) inclusion of deferred income taxes on accumulated timing differences of Amscan Inc. and Am-Source, Inc. as if they had not been treated as Subchapter S corporations for income tax purposes. See "Supplemental Pro Forma Combined Financial Statements."

 (7) Stockholders' equity at June 30, 1996 represents accumulated undistributed earnings of Amscan Inc., as well as the accumulated earnings of certain of the affiliates and accumulated paid-in capital of such affiliates. As Adjusted amounts give effect to (i) net proceeds from the Offering,
 (ii) dividends and distributions to be made to Mr. Svenningsen,
 (iii) compensation paid to Mr. Rittenberg and certain other executives in connection with the termination of their prior employment agreements,
 (iv) issuance of Common Stock to Mr. Rittenberg in connection with the termination of his prior employment agreement, (v) the acquisition of an additional 50% of Am-Source, Inc., (vi) establishment of the ESOP for the benefit of the Company's domestic employees and (vii) inclusion of deferred income taxes on accumulated timing differences of Amscan Inc. and Am-Source, Inc. as if they had not been treated as Subchapter S corporations for income tax purposes. See "Use of Proceeds," "Capitalization" and "Supplemental Pro Forma Combined Financial Statements."


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 GENERAL

      The party goods industry has experienced significant changes in both distribution channels and product offering over the last several years. The retail distribution of party goods has begun to shift from smaller independent stores and designated departments within drug, discount or department store chains to superstores dedicated to retailing party goods. In part due to the success of the superstore channel, party goods manufacturers broadened their product lines to support the celebration of a greater number of occasions. The industry's growth has been directly affected by these changes.

      The Company's revenues have grown at a rate greater than that of the party goods industry as a whole, increasing from approximately $108.9 million in 1993 to $167.4 million in 1995, a compound annual growth rate of approximately 24%. The Company attributes this growth to its ability to create a broad range of unique and innovative designs for its products and to work closely with its customers to market and merchandise its products to consumers. In particular, the Company experienced significant growth with its superstore customers. Between 1993 and 1995, sales to party superstore customers increased from $31.1 million to $68.5 million, a 48% compound annual growth rate.

      Revenues are generated from the sales of approximately 14,000 sku's consisting of paper and plastic tableware, accessories and novelties for all occasions. Tableware (plates, cups, napkins and cutlery) is the Company's core product category, generating approximately 60% of revenues in 1995. Coordinated accessories (e.g., balloons, banners, etc.) and novelties (e.g., party favors) are offered to complement the Company's tableware products.
 To serve its customers better, the Company has made significant additions to its product line. Through increased spending on internal product development as well as through acquisitions, the Company has had a net increase of approximately 6,300 sku's since 1991. Revenue growth primarily has been the result of increased orders from its superstore customers (new stores and increased same-store sales), increased international sales and price increases.

      The Company's gross profit is influenced by its product mix and paper costs. Products manufactured by the Company, primarily tableware, represented approximately 50% of the Company's 1995 sales. The Company has made significant additions to its manufacturing capacity which have allowed it to improve gross margins. The Company believes that its manufacturing capabilities enable it to lower product cost, ensure product quality and be more responsive to customer demands. Paper represents approximately 35% of the cost of the Company's paper tableware. The Company has historically been able to adjust its prices in response to changes in paper prices.

 FINANCIAL IMPACT OF ORGANIZATION OF THE COMPANY

      In connection with the Offering and the Organization certain events have occurred or will occur which will affect the financial position and results of the Company. The following is a discussion of these events and the related financial impact.

      ORGANIZATION OF FOUNDER'S INTERESTS

      The Company has been formed for the purpose of becoming the holding company for the businesses previously conducted by Amscan Inc., certain affiliated companies individually owned and independently controlled by Mr. Svenningsen, and Am- Source, Inc., the Company's supplier of plastic plates, cups and bowls. The transfer of his ownership in these companies in exchange for shares of Common Stock of the Company will be accounted for in a manner similar to a pooling of interests and, as such, the historical cost basis of the accounts will be carried over thereby not giving rise to any goodwill. See "Organization of the Company."

      During the periods presented, a business which was not material to the combined business of the Company was acquired by Mr. Svenningsen and subsequently disposed of. The associated balance sheet, statements of operations and loss on disposition of the business are insignificant and have been excluded from the accompanying combined financial statements.

      ACQUISITION OF AM-SOURCE, INC.

     The Company and the stockholders of Am-Source, Inc., other than Mr. Svenningsen, have entered into an agreement pursuant to which such stockholders have agreed to transfer their ownership in Am-Source, Inc.
 in exchange for shares of Common Stock. The transaction will be accounted for as the purchase of the 50% ownership of Am-Source, Inc. not currently owned and will give rise to approximately $7.5 million of goodwill, which will be amortized over 30 years.

      TERMINATION OF PRIOR EMPLOYMENT AGREEMENTS

     Pursuant to an agreement between Amscan Inc. and Gerald C. Rittenberg, the Company's President, Mr. Rittenberg has agreed to enter into a new employment agreement, for a period of three years at a base compensation of approximately $220,000 per year to be increased annually by 5%. Mr. Rittenberg has also agreed to terminate his existing employment agreement which provided for Mr. Rittenberg to receive bonuses equal to approximately 10% of the pre-tax profits of Amscan Inc. and certain affiliates in each of the next three years and an amount equal to 5% of the value of Amscan Inc. in the event of a change in control or an initial public offering. In exchange for relinquishing these rights, Mr. Rittenberg will receive a special one-time payment of approximately $3.4 million in cash and shares of Common Stock of the Company equal to 3% of the total shares outstanding (excluding any shares which might be issued upon exercise of the Underwriters' over-allotment option) immediately following the Offering. The aggregate value to be paid to Mr. Rittenberg in cash and stock is $12.6 million, assuming an initial public offering price of $[14] per share (the mid-point of the range of the initial public offering prices set forth on the cover page of this Prospectus). See "Management of the Company - Executive Compensation - Employment Agreements."

      During the periods presented, certain other executives also had employment agreements which entitled them to receive a percentage of the pre-tax profits. These arrangements for Mr. Rittenberg and such other executives between 1993 and 1995 ranged from 18% to 20% of pre-tax profits in the aggregate. In conjunction with the Offering, these agreements have been substantially modified and these bonus arrangements replaced by a combination of specific incentive plans and/or cash payments and stock option grants. The aggregate of the special bonuses to Mr. Rittenberg and the other executives and senior managers were $1.1 million, $2.2 million and $2.6 million for the years ended December 31, 1993, 1994 and 1995, respectively. See "Management of the Company - Executive Compensation - Employment Agreements."

      ESTABLISHMENT OF AN EMPLOYEE STOCK OWNERSHIP PLAN

     In conjunction with the Offering, the Company will be establishing the ESOP for the benefit of its domestic employees. There will be a special one-time contribution at the Offering of 214,286 shares of Common Stock of the Company to the ESOP to be allocated to participant accounts based upon a formula which is weighted based upon both years of service and compensation. The Company does not contemplate making any additional contributions to the ESOP until 1998, and any further contributions will then be dependent upon a number of factors including Company performance.

      CHANGE IN CORPORATION FROM A SUBCHAPTER S TO A SUBCHAPTER C CORPORATION

     Prior to the Offering, Amscan Inc. and Am-Source, Inc. were operated as Subchapter S corporations for federal income and, where available, for state income tax purposes. As a result, these corporations did not record or pay any federal or state income tax expense. Following the Offering, the Company will be taxed as a Subchapter C corporation. It is anticipated that the Company will have an effective income tax rate of approximately 40.5% following the Offering. The Company has presented pro forma tax provisions and pro forma net income and per share data. These pro forma amounts represent what the income tax provision and the net income would have been if the Company had been a Subchapter C corporation and thus subject to income tax for all periods. See "Amscan Inc. and Affiliates Combined Financial Statements" and "Supplemental Pro Forma Combined Financial Statements."

      STOCKHOLDER DISTRIBUTIONS

     As Subchapter S corporations, the accumulated profits of Amscan Inc. and Am-Source, Inc. will be distributed to the stockholders through the effective date of the Offering. Net profits after the consummation of the Offering will be added to retained earnings of the Company and used to fund the capital requirements of the business. Additionally, prior to the Offering, Amscan Inc. and certain affiliates will declare dividends to Mr. Svenningsen representing distributions of accumulated profits and a return of capital. These amounts will be reflected as subordinated debt and will be repaid from the net proceeds of the Offering. It is estimated that the total of these amounts, including the pre-existing subordinated debt as of June 30, 1996, will be approximately $44 million.

                           --------------------

      The impact of the termination of the prior employment agreements described above and the establishment of the ESOP will result in a one-time charge to compensation expense of approximately $16.6 million. This expense, which will be recognized during the period that Amscan Inc. and Am-Source, Inc. are Subchapter S corporations, will be reflected in the Company's operations in the fiscal quarter which includes the Offering.

                            RESULTS OF OPERATIONS

                                     Years Ended December 31,            Six Months Ended June 30,

                               1993            1994        1995            1995          1996
 Net sales                    100.0%          100.0%      100.0%          100.0%        100.0%
 Cost of sales                 66.7            65.7        64.9            64.5          63.1
                              ------          ------      ------          ------        ------
 Gross profit                  33.3            34.3        35.1            35.5          36.9
                              ------          ------      ------          ------        ------

 Operating expenses:
 Selling                        9.0             8.5         7.4             7.2           6.4
 General and administrative    10.1            11.0         9.1             8.3           9.5
 Art and development            2.4             2.1         2.5             2.2           2.4
 Special bonuses                1.0             1.7         1.5             1.8           2.3
                              ------          ------      ------          ------        ------
 Total operating expenses      22.5            23.3        20.5            19.5          20.6
                              ------          ------      ------          ------        ------
 Income from operations        10.8            11.0        14.6            16.0          16.3

 Interest expense, net          2.1             2.9         3.4             3.7           3.3
 Other (income) expense, net    0.3             0.1        (0.2)           (0.4)         (0.5)
                              ------          ------      ------          ------        ------
 Income before income taxes
   and minority interests       8.4             8.0        11.4            12.7          13.5

 Income taxes                   0.3             0.4         0.4             0.3           0.5
 Minority interests             0.3             0.1         0.6             0.4           0.9
                              ------          ------      ------          ------        ------
 Net income                     7.8%            7.5%       10.4%           12.0%         12.1%
                              ======          ======      ======          ======        ======



 SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

      NET SALES

      Net sales for the six months ended June 30, 1996 were $93.0 million, an increase of 15.6% over the six months ended June 30, 1995 for which net sales were $80.4 million. Increased sales to national accounts, principally superstores, accounted for approximately $11.0 million of this increase. Also contributing to this sales increase was the impact of the Company's marketing strategy of continually offering new products as well as new designs and themes for existing products. In 1996, the Company's product line included approximately 14,000 sku's compared with approximately 12,200 sku's in 1995. Selling price increases related to core products (paper plates, napkins and cups) in response to higher paper costs accounted for approximately 7 percentage points of the 15.6% increase in net sales between the periods. Increased sales to international customers accounted for approximately $1.3 million of the increase in net sales.

    GROSS PROFIT

      Gross profit increased approximately $5.7 million in the first half of 1996 compared to the same period in 1995, and improved as a percentage of net sales from 35.5% to 36.9%. Higher selling prices in response to prior period increases in paper costs as well as lower product costs resulting from the Company's continued vertical integration of certain manufacturing operations, offset in part by the cost of added distribution facilities, were the primary reasons for this improvement in margins.

    SELLING EXPENSES

      Selling expenses increased by approximately $0.2 million in the first half of 1996 compared to the same period in 1995, but declined as a percentage of net sales from 7.2% to 6.4%. The primary reason for the percentage decline was the Company's ability to increase sales to its party superstore customers while not significantly increasing its sales costs associated with these accounts.

    GENERAL AND ADMINISTRATIVE EXPENSES

      General and administrative expenses increased approximately $2.2 million in the first half of 1996 compared to the same period in 1995. As a percentage of net sales, general and administrative expenses increased from 8.3% to 9.5%. This increase is principally attributable to: increased occupancy costs related to the Company's new corporate offices as well as one-time costs associated with the move to these offices; costs related to the development of a new business management computer system and additional personnel costs including relocation and recruitment.

    ART AND DEVELOPMENT COSTS

      Art and development costs increased approximately $0.4 million in the first half of 1996 compared to the same period in 1995. As a percentage of net sales, art and development costs increased from 2.2% in the first half of 1995 to 2.4% in the first half of 1996. The Company significantly expanded its creative and new product development staff and internal development capabilities in the middle part of 1995 which resulted in a substantial increase in art and development costs. The increase in art and development expenditures reflects the Company's strategy to remain a leader in product quality and development.

    SPECIAL BONUSES

      Special bonuses, which were based entirely upon the Company's pre-tax income, increased by approximately $0.7 million in the first half of 1996 compared to the same period in 1995. In connection with the Offering, the employment agreements which gave rise to these bonuses have been substantially modified to eliminate the special bonus payments. See "Management of the Company - Executive Compensation - Employment Agreements."

    INCOME FROM OPERATIONS

      The factors discussed above contributed to the increase in income from operations of 17.7% to $15.1 million in the first half of 1996 from $12.8 million in the corresponding period in 1995. As a percentage of net sales, income from operations increased from 16.0% in the first half of 1995 to 16.3% for the same period in 1996.

    INTEREST EXPENSE, NET

      Interest expense, net increased by $0.1 million to $3.1 million in the first half of 1996, reflecting slightly higher borrowings associated with increased working capital (primarily for inventory and accounts receivable) needed to support the increased volume of sales, offset in part by a lower effective interest cost associated with the Company's revised revolving credit agreement which was entered into in September 1995.

    INCOME TAXES

      Amscan Inc. and Am-Source, Inc. elected to be taxed as Subchapter S corporations for federal income tax and, where available, for state income tax purposes. Accordingly, these entities have not been subject to federal income taxes. In connection with the completion of the Offering, Amscan Inc. and Am-Source, Inc. will terminate their Subchapter S corporation status and, accordingly, will be subject to federal and state income taxes. The amounts shown as income taxes consist principally of foreign taxes. See "Amscan Inc. and Affiliates Combined Financial Statements."

    MINORITY INTERESTS

      Minority interests represent the portion of income attributable to equity ownership not held by Mr. Svenningsen. In addition to the minority interests of certain foreign entities, these amounts include the minority interest of Am-Source, Inc. which will be acquired in conjunction with the
 Offering.   See "Organization of the Company."

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

 NET SALES

      Net sales for the year ended December 31, 1995 were $167.4 million, an increase of 26.8% over 1994 when net sales were $132.0 million. Increased sales to superstores accounted for $23.7 million or 67% of this increase. The number of retail outlets represented by these accounts increased to 1,500 in 1995 from 1,140 in 1994. Also contributing to this net sales increase was the impact of the Company's marketing strategy of continually offering new products as well as new designs and themes for existing products. In 1995, the Company's product line included over 13,400 sku's compared with approximately 11,000 sku's in 1994. Selling price increases related to core products (paper plates, napkins and cups) in response to higher paper costs, accounted for approximately 5 percentage points of the 26.8% of the year-over-year increase in net sales. Increased sales to international customers accounted for approximately $4.3 million of the increase in net sales in 1995 compared to 1994.

   GROSS PROFIT

      Gross profit increased by approximately $13.5 million from 1994 to 1995, and improved as a percentage of net sales from 34.3% to 35.1%. The gross profit margin improvement resulted primarily from the increased vertical integration of the Company's tableware manufacturing operations. During 1995, the Company added several new pieces of equipment including two printing presses which enabled it to expand its manufacturing capacity. In addition, gross margin improved as a result of increased leveraging of existing distribution facilities and improved purchasing of non-manufactured products.

   SELLING EXPENSES

      Selling expenses increased by approximately $0.9 million from 1994 to 1995, but declined as a percentage of net sales from 8.5% to 7.4%. The primary reason for the percentage decline was the Company's ability to increase sales to its superstore customers, while not significantly increasing its sales costs associated with these accounts.

   GENERAL AND ADMINISTRATIVE EXPENSES

      General and administrative expenses increased by approximately $0.5 million from 1994 to 1995, primarily as a result of modest wage increases. As a percentage of net sales, general and administrative expenses declined from 11.0% to 9.1%. The Company was able to leverage its administrative resources while supporting the increased sales.

   ART AND DEVELOPMENT COSTS

      Art and development costs increased approximately $1.5 million from 1994 to 1995. As a percentage of net sales, art and development costs increased from 2.1% in 1994 to 2.5% in 1995. The Company significantly expanded its creative and new product development staff and internal development capabilities in 1995, which resulted in a substantial increase in art and development costs. The increase in such expenses reflects the Company's strategy of remaining a leader in product quality and development.

    SPECIAL BONUSES

      Special bonuses, which were based upon the Company's pre-tax income, increased in 1995 over 1994. The special bonus in 1994 included special one-time bonuses of approximately $0.8 million associated with the partial acquisition of Am-Source, Inc. In connection with the Offering, the employment agreements which gave rise to these bonuses have been substantially modified to eliminate the special bonus payments. See "Management of the Company - Executive Compensation - Employment Agreements."

   INCOME FROM OPERATIONS

      The factors discussed above contributed to the increase in income from operations of 69.9% to $24.7 million in 1995 from $14.5 million in 1994. As a percentage of net sales, income from operations increased from 11.0% in 1994 to 14.6% in 1995.

   INTEREST EXPENSE, NET

      Interest expense, net increased by $1.9 million to $5.8 million from 1994 to 1995, reflecting higher borrowings associated with increased working capital (primarily for inventory and accounts receivables) needed to support the increased volume of sales, as well as an increase in the Company's average effective rate for borrowed money from 7.5% to 8.3%.

   INCOME TAXES

      Amscan Inc. and Am-Source, Inc. elected to be taxed as Subchapter S corporations for federal income and, where available, for state income tax purposes. Accordingly, these entities have not been subject to federal income taxes. In connection with the consummation of the Offering, Amscan Inc. and Am-Source, Inc. will terminate their Subchapter S corporation status and, accordingly, will be subject to federal and state income taxes. The amounts shown as income taxes consist principally of foreign taxes. See "Amscan Inc. and Affiliates Combined Financial Statements."

   MINORITY INTERESTS

      Minority interests represent the portion of income attributable to equity ownership not held by Mr. Svenningsen. In addition to the minority interests of certain foreign entities, these amounts include the minority interest of Am-Source, Inc. which will be acquired in conjunction with the Offering. See "Organization of the Company."

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO DECEMBER 31, 1993

   NET SALES

      Net sales for the year ended December 31, 1994 were $132.0 million, an increase of 21.2% over 1993 when net sales were $108.9 million. Increased sales to superstores accounted for $13.7 million or 59% of this increase. The number of retail outlets represented by these accounts increased to 1,140 in 1994 from 900 in 1993. The number of items offered by the Company, which increased from 10,000 sku's in 1993 to 11,000 in 1994, also contributed to the improvement in net sales. In addition, sales were favorably affected by the inclusion of a full year of operating results for Am-Source, Inc. and Trisar, Inc. both of which were acquired by the Company during 1993.
 Average selling prices for the Company's core products (paper plates, napkins and cups) remained relatively flat between 1993 and 1994. Increased sales to international customers accounted for approximately $3.0 million of the sales increase.

   GROSS PROFIT

      Gross profit increased approximately $9.0 million from 1993 to 1994, and improved as a percentage of net sales from 33.3% to 34.3%. Improved margins resulted from the Company's manufacturing a greater portion of its tableware requirements. In addition, gross margin improved as a result of increased leveraging of existing distribution facilities and improved purchasing of non-manufactured products.

   SELLING EXPENSES

      Selling expenses increased approximately $1.5 million between 1993 and 1994, but declined as a percentage of net sales from 9.0% to 8.5%. The primary reason for the percentage decline was the Company's ability to increase sales to its superstore customers while not significantly increasing its sales costs associated with these accounts.

   GENERAL AND ADMINISTRATIVE EXPENSES

      General and administrative expense increased approximately $3.4 million from 1993 to 1994 as a result of a number of factors including: the full year impact of acquisitions made in 1993, increases in provisions for bad debts, increased consulting and professional fees associated with systems development and wage increases. As a percentage of net sales, general and administrative expenses increased from 10.1% to 11.0% from 1993 to 1994.

   ART AND DEVELOPMENT COSTS

      Art and development costs increased approximately $0.2 million between 1993 and 1994. As a percentage of net sales, art and development expenses decreased from 2.4% in 1993 to 2.1% in 1994 The increase was principally a result of the additional art and development costs associated with the acquisition of Trisar, Inc. which was consummated in 1993.

   SPECIAL BONUSES

      Special bonuses, which were based upon the Company's pre-tax income, increased in 1994 over 1993. The special bonus in 1994 included special one-time bonuses of approximately $0.8 million associated with the partial acquisition of Am-Source, Inc. In connection with the Offering, the employment agreements which gave rise to these bonuses have been substantially modified to eliminate the special bonus payments. See "Management of the Company - Executive Compensation - Employment Agreements."

   INCOME FROM OPERATIONS

      Due to the factors discussed above, income from operations increased 23.9% to $14.5 million in 1994 from $11.7 million in 1993. As a percentage of net sales, income from operations increased from 10.8% to 11.0% from 1993 to 1994.

   INTEREST EXPENSE, NET

      Interest expense, net in 1994 increased by $1.5 million to $3.8 million, reflecting higher borrowings associated with increased working capital needed to support the increased volume of sales, as well as an increase in the Company's average effective interest rate from 6.9% to 7.5%.

   INCOME TAXES

      Amscan Inc. and Am-Source, Inc. elected to be taxed as Subchapter S corporations for federal income and, where available, for state tax purposes. Accordingly, these entities have not been subject to federal income taxes. In connection with the Offering, Amscan Inc. and Am-Source, Inc. will terminate their Subchapter S corporation status and, accordingly, will be subject to federal and state income taxes. The amounts shown as income taxes consist principally of foreign taxes. See "Amscan Inc. and Affiliates Combined Financial Statements."

   MINORITY INTERESTS

   Minority interests represent the portion of income attributable to equity ownership not held by Mr. Svenningsen. In addition to the minority interests of certain foreign entities, these amounts include the minority interest of Am-Source, Inc. which will be acquired in conjunction with the Offering. See "Organization of the Company."

 LIQUIDITY AND CAPITAL RESOURCES

      The Company has financed its growth over the past three years principally through cash flow generated from operations, the use of operating leases, increases in its revolving line of credit borrowings and increases in long-term debt, including subordinated debt owed to Mr. Svenningsen. The proceeds from this Offering will be used to reduce indebtedness under the Company's line of credit and to repay subordinated debt. Management believes that the Company's working capital requirements will continue to be met by cash flow from operations and borrowing under its line of credit.

      On September 20, 1995, the Company revised its revolving line of credit with several banks. This facility provided the Company with a $50.0 million credit line based upon the assets of the Company. The amount available under this facility increased to $55.0 million on September 20, 1996, and will increase to $60.0 million on September 20, 1997. The facility, which expires September 20, 2000, had an outstanding balance as of June 30, 1996 of $47.3 million at an average interest rate of 6.95%. This rate includes the impact of interest rate "swap" contracts which the Company has entered into to fix the interest rate on $25.0 million of its obligation. (See Note
 (5) of the Notes to Combined Financial Statements of Amscan Inc. and Affiliates.) The Company may seek to enter into new arrangements for term debt to replace a portion of its revolving line of credit.

      In 1995, the Company had income before interest, taxes and depreciation and amortization of $28.3 million compared to $17.9 million in 1994. Additionally, the Company generated $11.2 million and $10.2 million from financings in 1995 and 1994, respectively. The Company used $19.5 million of the cash in 1995 and $12.5 million of the cash in 1994 to fund its working capital needs, which consisted primarily of increases in accounts receivable and inventory.

      For the six months ended June 30, 1996, the Company had income before interest, taxes and depreciation and amortization of $17.0 million compared to $14.9 million for the same period ended June 30, 1995. Additionally, the Company generated $11.7 million and $10.4 million from financings for the six months ended June 30, 1996 and 1995, respectively. The Company used $22.8 million of the cash for the six months ended June 30, 1996 and $19.2 million of the cash for the six months ended June 30, 1995 to fund its working capital needs, which consisted primarily of increases in accounts receivable and inventory.

      In 1995, the Company acquired $2.6 million of machinery and equipment and entered into operating leases for additional machinery and equipment worth $7.4 million, compared to net machinery and equipment purchases in 1994 of $6.1 million. The Company is continuing to add to manufacturing capacity and has entered into additional operating leases for machinery and equipment worth approximately $10.4 million and has ordered machinery and equipment worth approximately $3.1 million to be delivered in 1996. Management believes that these additions to plant and equipment provide adequate capacity to support its operations for the foreseeable future.

      In 1995, the Company distributed $11.0 million, compared to $7.5 million in 1994, to stockholders, of which $4.0 million in 1995 and $3.6 million in 1994, was reinvested in the Company as subordinated debt payable to stockholders. The remainder of these distributions was used principally for the payment of their taxes. See "Organization of the Company." The increase from 1994 to 1995 was due to increased earnings of those corporations, taxable to the stockholders.

 RECENTLY ISSUED ACCOUNTING STANDARDS

      In October 1995, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 123 - Accounting for Stock-Based Compensation. As allowable by SFAS 123, the Company does not intend to recognize compensation cost for stock-based employee compensation arrangements, but rather, starting with fiscal 1996, will disclose the pro-forma impact on net income and earnings per share as if the fair value stock-based compensation had been recognized starting with fiscal 1995.

      In March, 1995, the FASB issued SFAS 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. When adopted in 1996, the Companies do not believe that the impact of SFAS 121 will have a significant impact on their financial position or results of operations.

      Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or not significant to the financial statements of the Companies.

 QUARTERLY RESULTS

      As a result of the seasonal nature of certain of the Company's products, the quarterly results of operations may not be indicative of those for a full year. Third quarter sales are generally the highest of the year due to a combination of increased sales to consumers of the Company's products during summer months as well as initial shipments of seasonal holiday merchandise as retailers build inventory. Conversely, fourth quarter sales are generally lower as retailers sell through inventories purchased during the third quarter. The overall growth rate of the Company's sales in recent years has offset, in part, this sales variability. Promotional activities, including special dating and pricing terms, particularly with respect to Halloween and Christmas products, result in generally lower margins and profitability in the fourth quarter, as well as higher accounts receivable balances and associated higher interest costs to support these balances. The following table sets forth the historical net sales and income from operations of the Company for 1995 and 1996 by quarter.

                              QUARTERLY RESULTS
                               ($ IN THOUSANDS)

                                       1995 QUARTERS                      1996 QUARTERS
                           ---------------------------------------     ------------------
                           MARCH 31   JUNE 30   SEPT. 30   DEC. 31     MARCH 31   JUNE 30
                           --------   -------   --------   -------     --------   -------
 Net sales                 $39,376    $41,046   $46,221   $40,760      $47,258   $45,714
                           =======    =======   =======   =======      =======   =======
 Income from operations    $ 6,492    $ 6,350   $ 8,564   $ 3,263(a)   $ 7,565   $ 7,555
                           =======    =======   =======   =======      =======   =======


 (a) In addition to the seasonal variability described above, income from operations for the fourth quarter of 1995 was adversely affected by the impact of higher paper costs for which selling price adjustments were implemented in the first quarter of 1996. Income from operations for this quarter was also adversely affected by additional bad debt reserves (approximately $0.5 million) and additional computer system expenses (approximately $0.5 million).

             SUPPLEMENTAL PRO FORMA COMBINED FINANCIAL STATEMENTS
                                 (UNAUDITED)

     The following Supplemental Pro Forma Combined Financial Statements for the year ended December 31, 1995 and as of and for the six months ended June 30, 1996 reflect the combined results of operations of Amscan Inc. and Affiliates after giving effect to certain events that have occurred or will occur in conjunction with the Organization and the Offering including pro forma adjustments intended to present the historical results as if Amscan Inc. and Am-Source, Inc. had not elected to be treated as Subchapter S corporations for tax purposes.

      The unaudited Supplemental Pro Forma Combined Financial Statements have been prepared by management solely to facilitate period to period comparisons and do not represent the actual financial position or results of operations for the periods presented. The Supplemental Pro Forma Combined Balance Sheet and the Supplemental Pro Forma Combined Statements of Operations do not purport to be indicative of future results.

      The Supplemental Pro Forma Combined Financial Statements should be read in conjunction with the Combined Financial Statements of Amscan Inc. and Affiliates and the notes thereto and the Unaudited Combined Financial Statements of Amscan Inc. and Affiliates and the notes thereto contained elsewhere in this Prospectus.

                          AMSCAN INC. AND AFFILIATES
           SUPPLEMENTAL PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 1995
                    ($ in thousands, except share amounts)
                                 (unaudited)

                                                 PRO FORMA AND
                                                 SUPPLEMENTAL
                                                 PRO FORMA        SUPPLEMENTAL
                                  HISTORICAL     ADJUSTMENTS      PRO FORMA
                                  ----------     -----------      ------------
  Net sales                      $167,403                           $167,403
  Cost of sales                   108,654                            108,654
                                 --------                           --------
     Gross profit                  58,749                             58,749
     Selling                       12,241                             12,241
     General and administrative    15,002           $250 (a)          15,252
     Art and development            4,256                              4,256
     Special bonuses                2,581         (2,581)(b)             -
                                 --------                           --------
        Income from operations     24,669                             27,000
  Interest expense, net             5,772         (2,686)(c)           3,086
  Other income, net                  (309)                              (309)
                                 --------                           --------
     Income before income
       taxes  and minority
       interests                   19,206                             24,223
  Income taxes                        731          9,181 (d)           9,912
  Minority interests                1,041           (927)(a)             114
                                 --------                           --------
    Supplemental pro forma
      net income                 $ 17,434                           $ 14,197(f)
                                 ========                           ========
    Supplemental pro forma
      net income per share                                          $   0.65
                                                                    ========
    Supplemental pro forma
      weighted average common
      shares outstanding                                          22,000,000(e)
                                                                  ==========

 Notes to Supplemental Pro Forma Combined Statement of Operations for the year ended December 31, 1995:
 (a) To reflect amortization of goodwill of $7.5 million over thirty years and the elimination of minority interest related to the acquisition of an additional 50% of Am-Source, Inc. as if it were acquired at the beginning of the period presented;
 (b) To reflect the reduction in compensation paid to certain employees to the extent such compensation exceeded the compensation payable to such individuals under compensation agreements described herein under "Management of the Company - Executive Compensation - Employment Agreements";
 (c) To reflect reduced interest expense assuming a repayment of $20.0 million of bank loans at an average rate of 7% and an average balance of $13.3 million of loans from Mr. Svenningsen at an average rate of 9.3%;
 (d) To provide for income taxes at an effective rate of 40.5% on earnings as if Amscan Inc. and Am-Source, Inc. had not been treated as Subchapter S corporations during the period presented ($6.7 million) and to give effect to the tax effect of these adjustments ($2.5 million);
 (e) Supplemental pro forma weighted average common shares outstanding is calculated as if the shares issued in the Offering as well as those issued in the Organization had been outstanding from the beginning of the period presented;
  (f) The above pro forma and supplemental pro forma adjustments do not include anticipated non-recurring expenses of $13.6 million and $3.0 million relating to compensation expense to be incurred at the consummation of the Offering in connection with cash and stock to be paid to Mr. Rittenberg and certain other executives in connection with the termination or modification of prior employment agreements and the establishment of the ESOP for the benefit of the Company's domestic employees.

                          AMSCAN INC. AND AFFILIATES
           SUPPLEMENTAL PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    For the Six Months Ended June 30, 1996
                    ($ in thousands, except share amounts)
                                 (unaudited)

                                                 PRO FORMA AND
                                                 SUPPLEMENTAL
                                                 PRO FORMA        SUPPLEMENTAL
                                  HISTORICAL     ADJUSTMENTS      PRO FORMA
                                  ----------     -----------      ------------
  Net sales                       $92,972                          $  92,972
  Cost of sales                    58,706                             58,706
                                 --------                           --------
     Gross profit                  34,266                             34,266
     Selling                        5,936                              5,936
     General and administrative     8,916            $125(a)           9,041
     Art and development            2,194                              2,194
     Special bonuses                2,100          (2,100)(b)           -
                                  --------                          --------
        Income from operations     15,120                             17,095
  Interest expense, net             3,084          (1,465)(c)          1,619
  Other income, net                  (446)                              (446)
                                 --------                           --------
     Income before income taxes
       and minority interests      12,482                             15,922
  Income taxes                        441           6,172 (d)          6,613
  Minority interests                  825            (774)(a)             51
                                  --------                          --------
    Supplemental pro forma net
      income                     $ 11,216                           $  9,258(f)
                                  =======                            =======
    Supplemental pro forma net
      income per share                                              $   0.42
                                                                     =======
    Supplemental pro forma
      weighted average common
      shares outstanding                                          22,000,000(e)
                                                                  ==========

 Notes to Supplemental Pro Forma Combined Statement of Operations for the six months ended June 30, 1996:
 (a) To reflect amortization of goodwill of $7.5 million over thirty years and the elimination of minority interest related to the acquisition of an additional 50% of Am-Source, Inc. as if it were acquired at the beginning of the period presented;
 (b) To reflect the reduction in compensation paid to certain employees to the extent such compensation exceeded the compensation payable to such individuals under compensation agreements described herein under "Management of the Company - Executive Compensation - Employment Agreement";
 (c) To reflect reduced interest expense assuming a repayment of $20.0 million of bank loans at an average rate of 7% and $16.0 million of loans from Mr. Svenningsen at an average rate of 8.75%;
 (d) To provide for income taxes at statutory rates (40.5%) on earnings as if Amscan Inc. and Am-Source, Inc. had not been treated as Subchapter S corporations during the period presented ($4.4 million) and to give effect to the tax effect of these adjustments ($1.8 million);
 (e) Supplemental pro forma weighted average common shares outstanding is calculated as if the shares issued in the Offering as well as those issued in the Organization had been outstanding from the beginning of the period presented;
 (f) The above pro forma and supplemental pro forma adjustments do not include anticipated non-recurring expenses of $13.6 million and $3.0 million relating to compensation expense to be incurred at the consummation of the Offering in connection with cash and stock to be paid to Mr. Rittenberg and certain other executives in connection with the termination or modification of prior employment agreements and the establishment of the ESOP for the benefit of the Company's domestic employees.

                           AMSCAN INC. AND AFFILIATES
                 SUPPLEMENTAL PRO FORMA COMBINED BALANCE SHEET
                                 June 30, 1996
                     ($ in thousands, except share amounts)
                                   (unaudited)



                                                                              SUPPLEMENTAL
                                                                              PRO FORMA
                                                                              ADJUSTMENTS
                                               SUPPLEMENTAL                   TO GIVE
                                               PRO FORMA                      EFFECT TO        SUPPLEMENTAL
                                HISTORICAL     ADJUSTMENTS    SUBTOTAL        THE OFFERING     PRO FORMA

          ASSETS
 Current assets:
   Cash and cash equivalents      $ 3,478                     $ 3,478                           $ 3,478
   Accounts receivable, net        39,740                      39,740                            39,740
   Inventories                     49,474                      49,474                            49,474
   Deposits and other              12,326      $4,334(a)       16,660                            16,660
                                  -------                     -------                           -------
     Total current assets         105,018                     109,352                           109,352

 Property, plant and equipment,
   net                             27,137                      27,137                            27,137
 Other assets                       7,332       7,500(b)       14,832                            14,832
                                  -------                     -------                           -------
      Total assets               $139,487                    $151,321                          $151,321
                                  =======                     =======                           =======
     LIABILITIES AND
   STOCKHOLDERS' EQUITY

 Current liabilities:
   Loans and notes payable        $49,750       3,400(c)      $53,150        $(35,889)(i)       $17,261
   Accounts payable                 7,630                       7,630                             7,630
   Accrued expenses                10,029       4,467(a)(d)    14,496                            14,496
   Current installments of
     long-term indebtedness         2,141                       2,141                             2,141
                                  -------                     -------                           -------
     Total current liabilities     69,550                      77,417                            41,528

 Long-term indebtedness,
   excluding current
   installments                    11,430                      11,430                            11,430
 Subordinated and other
  indebtedness due to
  stockholders                     19,660      13,451(e)       33,111          (33,111)(i)           -
 Other                                639                         639                               639
                                  -------                     -------                           -------
     Total liabilities            101,279                     122,597                            53,597
                                  -------                     -------                           -------
 Stockholders' equity:
   Common stock                       393       1,271(f)        1,664              536(j)         2,200
   Additional
     paid-in-capital                9,090      10,814(g)(k)    19,904           68,464(j)        88,368
   Retained earnings               29,372     (21,656)(h)       7,716                             7,716
 Cumulative translation
   adjustment                        (560)                       (560)                             (560)
 Treasury stock, at cost              (87)         87(k)           -                                 -
                                  -------                     -------                           -------
     Total stockholders'
       equity                      38,208                      28,724                            97,724
                                  -------                     -------                           -------
     Total liabilities and
       stockholders' equity      $139,487                    $151,321                          $151,321
                                  =======                     =======                           =======

 Notes to Supplemental Pro Forma Combined Balance Sheet:

 (a) Reflects a deferred income tax asset and liability of $4.3 million and $3.5 million, respectively, on accumulated timing differences as if Amscan Inc. and Am-Source, Inc. had not been treated as Subchapter S corporations for income tax purposes.

 (b) Reflects goodwill of $7.5 million related to the acquisition of an additional 50% of Am-Source, Inc.

 (c) Reflects the accrual for obligations payable to Mr. Rittenberg in connection with the termination of his prior employment agreement. See "Organization of the Company" and "Management of the Company - Executive Compensation - Employment Agreements."

 (d) Reflects the accrual for obligations payable of $1.0 million to certain executives in connection with the termination of their prior employment agreements.

 (e) Represents distributions of capital of approximately $7.6 million and accumulated undistributed earnings of $5.9 million to Mr. Svenningsen retained by the Company in the form of subordinated indebtedness.

 (f) Gives effect to the issuance of (i) 15,232,857 shares of Common Stock to Mr. Svenningsen in exchange for his equity interest in Amscan Inc. and its affiliates (see "Organization of the Company"), (ii) 660,000 shares of Common Stock to Mr. Rittenberg in connection with the termination of his prior employment agreement (see "Organization of the Company" and "Management of the Company - Executive Compensation - Employment Agreements"), (iii) 535,714 shares for the acquisition of an additional 50% of Am-Source, Inc. and (iv) 214,286 shares to establish the ESOP for the benefit of the Company's domestic employees.

 (g) Gives effect to the issuance of shares of Common Stock in the approximate amount of (i) a $1.1 million reduction related to the net impact of the issuance of shares to Mr. Svenningsen in connection with the Organization (see "Organization of the Company"), (ii) $9.2 million to Mr. Rittenberg in connection with the termination of his prior employment agreement (see "Organization of the Company" and "Management of the Company - Executive Compensation - Employment Agreements"), (iii) $7.4 million for the acquisition of an additional 50% of Am-Source, Inc. and (iv) $3.0 million to establish the ESOP for the benefit of the Company's domestic employees, partially offset by a distribution of capital of $7.6 million to Mr. Svenningsen.

 (h) Gives effect to (i) $13.6 million of compensation expense to Mr. Rittenberg and other executives in connection with the termination of prior employment agreements (See "Organization of the Company" and Management of the Company - Executive Compensation - Employment Agreements"), (ii) $5.9 million of distributions of accumulated undistributed earnings from Subchapter S corporations to Mr. Svenningsen, and (iii) $3.0 million of compensation expense to establish the Employee Stock Ownership Plan for the benefit of the Company's domestic employees net of (iv) $0.8 million of a net deferred tax asset on accumulated timing differences of Amscan Inc. and Am-Source, Inc. as if they had not been treated as Subchapter S corporations for income tax purposes.

 (i) Repayment of bank indebtedness and subordinated indebtedness and other due to stockholders of $35.9 million and $33.1 million, respectively, as of June 30, 1996 from proceeds of the Offering. Excludes estimated earnings from June 30, 1996 to the date of the Offering which will be distributed and will result in an increase in subordinated indebtedness. See "Use of Proceeds."

 (j)  Net proceeds from the Offering.

 (k) Gives effect to the retirement of Treasury Stock in conjunction with the Offering.

                                    BUSINESS

      The Company is one of the leading designers, manufacturers and distributors of seasonal and everyday party goods. With a product line consisting of approximately 14,000 sku's, the Company is a complete source of paper and plastic party goods, including decorative tableware such as plates, cups and napkins, accessories such as invitations and balloons, and novelties such as games and favors. The Company's products are sold in more than 20,000 retail outlets. The Company is a leading supplier to the emerging party goods superstore distribution channel, where it has been able to position itself as a responsive and comprehensive supplier of proprietary, well designed and high quality products. The Company also distributes its products to discount chains, mass merchandisers and specialty retailers. The Company's in-house design staff produces and manages the broad spectrum of party goods for all occasions.

    INDUSTRY OVERVIEW

      According to Paper and Party Retailer, a trade publication for the party goods industry, the retail party supplies industry achieved total sales of approximately $8.8 billion in 1995, which includes items such as cards and stationery in addition to the products produced by the Company. Over the past several years, according to the same publication, there has been a significant shift of sales to party goods superstores.

      The Company believes that several current industry trends offer well-positioned manufacturers opportunities for significant growth including:

      o The increasing breadth and availability of party merchandise in the marketplace. Principal manufacturers such as the Company have broadened their product offerings to include party goods to celebrate a greater number of events, holidays and themes. At the same time, manufacturers are expanding the number and types of products offered for each sort of occasion to encourage add-on purchases by consumers planning parties.

      o The recent emergence of the party goods superstore merchandising concept. The retail party goods business has historically been fragmented, with consumers purchasing party goods from independent stores and designated departments within drug, discount or department store chains. Over the past several years, the marketplace has begun to accept a move toward the party goods superstore merchandising concept, similar to earlier merchandising shifts in such product categories as food, toys, office supplies, home furnishings and home improvement needs. These superstores provide consumers with a one-stop source for all of their party needs generally at discounted prices. By displaying an array of integrated and related merchandise in an attractive format, they seek to influence consumers to increase the number of items purchased for each event or occasion.

      o Consumers' desire to enhance the quality of their leisure time. Another important dynamic in this industry is an increase in home entertaining, as consumers seek to enhance the quality of their leisure time by including party goods in their celebrations. The Company believes that this consumer desire to optimize leisure time is an outgrowth, among other things, of the increase in two wage-earner families. Party goods offer a convenient and affordable way to make all types of occasions more festive.


 BUSINESS STRATEGY

      The Company's goal is to grow sales and market share and enhance profitability by offering the industry's fullest product line produced using state-of-the-art design processes and manufacturing technology. The key elements in executing the Company's strategy include:

    Provide the Broadest Product Line.

    The Company endeavors to provide party goods retailers with the most extensive product line in the industry. Differentiating itself from its competitors, the Company offers approximately 200 design ensembles, each containing 30 to 150 items appealing to a variety of consumer preferences. In total, the Company's product line includes approximately 14,000 sku's. The Company believes that by offering such a full product line, it has created a competitive advantage by becoming a single source for a large portion of the retailers' requirements. In addition, the breadth of products gives the consumer new ideas for making parties festive, colorful and interesting. In this way, the Company seeks to increase the number of products sold per consumer for each transaction and generate consumer loyalty and repeat business.

    Maintain Product Design Leadership.

      The Company's product development process is design driven. The Company believes it is a leader in the creation of innovative and unique designs for its products. The Company looks to create designs which have a level of complexity and style that is compelling to consumers and difficult for competitors to replicate. Approximately 60 of the Company's employees are engaged in the design process. From the large number of designs and concepts developed by these artists, the Company selects those it believes best to replace approximately one-third of its designed product ensembles each year. For example, in 1996 the Company introduced over 50 new ensemble designs.

      The Company targets a wide variety of events, holidays and themes in the creation of its designs and frequently introduces new designs into the marketplace. The goal of this approach is to heighten consumer awareness of particular events, holidays and themes and to reinforce the concept that party planning is appropriate and enjoyable throughout the year. For example, the Company has introduced on a nationwide scale ensembles for Mardi Gras and Hawaiian luaus, themes not traditionally part of home entertainment parties. Almost all of the Company's designs are developed in-house by a creative and highly skilled design staff using state-of-the-art technology. The Company does not depend on licenses to any material degree.

    Work Closely With Customers.

      The Company strives to build strong relationships with its customer base representing more than 20,000 retail outlets. Key elements of this strategy are providing superior service and involving retailers in the Company's product development and marketing process. In particular, the Company solicits input from retailers on new product concepts and consumer design preferences in determining the types of events, holidays and themes to target. The Company also furnishes to party goods retailers customized planograms for the display of products in their stores with the goal of maximizing sales to consumers. The Company believes that effective display of its products at retail, including coordinated accessories, results in add-on purchases by consumers seeking further to enhance the festive nature of their celebrations. The Company's order taking and fulfillment systems are designed to support its customers by providing customers with high fill rates and short turn-around times.

      Over the past five years, much of the Company's growth has been attributable to its ability to establish strong relationships with the emerging party goods superstore channel of distribution. The Company has been able to develop these relationships in large part due to its customer service efforts while maintaining its market position with its traditional customer base of independent card and party goods retailers.

    Use State-of-the-Art Manufacturing and Distribution Technology.

      The Company uses state-of-the-art technological processes to design, manufacture and distribute its products. The Company's highly skilled design staff employs computer assisted design ("CAD") systems to develop designs which the Company believes are unmatched in terms of complexity and style. Its state-of-the-art manufacturing equipment includes highly automated printing, forming, folding and packaging equipment. This vertically integrated manufacturing capability, which covers most of its core products and accounted for approximately 50% of 1995 sales, enables the Company to control its costs, manage its inventory investment and respond quickly to customer orders. In order to expedite the order-entry process, the Company has equipped its sales force and certain of its customers with hand held computers. Through the use of standard telephone lines, these devices interface directly with the Company's automated distribution centers. The Company's distribution centers employ computer-assisted systems to receive and fill customer orders efficiently and quickly.

    Grow Through Acquisitions.

      The Company has from time to time sought to expand its product line and market share, as well as further vertically integrate its operations, through strategic acquisitions. The Company intends to pursue additional acquisitions of complementary businesses which further these strategic objectives. Other than its agreement described herein under "Organization of the Company" pursuant to which the Company acquired the remaining 50% of Am-Source, Inc., which is the source of the Company's plastic plates, cups and bowls, the Company does not currently have any agreements with any parties with respect to acquisitions.

 PRODUCTS AND SERVICES

      The Company offers products in everyday and seasonal designs. Everyday events and celebrations include birthdays, showers, weddings, christenings, graduations, anniversaries, retirements, first communions, bar mitzvahs, confirmations, summer picnics and barbecues and theme parties (such as Hawaiian luaus, Mardi Gras and '50's parties). Seasonal celebrations and events include New Years, Valentine's Day, St. Patrick's Day, Easter, Passover, Fourth of July, Halloween, Thanksgiving, Hanukkah and Christmas.

      The principal categories of products which the Company offers are tableware, accessories and novelties. The percentages of net sales represented by each product category for each of the past three calendar years are set forth in the following table:

                         1993          1994          1995
                         ----          ----          ----
      Tableware           55%           58%           60%
      Accessories         27%           26%           24%
      Novelties           18%           16%           16%

      The following table sets forth the principal products in each of the three categories:

      Tableware                    Accessories                Novelties
      ---------                    -----------                ---------
    Solid Color:                    Balloons                   Buttons
      Paper and Plastic Cups        Banners                    Candles
      Paper and Plastic             Cascades                   Cocktail Picks
      Plates                        Confetti                   Games
      Paper and Plastic Table       Crepe                      Mugs
        Covers                      Cutouts                    Noise Makers
      Plastic Cutlery               Decorative Tissues         Party Favors
                                    Flags                      Party Hats
    Decorated:                      Gift Bags                  Pom Poms
      Paper Cups                    Gift Wrap                  T-shirts
      Paper Napkins                 Guest Towels
      Paper Plates                  Honeycomb Centerpieces
      Paper Table Covers            Invitations and Notes
                                    Ribbons and Bows
                                    Signs


    Tableware

      The Company believes that tableware products are the initial focus of a consumer in the planning of a party since these items are necessary in connection with the consumption of food and beverages. To distinguish its tableware from that of its competitors, the Company seeks to create a broad range of unique designs for its products. In addition, the Company's tableware products are priced competitively and affordably. The Company's paper plates, cups, napkins, table covers and plastic cutlery are affordable, having suggested retail prices (based upon quantity) ranging between $1.70 and $10.00.

      Accessories and Novelty Items

      The Company believes that a consumer also will choose the Company's tableware over that of its competitors due to the breadth and array of accessory and novelty items available to the consumer in designs coordinated with the Company's tableware designs. By offering coordinated ensembles, the Company seeks to appeal to consumers' imagination and tastes and therefore make the purchase of the Company's ensembles more appealing than purchasing tableware without accessories. The display of its accessory items in retail stores, in unified displays which create a striking visual impact, are designed to encourage the impulse buying of such accessories and novelty items by offering consumers the opportunity to enhance the festive nature of their celebration. The Company believes that the appeal of its full product line thereby increases the number of products sold per customer for each transaction.

 DESIGN AND PRODUCTION

      The Company has an active design and new product development program involving approximately 60 of its employees on a full-time basis. These individuals perform a variety of functions, including product development, product management, design layout, art production and catalogue production. The Company looks to create designs which have a level of complexity and style which is compelling to consumers and difficult for competitors to replicate. The design process often begins more than a year in advance of actual commercial production and is intended to keep pace with changing consumer preferences in fashion and design. In addition, senior executives and members of the Company's product development and design staffs regularly meet with customers and attend trade shows and related events to ascertain market and design trends.

      Each year, the Company introduces new products as well as new designs and themes for existing products. New products are introduced not only in its existing lines but also as entirely new product concepts for the party event. New products must meet the Company's quality and pricing criteria and be able to be distributed through the Company's existing marketing and distribution system.

      State-of-the-art printing, forming, folding and packaging equipment support the Company's manufacturing operations. Company-owned facilities in Kentucky, New York, Rhode Island and California produce paper and plastic plates, napkins, cups and other party and novelty items. This vertically integrated manufacturing capability for many of its key products allows the Company the opportunity to better control costs and improve product quality, manage inventory investment and provide efficiency in order fulfillment.

      Over the past five years, the Company has purchased or leased new plant and equipment having an aggregate value of approximately $29 million to expand the manufacturing capabilities of the Company. As a result, approximately 50% of the Company's sales in 1995 were of items manufactured by the Company. The Company generally uses its manufacturing equipment on the basis of at least two shifts per day in order to lower its production costs per item. In addition, the Company manufactures products for third parties, the volume of which can be adjusted by the Company over a relatively short period of time and helps the Company maintain a satisfactory level of equipment utilization.

      The Company sources the remainder of its products from contract manufacturers, the majority of whom are located in China and elsewhere in the Far East and with whom the Company has long-standing relationships. The two largest such suppliers have exclusive supply arrangements with the Company and represent relationships which have been in place for more than ten years. The Company believes that the quality of craftsmanship and the ability to satisfy the Company's pricing criteria provides a significant competitive advantage. The Company's business, however, is not dependent upon any single source of supply for products manufactured for the Company by third parties.


 SALES AND MARKETING

      The Company's practice of including party goods retailers in all facets of the Company's product development is a key element of the Company's sales and marketing efforts. The Company targets important consumer preferences by integrating its own market research with the input of party goods retailers in the creation of its designs and products. The sales organization assists customers in the actual set-up and lay out of displays of the Company's products. From time to time, the Company also provides customers with promotional displays.

      The principal sales and marketing tool of the Company is its three separate annual catalogues, two for seasonal products and one for everyday products. In 1995, the Company spent $1.1 million on the production of its sales catalogues.

      The Company's domestic sales force is comprised of 54 seasoned sales professionals who have, on average, been affiliated with the Company for over 5 years. International customers are serviced by experienced individuals who are generally employees of the affiliated company. This experience provides the Company with individuals who possess thorough knowledge of the industry and the ability to maximize the positioning of the Company's broad product line with respect to the merchandising needs of the retailers.

 DISTRIBUTION AND SYSTEMS

      The Company ships its products from distribution warehouses which employ computer assisted systems. Everyday products are shipped either from California or New York in order to achieve the most economical freight costs while providing fast delivery of goods to the party goods retailer. In order to control inventory investment, seasonal products are shipped out of a central warehouse located in New York. Products for foreign markets are shipped from the Company's distribution warehouses in Canada, Mexico, England and Australia.

      Many of the Company's sales orders are generated electronically through hand held units with which the sales force as well as many customers are equipped. Specifically, orders are entered into the hand held units and then transmitted over telephone lines to the Company's mainframe computer where they are processed for shipment. This electronic order entry expedites the order processing which in turn improves the Company's ability to fill customer merchandise needs accurately and quickly.

    COMPETITION

      The Company competes on the basis of diversity and quality of its product designs, breadth of product line, product availability, price, reputation and customer service. The Company has many competitors with respect to one or more of its products, including smaller independent specialty manufacturers and other companies, some of which have financial resources which are greater than those of the Company. Certain of these competitors control licenses for widely recognized images, such as cartoon or motion picture characters, which could provide them from time to time with a competitive advantage. The Company believes, however, that there are few competitors which manufacture and distribute products with the complexity of design and breadth of product offerings that the Company does. In addition, the Company knows of no competitor who utilizes design styles across product categories to provide consumers with coordinated products in the variety that the Company offers. Furthermore, the Company believes that its state-of-the-art design and manufacturing processes create an efficiency in manufacturing that few of its competitors achieve in the production of numerous coordinated products in multiple design types.

    CUSTOMERS

      The Company's customers are principally party goods superstores, large discount chains, mass merchandisers and independent card and party retailers. Among this group, the Company's primary customers are party goods superstores. Based on information provided to the Company by party goods superstores or gathered by its sales force, the Company supplies on average between 20% and 40% of the merchandise generally stocked in such stores.

      During 1995 and the first six months of 1996, sales by the Company to its largest customer, Party City Corporation, exceeded 10% of the Company's combined net sales for such periods.

 PATENTS, TRADEMARKS, COPYRIGHTS, LICENSES

      The Company owns copyrights on the designs created by the Company and used on its products. The Company owns trademarks in the words and designs used on or in connection with its products. It is the practice of the Company to register its copyrights with the United States Copyright Office to the extent it deems reasonable. The Company does not believe that the loss of copyrights or trademarks with respect to any particular product or products would have a material adverse effect on the business of the Company.

      The Company does not depend on licenses to any material degree in its business and, therefore, does not incur any material licensing expenses. In 1995, sales of licensed products were $8.1 million or 4.9% of 1995 total net sales.

 EMPLOYEES

      As of August 1, 1996, the Company had approximately 1,100 employees, none of whom is represented by a labor union. The Company considers its relationship with its employees to be good.

 FACILITIES

      The Company maintains its corporate headquarters in Elmsford, New York and conducts its principal design, manufacturing and distribution operations at the following facilities:


                                                                                    OWNED OR
                                                                                   LEASED (WITH
  LOCATION                   PRINCIPAL ACTIVITY                SQUARE FEET         EXPIRATION DATE)

 Elmsford, New York(1)       Executive Offices; design and     45,000 square feet   Leased (expiration date:
                             art production of paper party                          February 28, 2001)
                             products and decorations

 Harriman, New York          Manufacture of paper napkins      75,000 square feet   Leased (expiration date:
                             and cups                                               March 31, 1999)

 Providence, Rhode Island    Manufacture and distribution      51,000 square feet   Leased (expiration date:
                             of plastic plates, cups and bowls                      June 30, 2008)

 Louisville, Kentucky        Manufacture and distribution     183,000 square feet   Leased (expiration date:
                             of paper plates                                        March 31, 1997)

 Anaheim, California         Manufacture of novelty items      25,000 square feet   Leased (expiration date:
                                                                                    February 28, 1999)

 Temecula, California(2)     Distribution of paper party      212,000 square feet   Leased (expiration date:
                             products and decorations                               February 28, 2000)

 Goshen, New York            Distribution of paper party      130,000 square feet   Leased (expiration date:
                             products and decorations                               December 31, 1998)

 Chester, New York(3)        Distribution of paper party       87,000 square feet   Owned
                             products and decorations

 Montreal, Canada(4)         Distribution of paper party      124,000 square feet   Owned
                             products and decorations

 Milton Keynes, England      Distribution of paper party       30,000 square feet   Leased (expiration date:
                             products and decorations                               March 31, 2016)
                             throughout United Kingdom
                             and Europe


                                       40




 Melbourne, Australia        Distribution of party             10,000 square feet   Owned
                             products and decorations in
                             Australia and Asia

 (1) Property leased by the Company from a limited liability company which is 79%-owned by a trust established for the benefit of John A. Svenningsen's children, 20%-owned by a trust established for the benefit of Mr. Svenningsen's sister's children and 1%-owned by a corporation owned by Mr. Svenningsen. See "Certain Related Transactions."

 (2) Property leased by the Company from John A. Svenningsen. See "Certain Related Transactions."

 (3) Property subject to a ten-year mortgage made by the Company securing a loan in the original principal amount of $5,925,000 bearing interest at a rate of 8.51%. Such mortgage commenced on September 14, 1994.

 (4) Property subject to a mortgage made by the Company securing a loan in the original principal amount of $2,844,000 (Canadian). Such mortgage bears an interest rate at the lower of Hong Kong Bank of Canada's Cost of Funds plus 1.6% or Canadian Prime plus 0.5%.

      The Company believes that its properties have been adequately maintained, are in generally good condition and are suitable for the Company's business as presently conducted. The Company believes its existing facilities provide sufficient production capacity for its present needs and for its anticipated needs in the foreseeable future. All properties generally are used on a basis of two shifts per day. The Company also believes that upon the expiration of its current leases, it either will be able to secure renewal terms or enter into leases for alternative locations at market terms.

 LEGAL PROCEEDINGS

    Neither the Company nor any of its subsidiaries is a party to any material pending legal proceedings.

                           MANAGEMENT OF THE COMPANY

 DIRECTORS AND EXECUTIVE OFFICERS

      The directors and executive officers of the Company are set forth below. Each such person holds an identical position with the Company's principal operating subsidiary, Amscan Inc.:


      NAME                 AGE                    POSITION

 John A. Svenningsen        65         Chairman of the Board of Directors
                                       and Chief Executive Officer

 Gerald C. Rittenberg       44         President

 William S. Wilkey          40         Senior Vice President - Sales

 James M. Harrison          44         Chief Financial Officer

     John A. Svenningsen is the Chairman of the Board of Directors and Chief Executive Officer of Amscan Inc. He has served as Chief Executive Officer of Amscan Inc. since 1958 and served as President from 1958 to April 1996.

     Gerald C. Rittenberg has served as the President of Amscan Inc. since April 1996. From 1991 to April 1996, he was Executive Vice President - Product Development of Amscan Inc. and from 1990 to 1991 he was Vice President - Product Development of Amscan Inc. From 1988 to 1989, Mr. Rittenberg was Senior Vice President of Different Looks, a division of Berwick Industries which manufactures and distributes gift wrap and related products. Prior thereto, Mr. Rittenberg was the Director of Operations for the packaging division of Philip Morris Companies Inc.

    William S. Wilkey has served as the Senior Vice President - Sales of Amscan Inc. since 1992 and as Vice President - Marketing and Field Sales from 1990 to 1992. From 1988 to 1990, Mr. Wilkey was employed by Paper Art (currently called Creative Expressions Group), where he served as National Sales Manager.

    James M. Harrison has served as the Chief Financial Officer of Amscan Inc. since August 1996. From 1993 to 1995, Mr. Harrison was the Executive Vice President and Chief Operating Officer, Secretary and Treasurer and a member of the Board of Directors of The C.R. Gibson Company, a manufacturer and distributor of paper gift products. From 1988 to 1993, Mr. Harrison was the Chief Financial Officer of The C.R. Gibson Company.

    [Five year business history to be included for all directors, once elected, or persons identified as persons to become directors. Identification of all committees of the Board on which such directors serve.]

 COMMITTEES OF THE BOARD OF DIRECTORS

     The Company has established a Compensation Committee, an Audit Committee and a Stock Option Committee. The Compensation Committee is composed of at least two directors, at least a majority of whom may not be officers or employees of the Company. It approves and recommends to the Board of Directors the compensation arrangements for key management personnel of the Company and its subsidiaries and is responsible for making recommendations to the Board of Directors regarding the adoption of compensation plans for the benefit of directors, officers and other key employees of the Company and its subsidiaries. Upon completion of the Offering, it is anticipated that the Compensation Committee will initially be composed of Messrs. __________ and
 _____________.

     The Audit Committee is composed of at least two directors who are not officers or employees of the Company and is responsible for recommending to the Board of Directors the selection of independent auditors, consulting with the auditors on the plan of audit, reviewing with the auditors the proposed audited financial statements of the Company and reviewing and consulting on the adequacy of the Company's internal controls. Upon consummation of the Offering, it is anticipated that the Audit Committee will initially be composed of Messrs. _________________ and _____________________.

     The Stock Option Committee is responsible for administering the Company's 1996 Stock Option Plan for Key Employees (the "Stock Option Plan") as more fully described under "- Stock Option Plan - Description of Plan." Upon consummation of the Offering, it is anticipated that the Stock Option Committee will initially be composed of Messrs. ________________ and
 ________________.

 EXECUTIVE COMPENSATION

      The following table sets forth information concerning the compensation earned for the year ended December 31, 1995 for the Chief Executive Officer and each of the other executive officers of the Company as of December 31, 1995, whose aggregate salary and bonus exceeded $100,000. The amounts shown include compensation for services in all capacities that were provided to the Company or its subsidiaries. The amounts set forth in the table include payments under arrangements which will terminate prior to the Offering. Mr. Harrison is not listed, since his employment agreement commenced August 1, 1996. In addition, the executive officers of the Company will participate in the ESOP and the special one-time contribution to the ESOP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Impact of Organization of the Company - Establishment of an Employee Stock Ownership Plan."

                           SUMMARY COMPENSATION TABLE

                                                                    ALL OTHER
                                      ANNUAL COMPENSATION         Compensation
 NAME AND PRINCIPAL POSITION     YEAR   SALARY ($)   BONUS ($)      ($)(1)
 ---------------------------     ----   ----------   ---------    ------------

 John A. Svenningsen             1995   289,399    10,000,000(2)    10,614
  Chief Executive Officer

 Gerald C. Rittenberg            1995   200,269     1,682,000(3)     4,317
  Executive Vice President

 William S. Wilkey               1995   172,500       757,000(4)     4,317
  Senior Vice President - Sales

 (1) Represents contributions by the Company in respect of the named officer under the Profit Sharing and Savings Plan maintained by the Company's principal subsidiary, Amscan Inc., as well as insurance premiums paid by the Company with respect to term life insurance for the benefit of the named executive officer.

 (2) Prior to the Offering, certain entities which are now subsidiaries of the Company elected to be taxed as Subchapter S corporations under the Internal Revenue Code. This amount represents a distribution to Mr. Svenningsen to enable him to pay personal income taxes on the earnings of those entities and amounts lent back to the Company as subordinated indebtedness.

 (3) Represents bonuses paid to Mr. Rittenberg pursuant to his prior employment agreement with Amscan Inc. which was terminated immediately prior to the Offering. See "- Employment Agreements."

 (4) Represents bonuses paid to Mr. Wilkey pursuant to an employment agreement with Amscan Inc. which will expire on December 31, 1996.

      Employment Agreements

      Set forth below are descriptions of the Company's employment agreements with John A. Svenningsen, Gerald C. Rittenberg, William S. Wilkey and James M. Harrison.

      John A. Svenningsen. In conjunction with the Offering, Mr. Svenningsen has entered into an employment agreement with the Company for a term of three years commencing upon consummation of the Offering. Pursuant to the terms of this Agreement, Mr. Svenningsen will serve as Chief Executive Officer and Chairman of the Board of Directors of the Company. The agreement provides for a base annual salary of $300,000, which will be increased by 5% each successive year during the term of the agreement. The Company may terminate Mr. Svenningsen's employment upon Mr. Svenningsen's death or for "cause." Upon termination of employment, Mr. Svenningsen may not, for a period of three years, be employed by or associated in any manner with any other business which is competitive with the Company.

      Gerald C. Rittenberg. Mr. Rittenberg has entered into a new employment agreement with the Company in connection with the Offering, for a term of three years commencing upon consummation of the Offering. Under the terms of this agreement Mr. Rittenberg is employed as President of the Company at a base annual salary of $220,000. Mr.

 Rittenberg's salary shall be increased by 5% each successive year during the term of the agreement. This agreement may be terminated by the Company upon the death of Mr. Rittenberg or for "cause." The agreement also provides that upon termination of employment, Mr. Rittenberg may not be employed by or be associated in any manner with any other business which is competitive with the Company for a period of three years.

       This agreement was made in conjunction with an agreement among Amscan Inc., Mr. Svenningsen and Mr. Rittenberg whereby Mr. Rittenberg agreed to terminate his prior employment agreement which provided for Mr. Rittenberg to receive an amount equal to 10% of the aggregate net profits (as defined) and, in the event of an initial public offering by the Company, a number of shares of Common Stock equal to 5% of the stock then outstanding. Pursuant to the new agreement, Mr. Rittenberg will receive an amount equal to 5% of the net proceeds of the Offering as well as Common Stock in an amount equal to 3% of the Common Stock to be issued and outstanding after the Offering (assuming the Underwriters' over-allotment option is not exercised). The Company has granted Mr. Rittenberg certain rights to require the Company to register the offer and sale of Mr. Rittenberg's Common Stock under the Securities Act. See "Shares Eligible for Future Sale." It is estimated that Mr. Rittenberg's salary and bonus for 1996 under his prior employment agreement will be $211,000 and $2,800,000, respectively.

        William S. Wilkey. Mr. Wilkey has entered into an employment agreement dated October 3, 1996, which will commence on January 1, 1997. Under the terms of this agreement Mr. Wilkey will be employed as Senior Vice President
 - Sales and Marketing of the Company for a period of five years. Mr. Wilkey will receive an initial base salary of $200,000 for 1997, which will be increased by 5% each successive year during the term of the agreement. In addition, Mr. Wilkey is entitled to receive an annual bonus which will be determined by a formula which takes into account the amount by which sales and profits are increased on a year to year basis. Mr. Wilkey also will receive in conjunction with the Offering an initial grant of stock options in respect of 100,000 shares of Common Stock under the Stock Option Plan.
 See "- Stock Option Plan." Mr. Wilkey's agreement also provides that upon termination of employment he may not for a period of three years be employed by or associated in any manner with any business which is competitive with the Company. This agreement may be terminated by the Company upon the death or permanent disability of Mr. Wilkey or for "cause." Mr. Wilkey's current agreement, which expires on December 31, 1996, provides that in addition to a base salary, he is entitled to receive an amount equal to 5% of the aggregate net profits (as defined). It is estimated that Mr. Wilkey's salary and bonus for 1996 under the agreement which will expire December
 31, 1996 will be $181,000 and $1,400,000, respectively.

        James M. Harrison. Mr. Harrison has entered into an agreement with Amscan Inc. whereby he is employed as the Chief Financial Officer of Amscan Inc. The agreement, which commenced August 1, 1996, provides for a base salary of $150,000 and a guaranteed bonus for the first year of $50,000.
 The agreement has a term of one year to be automatically renewed for successive one year periods in the absence of the termination of the agreement by either of the parties thereto in accordance with its terms.
 The agreement, which may be terminated by Amscan Inc. at any time upon the payment of one year's salary, provides for termination without any additional compensation upon the death or permanent disability of Mr. Harrison or for "cause." Under the terms of the agreement, upon termination of employment, Mr. Harrison may not, for a period of one year, be employed by or associated in any manner with any business which is competitive with Amscan Inc. Prior to consummation of the Offering, Mr. Harrison will be granted an option to purchase 50,000 shares of Common Stock under the Stock Option Plan. See "- Stock Option Plan."

    Compensation of Directors

      Employee directors receive no additional compensation for serving on the Board of Directors or its committees. [Insert description of compensation arrangements for directors who are not employees.] All directors are reimbursed for expenses incurred in attending Board of Directors and committee meetings.

    Stock Option Plan

         Description of Plan

      The Stock Option Plan is administered by the Stock Option Committee (the "Stock Option Committee") of the Board of Directors of the Company, a committee which, following consummation of the Offering, will be composed of at least two members appointed by the Board of Directors from among those directors who are Non-Employee Directors (as defined). Prior to consummation of the Offering, the Stock Option Committee was composed of a single director, John A. Svenningsen. None of the members of the Stock Option Committee receives any additional compensation for the administration of the Stock Option Plan.

       The Stock Option Committee has plenary authority in its discretion, but subject to the express provisions of the Stock Option Plan, to determine the employees to whom, and the time or times at which, stock options are granted, as well as the terms and provisions governing each such option. The Stock Option Committee has further plenary authority at its discretion to interpret the Stock Option Plan, and to prescribe, amend and rescind rules and regulations relating to it. Additionally, the Stock Option Committee is generally responsible for the administration of the Stock Option Plan. The
  Stock Option Committee's determinations as to the foregoing matters are conclusive.

      Two million shares of the authorized but unissued Common Stock have been reserved for issuance under the Stock Option Plan. In lieu of such unissued shares, the Company may, in its discretion, transfer to an optionee, upon the exercise of options, reacquired shares or shares bought in the market for the purposes of the Stock Option Plan, provided that (subject to adjustments upon changes in capitalization) the total number of options which may be granted and the number of shares which may be sold pursuant to options granted under the Stock Option Plan shall not exceed 2,000,000. If any options granted under the Stock Option Plan terminate or expire for any reason without having been exercised or vested in full, the Common Stock not delivered under such options will be available again for purposes of the Stock Option Plan. Based on the initial public offering price set forth on the cover page of this Prospectus, the fair market value of 2,000,000 shares of Common Stock was $________. No stock options may be granted under the Stock Option Plan after _________ __, 2006.

          Under the Stock Option Plan, stock options may be granted only to regular, salaried employees (including officers and directors) of the Company or its subsidiaries whom the Stock Option Committee considers key employees. In determining the employees to whom such options are to be granted, as well as their terms and conditions, the Stock Option Committee takes into account the duties of the respective employees, their present and potential contributions to the success of the Company, and such other factors as the Stock Option Committee deems relevant in connection with accomplishing the purpose of the Stock Option Plan. An existing optionee may be granted and hold an additional option or options if the Stock Option Committee shall so determine. All of the foregoing determinations are within the discretion of the Stock Option Committee.

         Under the Stock Option Plan, both incentive stock options and non-qualified options may be granted to employees of the Company. The Stock Option Plan requires that the purchase price of the Common Stock covered by stock options granted thereunder be not less than 100% (or pursuant to Section 422 of the Internal Revenue Code, 110% in the case of an incentive stock option granted to a 10% shareholder) of the fair market value of the Common Stock on the date of the grant.

      The term of each option is for such period as the Stock Option Committee determines but, notwithstanding the foregoing, the term of no option may be more than ten years from the date of grant thereof (or 5 years from the date of grant of the option in the case of an incentive stock option granted to a 10% shareholder).

       Unless otherwise determined by the Stock Option Committee, one-quarter (25%) of the total number of shares of Common Stock covered by an option granted to an employee of the Company or its subsidiaries becomes exercisable upon such employee's completion of one year of continuous service with the Company or its subsidiary after the grant of the option; thereafter, an additional one-quarter (25%) of the total number of shares of Common Stock covered by the option becomes exercisable upon such employee's completion of two, three and four years of continuous service with the Company or its subsidiaries, respectively. Once an option or part thereof becomes exercisable, it will remain exercisable until expiration of the option, unless otherwise specified by the Stock Option Committee. An option may be exercised during the lifetime of an optionee only by such optionee, and an option granted under the Stock Option Plan is not transferable other than by will or pursuant to the laws of descent and distribution or pursuant to a qualified domestic relations order. No option may be exercised at any time except by an optionee who is then a regular employee of the Company, except as provided in the Stock Option Plan. The holder of an option has none of the rights of a stockholder with respect to the shares subject to option until such shares are registered upon the exercise of the option on the transfer books of the Company in the name of the holder.

       Unless otherwise provided in an option agreement, a holder of an option may purchase all, or from time to time any part of, the shares which the optionee has become entitled to purchase. An option may not, however, be exercised as to fewer than 50 shares, or the remaining shares covered by the option if fewer than 50, at any one time. The purchase price of the shares as to which an option is exercised must be paid in full at the time of exercise at the election of the holder of an option (a) in cash or currency of the United States of America, (b) by tendering to the Company shares of the Company's Common Stock then owned by the holder, having a fair market value equal to the cash exercise price applicable to the purchase price of the shares as to which the option is being exercised or (c) partly in cash and partly in shares of the Company's Common Stock valued at fair market value. Fractional shares of Common Stock will not be issued. Notwithstanding the foregoing, the Stock Option Committee has the right to modify, amend or cancel the right to pay the option price other than in full in cash by giving prior notice to each holder of an option. Neither the Company, any company with which it is affiliated, nor any of its subsidiaries may directly or indirectly lend money to any person for the purpose of assisting said person to acquire or carry shares of Common Stock issued by the exercise of options.

      Any outstanding option granted under the Stock Option Plan becomes fully and immediately exercisable upon the occurrence of a tender offer or exchange offer made by any "person" within the meaning of Section 14(d) of the Securities Exchange Act of 1934 or a "change in control" (as such term is defined in the Stock Option Plan); provided, however, that if in the opinion of counsel to the Company the immediate exercisability of an option, when taken into consideration with all other "parachute payments," as defined in
 Section 280G(b) of the Internal Revenue Code, would result in "excess parachute payments," as defined in such Section, an option will not become immediately exercisable, except as and to the extent the Stock Option Committee in its discretion otherwise determines. The Stock Option Committee may provide for the acceleration of vesting of options under such other circumstances as the Stock Option Committee may determine in its sole discretion. The Stock Option Committee may adopt such procedures as to notice and exercise as may be necessary to effectuate the acceleration of the exercisability of options as described above.

        If an optionee's employment is terminated (other than by retirement, disability or death), options held by the optionee are, subject to certain conditions contained in the Stock Option Plan, exercisable (to the extent that the optionee would be entitled to do so at the termination of his employment) for 30 days after such termination (or for such other period as may be specified by the Committee), but not later than the expiration of the term of the option. Notwithstanding the foregoing, in the event an optionee is discharged for cause (as such term is defined in the Stock Option Plan), the unexercised portion of an option terminates immediately, except as otherwise provided by the Committee. If the optionee has exercised all or part of an option within 15 days of notice of discharge for cause and the Company has not yet delivered Common Stock pursuant to such exercise, such exercise will be deemed invalid and any purchase price tendered by the optionee for Common Stock will be refused or, if previously paid, will be returned to the optionee.

      If an employee to whom an option has been granted under the Stock Option Plan retires from the Company or its subsidiaries at normal retirement date pursuant to any pension plan provided by the Company or its subsidiaries, or retires earlier than the employee's normal retirement date with the prior consent of the Company, such option may be fully exercised without regard to the period of continuous employment after the option was granted, at any time within 90 days after such retirement (or for such other period as may be specified by the Committee), but in no event after the expiration of the term of the option.

      If the employment of anyone to whom an option has been granted under the Stock Option Plan terminates by reason of that employee's disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code) and while such employee is entitled to exercise such option as herein provided, such employee shall have the right to exercise such option at any time within 90 days after the date of such termination (or for such other period as may be specified by the Committee) but in no event after the expiration of the term of the option.

      If an employee to whom an option has been granted under the Stock Option Plan dies while he is employed by the Company or its subsidiaries, or during either the 90-day period following normal retirement or the 90-day period following disability retirement, such option may be exercised to the extent the optionee was entitled to do so at the date of death, by his executor or administrator or other person at the time entitled by law to the employee's rights under the option, at any time within such period (not exceeding one year after death or for such other period as may be specified by the Committee) as is prescribed in the option agreement, but in no event after the expiration of the term of the option.

        In the event of any change in the outstanding shares of Common Stock through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, split-off, spin-off, combination or exchange of shares, or other like change in the capital structure of the Company, an adjustment shall be made to each outstanding option such that each such option shall thereafter be exercisable in respect of the shares of Common Stock subject to such option had such option been exercised in full immediately prior to such change. The Stock Option Committee shall also, in the event of such change, make any further appropriate adjustments to the maximum number of shares of Common Stock which may be acquired under the Plan pursuant to the exercise of Options and the number of shares of Common Stock and price per share subject to outstanding options as shall be equitable to prevent dilution or enlargement of rights under such options.

       In connection with any stock option, the Stock Option Committee may, in its discretion, permit an employee to satisfy any withholding tax obligation which may arise in connection with an option by electing to have the Company withhold Common Stock having a fair market value (calculated as of the date the amount of withholding tax is determined) equal to the amount of the withholding tax.

       Stock options are not affected by changes of duties or position so long as the optionee continues to be an employee of the Company or one of its subsidiaries. Nothing in the Stock Option Plan or in any option agreement confers upon any employee any right to continue in the employ of the Company or one of its subsidiaries or interferes in any way with any right the Company or its subsidiaries may have to terminate his employment at any time.

       The Stock Option Plan provides that the Board of Directors may amend or terminate the Stock Option Plan in any respect; provided, however, that except with respect to adjustments upon changes in capitalization, without further approval of the holders of Common Stock, the Board of Directors may not increase the maximum number of shares for which stock options may be granted under the Stock Option Plan, change the manner of determining the minimum option prices, extend the period during which an option may be granted or an option may be exercised, or amend the provisions of the Stock Option Plan as to the class of employees eligible to receive options. No termination, modification or amendment of the Stock Option Plan may, without the consent of the optionee, adversely affect the rights of such optionee.

         Pursuant to the Stock Option Plan, options have been granted to Mr. Wilkey and Mr. Harrison for 100,000 and 50,000 shares of Common Stock, respectively. Such options have an exercise price per share equal to the public offering price set forth on the cover page of this Prospectus and a term of 10 years from the date of grant. Options to purchase an additional 250,000 shares of Common Stock have been granted to employees of the Company or its subsidiaries who are not executive officers of the Company. Such additional options also have an exercise price per share equal to the public offering price set forth on the cover page of this Prospectus and a term of 10 years from the date of grant. (Such options will in no event become exercisable until after consummation of the Offering.) To the extent permitted under the Internal Revenue Code, such options are incentive stock options, and the balance are non-qualified stock options. No other options have been granted pursuant to the Stock Option Plan.

            Federal Tax Consequences of Plan

       Counsel for the Company has advised that the federal income tax consequences of stock options granted under the Stock Option Plan are as follows:

                Incentive Stock Options

       Neither the grant nor exercise of an incentive stock option will generally have any federal income tax consequences for an optionee. The amount by which the fair market value of the shares acquired upon the exercise of any incentive stock option exceeds the option price as of the date of exercise, however, is an item of "tax preference" for purposes of computing the alternative minimum tax on individuals.

          If an optionee has held the shares acquired on the exercise of an incentive stock option for at least two years from the date of the grant of the option and at least one year from the date of exercise, the optionee will recognize taxable long-term capital gain or loss upon a subsequent disposition of the shares. In such circumstances, no deduction would be allowed to the Company for federal income tax purposes in connection with the grant or exercise of the option or the transfer of shares acquired upon such exercise.

         If, however, the employee disposes of his shares within the holding periods described above, which would include the use of such shares to exercise a second stock option, (i) the employee will recognize ordinary income in an amount equal to the difference between the fair market value of such shares on the date of exercise (or such later time as the shares become nontransferable or not subject to a substantial risk of forfeiture) and the option price, provided that, if the disposition is a sale or exchange with respect to which a loss (if sustained) would be recognized by the employee and the amount realized from such sale or exchange is less than the fair market value on the exercise date, then the ordinary income will be limited to the excess of the amount realized upon the sale or exchange of the shares over the option price; (ii) the Company will be entitled to a deduction for such year in the amount of the ordinary income so recognized; (iii) the employee will recognize capital gain or loss, short-term or long-term, as the case may be, in an amount equal to the difference between the amount realized upon such sale or exchange of the shares and the sum of the option price plus the amount of ordinary income, if any, recognized upon such disposition. Any such capital gain or loss will be long-term gain or loss if the shares with respect to which such gain or loss is recognized have been held for more than one year.

              Non-Qualified Stock Options

       The grant of a non-qualified stock option would have no federal income tax consequences to the Company or to the employee. An optionee would recognize taxable ordinary income at the time of exercise of the option (or at such later time as the shares become nontransferable or not subject to a substantial risk of forfeiture) in an amount equal to the excess of the fair market value of the shares acquired at the time of exercise (or such later time) over the option price, and the Company would be entitled to a deduction in such amount, provided that such compensation is reasonable and the Company withholds any applicable federal income tax. The optionee may be required upon the exercise of a non-qualified option to deposit with the Company an amount equal to the federal income tax required to be withheld.
 Alternatively, the Company may elect to withhold a number of shares otherwise transferable upon exercise of the option having a fair market value equal to the amount required to be withheld. Any amounts so deposited will be remitted by the Company to the Internal Revenue Service.

        The holder of shares acquired upon exercise of a non-qualified option will upon a subsequent disposition of such shares generally recognize a short-term or long-term capital gain or loss, depending upon the holding period of the shares, equal to the difference between the amount realized on the sale and the basis in such shares (the sum of the option price and the amount taxed as ordinary income at the time of exercise).

              All Options

       A number of special rules apply to the use of previously acquired stock to exercise incentive or non-qualified stock options or to satisfy any attendant federal income tax withholding obligation.

       It should be noted that, under the Internal Revenue Code, to the extent that option exercise is accelerated on account of a change in control of the Company, the value of the acceleration of vesting would be treated as a "parachute payment," which may subject the employee to an excise tax and be nondeductible by the employer. Such consequences would only follow, however, if the total "parachute payments" (including the value of the acceleration) were of sufficient magnitude to constitute "excess parachute payments" under the Internal Revenue Code. Furthermore, amounts constituting "reasonable compensation" are not subject to the rules relating to "excess parachute payments," and the Committee Report to the Tax Reform Act of 1984 indicates that the benefit of acceleration of exercise of stock options issued as part of a normal compensation package granted more than one year before the change in control presumptively constitutes reasonable compensation.

                              PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of Common Stock as of __________, 1996 by (i) each director and named executive officer and (ii) all directors and executive officers as a group. Unless otherwise indicated, each person or entity has sole voting power and investment power with respect to the shares attributed to such person or entity. No person other than Mr. Svenningsen owns more than 5% of the outstanding shares of Common Stock.

                           Shares Beneficially Owned     Percent of
 Name                            Owned                    Class(1)
 John A. Svenningsen
 Gerald C. Rittenberg             (2)
 William S. Wilkey                 0                         -
 [director]
 [director]
 All directors and executive
 officers as a group

 (1) The percentages are calculated on the basis of the number of shares of Common Stock issued in the Organization and the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option). Prior to consummation of the Offering, the percentage of Common Stock owned by Mr. Svenningsen, Mr. Rittenberg and all directors and executive officers as a group were __%, __% and __%, respectively.

 (2) Mr. Svenningsen and Mr. Rittenberg have entered into an agreement pursuant to which Mr. Svenningsen has agreed to lend Mr. Rittenberg up to $4 million to enable Mr. Rittenberg to pay taxes on the shares of Common Stock received by Mr. Rittenberg in the Organization. Such loan, if made, would have a term of 30 months and bear interest at the LIBOR rate plus 0.5%. Mr. Rittenberg would have the right to pay all or any portion of the loan by delivering shares of Common Stock to Mr. Svenningsen based on the fair market value of the Common Stock on the date of repayment. If Mr. Rittenberg were to borrow the money from Mr. Svenningsen and repay it by delivering shares of Common Stock, the number of shares of Common Stock beneficially owned by Mr. Rittenberg would be reduced and the number owned by Mr. Svenningsen would be correspondingly increased. Mr. Svenningsen and Mr. Rittenberg have also entered into an agreement pursuant to which Mr. Rittenberg would be entitled to receive 5% of the net proceeds from any sale of Common Stock by Mr. Svenningsen, his wife, his children or his estate, which occurs at any time within the six-year period commencing upon the consummation of the Offering.


                          CERTAIN RELATED TRANSACTIONS

      The Company leases certain of its facilities from Mr. Svenningsen or from entities that Mr. Svenningsen either owns directly or in which he has a direct or indirect beneficial interest. The Company pays rent and expenses for those facilities on terms which it believes are at least as favorable to the Company as the terms which would have been available for leases negotiated with unaffiliated persons at the inception of each lease. Mr. Svenningsen has indicated that he will recuse himself from any decision of the Board of Directors of the Company relating to the terms and conditions of any such leases, or any renewals thereof.

      In March, 1996, the Company began leasing approximately 45,000 square feet for the Company's administrative headquarters in an office building of approximately 90,000 square feet in Elmsford, New York. The building is owned by a limited liability company which is 79%-owned by a trust established for the benefit of Mr. Svenningsen's children, 20%-owned by a trust established for the benefit of Mr. Svenningsen's sister's children and 1%-owned by a corporation owned by Mr. Svenningsen. Rent expense relating to this lease was $251,000 for the period ended June 30, 1996. This lease, as amended, provides for annual rent of $1,003,000 and has a term which expires on February 28, 2000. In addition, the Company has options to renew for three five-year periods at market rental. Prior to this, the Company's headquarters had been in a facility owned by Mr. Svenningsen. Rent expense related to that facility was $411,000, $432,000, $453,000 and $196,000 for the years ended December 31,
 1993, 1994, 1995, and the six months ended June 30, 1996, respectively.

      The Company leases a 212,000 square foot warehouse in Temecula, California from Mr. Svenningsen. Rent expense related to this warehouse was $439,000, $462,000 $483,000 and $592,000 for the years ended December 31,
 1993, 1994, 1995, and the six months ended June 30, 1996, respectively. The expiration date of this lease, as amended, is February 28, 2000; however, the Company has options to renew at market rental for two additional five-year periods.

      Upon the closing of the Offering, the Company and Mr. Svenningsen will enter into an agreement pursuant to which Mr. Svenningsen may seek reimbursement from the Company for any income tax obligation attributable to any period prior to the Organization, but only to the extent that such tax is attributable to income that was not distributed to Mr. Svenningsen. Alternatively, in the event that the status of Amscan Inc. or Am-Source, Inc. as a Subchapter S corporation is not respected, the Company may seek reimbursement from Mr. Svenningsen, but only to the extent that Mr. Svenningsen is entitled to a tax refund attributable to amounts he previously included in income in his capacity as a shareholder of such corporations.

      Ya Otta Pinata, a California corporation which is 50% owned by Mr. Svenningsen ("Ya Otta"), manufactures pinatas which historically have been sold by the Company's sales force with no commissions charged to Ya Otta. Mr. Svenningsen will retain his ownership in Ya Otta and Ya Otta will not be part of the Organization. After the Organization, the Company's sales force will continue to sell pinatas manufactured by Ya Otta. On any sales after the Organization, the Company will receive a sales commission in the range of 7% to 10%. For the year ended December 31, 1995, sales by Ya Otta were approximately $2.8 million.

      The Company has agreed to indemnify each director pursuant to an Indemnification Agreement with such director from and against any and all expenses, losses, claims, damages and liabilities incurred by such director for or as a result of actions taken or not taken while such director was acting in his or her capacity as a director of the Company.

      See also, "Organization of the Company" and "Management of the Company - Executive Compensation - Employment Agreements."


                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

 GENERAL

      The Company's authorized capital stock consists of 5,000,000 shares of Preferred Stock, $0.10 par value, of which no shares are issued and outstanding, and 50,000,000 shares of Common Stock, $0.10 par value, of which _________ shares will be issued and outstanding upon completion of the Offering (or _____ shares if the Underwriters' over-allotment option is exercised in full). The following description of the Preferred Stock and Common Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

 PREFERRED STOCK

      Pursuant to the Company's Certificate of Incorporation, the Company's Board of Directors may, without further action by the Company's stockholders, from time to time issue shares of Preferred Stock and determine the rights, preferences and limitations of such stock, and may issue such Preferred Stock in series having differing rights, preferences and limitations. The rights, preferences and limitations of any Preferred Stock which might be issued could materially reduce the Company's ability to pay dividends on its shares of Common Stock, the assets available to common stockholders upon any dissolution and liquidation of the Company and the voting power of holders of the Common Stock.

      Shares of Preferred Stock or rights to purchase such shares could be issued to create voting impediments or otherwise frustrate persons seeking to effect a takeover of the Company. Thus, the potential to issue the Preferred Stock could discourage an attempt by a person to acquire control of the Company by tender offer or other means and could, therefore, deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price of the shares in a tender offer or the temporary increase in market price that such an attempt could cause. The issuance of shares of voting Preferred Stock to persons friendly to the Board of Directors could make it more difficult to remove incumbent management and directors from office, even if such removal would be beneficial to stockholders generally.

      The Board of Directors believes that the financial flexibility offered by authorized but unissued Preferred Stock outweighs any of its potential disadvantages. To the extent it may have anti-takeover effects, the existence of the Preferred Stock may encourage persons seeking to acquire the Company to negotiate directly with the Board of Directors, enabling the Board of Directors to consider the proposed transaction in a non-disruptive atmosphere, and to discharge effectively its obligation to act on a proposed transaction in a manner that best serves the stockholders' interests.


 COMMON STOCK

      Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to vote cumulatively for the election of directors. Holders of Common Stock have no redemption, preference, exchange, conversion, preemptive or other subscription rights. There are no sinking fund provisions relating to the Common Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all of the assets of the Company, if any, remaining after satisfaction of the debts and liabilities of the Company and the preferential amounts payable to the holders of the Company's Preferred Stock, if any. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable.

      Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor, subject to the rights of the holders of the Company's Preferred Stock, if any. The Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. As a holding company, the Company's ability to declare and pay cash dividends on the Common Stock will be substantially dependent on the receipt by the Company of cash dividends from its subsidiaries. The revolving credit agreement to which the Company's principal subsidiary is a party prohibits the payment by such subsidiary of any cash dividends.


 CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

      The Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which restricts certain transactions and "business combinations" (as defined below) between a Delaware corporation and an "interested stockholder" (as defined below). Subject to certain limitations, such section restricts a Delaware corporation from engaging in various Business Combination transactions with any Interested Stockholder for a period of three years after the date of the transaction in which the person became an Interested Stockholder, unless (i) the transaction is approved by the Board of Directors prior to the date the Interested Stockholder obtained such status,
 (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for the purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or subsequent to such date the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. A Business Combination includes mergers, asset dispositions, stock transfers and other transactions resulting in financial benefit to a stockholder. An Interested Stockholder is a person who (a) owns 15 percent or more of a corporation's voting stock, or
 (b) is an affiliate or associate of a corporation, as defined in the statute, and owned 15 percent or more of a corporation's voting stock within the preceding three years. Section 203 could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

      The Company's Certificate of Incorporation and By-Laws contain certain provisions which may be deemed to have an anti-takeover effect that could delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders. These provisions are intended by the Board of Directors to help assure fair and equitable treatment of the Company's stockholders if a person or group should seek to gain control of the Company in the future.

         Classified Board of Directors. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms at such time as there are three or more directors. As a result, approximately one-third of the Board of Directors will be elected each year. Moreover, under the DGCL, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the By-Laws authorizing only the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees, and will make more difficult, and therefore may discourage, a proxy contest to change control of the Company.

         Special Meetings of Stockholders. The By-Laws provide that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

         Stockholder Action by Written Consent. The Certificate of Incorporation provides that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied.

         Advance Notice Requirement for Stockholder Proposals and Director Nominations. The By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof, as set forth in the By-Laws, in writing.
 These notice provisions are in addition to any other notice requirements provided by applicable law or regulation. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

      The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The By-Laws provide that, subject to applicable law, the Company shall (i) indemnify each person who is or was involved in any legal proceeding because such person is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another entity) against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith, and (ii) pay the expenses incurred in defending such proceeding in advance of its final disposition upon receipt of an undertaking by such person to repay such expenses in the event it shall be determined that such person is not entitled to indemnification by the Company. In addition, The By-Laws provide that (i) the rights to indemnification and payment of expenses so provided are not exclusive of any other similar right that any person may have or acquire under any statute or otherwise and (ii) the Company may maintain insurance to protect itself or its directors, officers, employees or agents against any liability, whether or not it would have the power to indemnify such person against such liability pursuant to Delaware law. See also, "Certain Related Transactions."

      In addition to the potential anti-takeover effect, Section 203 and the provisions of the Company's Certificate of Incorporation and By-Laws described above could have the effect of inhibiting attempts to change the membership of the Board of Directors of the Company. In addition, the limitation of liability provisions in the Certificate of Incorporation and the indemnification provisions in the Certificate of Incorporation and By-Laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers of the Company pursuant to the indemnification provisions in the Company's By-Laws. The limitation of liability provisions in the Certificate of Incorporation will not limit the liability of directors under federal securities laws.

 SHARES RESERVED FOR ISSUANCE

      The Company has 2,000,000 shares of Common Stock reserved for issuance upon the exercise of options granted or to be granted under the Stock Option Plan.

 TRANSFER AGENT

      The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.

 LISTING

      Application has been made to have the Common Stock approved for quotation on The Nasdaq Stock Market, Inc. the symbol "AMSN."


                        SHARES ELIGIBLE FOR FUTURE SALE


      Upon consummation of the Offering, the Company will have outstanding a total of ________ shares of Common Stock, including the _________ shares offered in the Offering (or ________ shares if the Underwriters' over-allotment option is exercised in full). The Common Stock sold in the Offering will be transferable without restriction or further registration under the Securities Act, except for any shares acquired by an "affiliate" of the Company that will be subject to the resale limitations of Rule 144 promulgated under the Securities Act. Of the remaining shares of Common Stock outstanding, ____ shares will be owned by the ESOP, which the Company intends to establish for the benefit of its domestic employees in connection with the consummation of the Offering. Upon such consummation, the Company will make a special one-time contribution to the ESOP of _______ shares of Common Stock to be allocated to participants' accounts in accordance with a formula based on compensation and years of service. No additional contributions to the ESOP will be made until 1998 and will then be dependent upon a number of factors including Company performance. See "Capitalization" and "Dilution." All of the remaining shares outstanding and not issued in the Offering or owned by the ESOP will be owned respectively by Mr. Svenningsen, Mr. Rittenberg and the other three stockholders of Am-Source, Inc. Such shares, in addition to the shares owned by the ESOP, will be "restricted" securities within the meaning of Rule 144 and may not be sold in the absence of registration other than through Rule 144 described below or another exemption from registration under the Securities Act.

      In general, under Rule 144, as currently in effect, a stockholder who (together with predecessor holders who were not affiliates of the Company (as such term is defined in Rule 144 under the Securities Act, "Affiliates")) has beneficially owned Common Stock which is treated as "restricted securities" (as defined in Rule 144) for at least two years from the date such restricted securities were acquired from the Company or an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the Common Stock then outstanding or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about the Company. In addition, Affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the two-year holding period requirements) in order to sell Common Stock that are not restricted securities. Furthermore, if a period of at least three years has elapsed from the date restricted securities were acquired from the Company or an Affiliate, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

      All of the shares of Common Stock held by Mr. Svenningsen may be eligible (subject to the 180-day lock-up arrangement described below) for sale after the Offering in the public market pursuant to, and in accordance with the volume, manner of sale and other conditions of, Rule 144 described above.

      Mr. Svenningsen has agreed that, during the period beginning from the date of this Prospectus and ending 180 days after the date of this Prospectus, he will not offer, sell, contract to sell or otherwise dispose of any shares of

 Common Stock or any security convertible into or exchangeable or exercisable for shares of Common Stock without the prior written consent of Goldman, Sachs & Co. See "Underwriting."

      The Company has entered into agreements with two of the three individuals who had held 50% of the capital stock of Am-Source, Inc. (see "Organization of the Company") and with Gerald C. Rittenberg. Pursuant to these agreements, such persons have each been granted a one-time right to demand registration of the offer and sale of Common Stock under the Securities Act and the Company has agreed to keep any such registration statement effective for a period as is reasonably necessary to permit the sale of such Common Stock. The Company must pay registration expenses in connection with the demand registration and in no event is the Company responsible for the payment of underwriting discounts and commissions. No such demand may be exercised earlier than one year from consummation of the Offering.

      The Company intends to file a registration statement on Form S-8 covering the 2,000,000 shares of Common Stock reserved under the Stock Option Plan.
 Any shares which become outstanding upon exercise of options under the Stock Option Plan, other than shares delivered to Affiliates, will be eligible for sale in the public market beginning on the date of delivery thereof.

      Prior to consummation of the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of shares of Common Stock under Rule 144 or following the exercise of registration rights, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of a substantial amount of such shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.


                                  UNDERWRITING

      Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and Alex. Brown & Sons Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:


                                                        NUMBER OF
                                                        SHARES OF
     UNDERWRITER                                        COMMON STOCK

 Goldman, Sachs & Co.
 Alex. Brown & Sons Incorporated

                                                        ------------
      Total                                             ============

      Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

      The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $_____ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_____ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

      The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of ____________ additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the ___________ shares of Common Stock offered.

      The Company and John A. Svenningsen have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering.

      The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

      Prior to this Offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      The Common Stock will be quoted on The Nasdaq Stock Market, Inc. under the symbol "AMSN."

      The Company and its operating subsidiaries have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF COMMON STOCK

      The validity of the Common Stock will be passed upon for the Company by Cummings & Lockwood, Stamford, Connecticut, counsel for the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York, counsel for the Underwriters.

                                    EXPERTS

      The special purpose combined financial statements and schedule of Amscan Inc. and Affiliates as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

                               OTHER INFORMATION

      The Company has filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and
 the exhibits and schedules thereto.   For further information with respect to
 the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. The Registration Statement and the exhibits and schedules forming a part thereof may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the following address: http://www.sec.gov.

      Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                       AMSCAN INC. AND AFFILIATES
                 INDEX TO COMBINED FINANCIAL STATEMENTS

                                                             Page

Combined Financial Statements as of December 31, 1994 and 1995 and for each of the years in the three-year period ended
December 31, 1995:
     Independent Auditor's Report.............................F-2
     Combined Balance Sheets..................................F-3
     Combined Statements of Operations........................F-4
     Combined Statements of Stockholders' Equity..............F-5
     Combined Statements of Cash Flows........................F-6
     Notes to Combined Financial Statements...................F-7

Combined Financial Statements (unaudited) as of June 30, 1996 and for each of the six month periods ended June 30, 1995 and
1996:
     Combined Balance Sheet and Adjusted
       Combined Balance Sheet................................F-20
     Combined Statements of Operations.......................F-21
     Combined Statements of Stockholders' Equity.............F-22
     Combined Statements of Cash Flows.......................F-23
     Notes to Combined Financial Statements..................F-24

                          Independent Auditors' Report



 To the Stockholders of Amscan Inc.
     and Affiliates:

 We have audited the accompanying special purpose combined balance sheets of Amscan Inc. and Affiliates as of December 31, 1994 and 1995 and the related special purpose combined statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These special purpose combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these special purpose combined financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 The accompanying special purpose combined financial statements include the accounts of Amscan Inc. and Affiliates, as defined in note 1. These financial statements present the combined accounts of entities owned by the Principal Stockholder engaged in the design, manufacture, contract for manufacture or distribution of party and novelty goods. These special purpose combined financial statements do not include the personal assets of the Principal Stockholder or certain real estate entities owned or controlled by the Principal Stockholder.

 In our opinion, the special purpose combined financial statements referred to above present fairly, in all material respects, the combined financial position of Amscan Inc. and Affiliates as of December 31, 1994 and 1995, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

 Stamford, Connecticut                             KPMG Peat Marwick LLP
 April 5, 1996, except as to
 Note 16, which is as of
 July 31, 1996

                           AMSCAN INC. AND AFFILIATES
                            Combined Balance Sheets
                                ($ in thousands)

                                                             December 31,
                                                          ------------------
                             Assets                          1994       1995
                                                          -------   --------
 Current assets:
   Cash and cash equivalents                              $ 2,229   $  2,492
   Accounts receivable, net of allowances
     of $1,925 and $2,505, respectively                    23,847     31,880
   Inventories                                             34,465     45,013
   Deposits and other                                       2,457      2,920
                                                          -------   --------
        Total current assets                               62,998     82,305

 Property, plant and equipment, net                        26,925     26,848
 Other assets                                               3,961      5,448
                                                          -------   --------
        Total assets                                      $93,884   $114,601
                                                          =======   ========
              Liabilities and Stockholders' Equity

 Current liabilities:
   Loans and notes payable                                $28,665   $ 37,849
   Accounts payable                                         4,849     10,116
   Accrued expenses                                         7,718      5,265
   Loans and notes payable to Principal Stockholder         3,731        523
   Current installments of long-term indebtedness           4,909      2,239
                                                          -------   --------
        Total current liabilities                          49,872     55,992

 Long-term indebtedness, excluding current installments     8,800     12,284
 Subordinated debt due to Principal Stockholder            12,000     16,000
 Loans and notes payable to Principal Stockholder           1,564      1,930
 Other                                                        828      1,190
                                                          -------   --------
        Total liabilities                                  73,064     87,396
                                                          -------   --------
 Stockholders' equity:
   Common stock                                               393        393
   Additional paid-in capital                               9,090      9,090
   Retained earnings                                       12,037     18,462
   Cumulative translation adjustment                         (613)      (653)
   Treasury stock, at cost                                    (87)       (87)
                                                          -------   --------
        Total stockholders' equity                         20,820     27,205
                                                          -------   --------
        Total liabilities and stockholders' equity        $93,884   $114,601
                                                          =======   ========

            See accompanying notes to combined financial statements.

                           AMSCAN INC. AND AFFILIATES
                       Combined Statements Of Operations
                     ($ in thousands, except share amounts)

                                              For the Years Ended December 31,
                                              --------------------------------
                                                  1993       1994         1995
                                              --------   --------  -----------

 Net sales                                    $108,934   $132,029  $   167,403
 Cost of sales                                  72,656     86,748      108,654
                                              --------   --------  -----------

    Gross profit                                36,278     45,281       58,749
                                              --------   --------  -----------
 Operating expenses:
    Selling                                      9,780     11,309       12,241
    General and administrative                  11,080     14,460       15,002
    Art and development                          2,596      2,796        4,256
    Special bonuses                              1,106      2,200        2,581
                                              --------   --------  -----------
    Total operating expenses                    24,562     30,765       34,080
                                              --------   --------  -----------

    Income from operations                      11,716     14,516       24,669

 Interest expense, net                           2,304      3,843        5,772
 Other expense (income), net                       308         82         (309)
                                              --------   --------  -----------
 Income before income taxes and minority
  interests                                      9,104     10,591       19,206
 Income taxes                                      348        464          731
 Minority interests                                301        160        1,041
                                              --------   --------  -----------

    Net income                                $  8,455   $  9,967  $    17,434
                                              ========   ========  ===========

 Pro forma data (unaudited) (note (15)):
    Net income before pro forma taxes         $  8,455   $  9,967  $    17,434
    Pro forma additional income tax expense      3,218      3,774        6,672
                                              --------   --------  -----------
    Pro forma net income                      $  5,237   $  6,193  $    10,762
                                              ========   ========  ===========

 Supplemental pro forma data (unaudited) (note (15)):
    Supplemental pro forma net income                              $    14,197
                                                                   ===========

    Supplemental pro forma net income per share                    $      0.65
                                                                   ===========

    Supplemental pro forma weighted average shares
      outstanding                                                   22,000,000
                                                                    ==========

            See accompanying notes to combined financial statements.

                                                 AMSCAN INC. AND AFFILIATES
                                          Combined Statements of Stockholders' Equity
                                     For the Years Ended December 31, 1993, 1994 and 1995
                                                     ($ in thousands)



                                                         Additional                Cumulative
                                               Common    Paid-in       Retained    Translation     Treasury
                                               Stock     Capital       Earnings    Adjustment      Stock         Total
                                               -----     ----------    --------    -----------     --------      -----
 Balance, December 31, 1992                    $192      $5,758        $ 9,584     $  103          $ (87)       $15,550

 Capital related to acquisitions                201       1,482              -          -              -          1,683
 Net income                                       -           -          8,455          -              -          8,455
 Subchapter S and other distributions             -           -         (8,519)         -              -         (8,519)
 Capital contributions                            -       1,850              -          -              -          1,850
 Net change in cumulative translation adjustment  -           -              -       (523)             -           (523)
                                               ----      ------         ------       ----           ----         ------
 Balance, December 31, 1993                     393       9,090          9,520       (420)           (87)        18,496

 Net income                                       -           -          9,967          -              -          9,967
 Subchapter S and other distributions             -           -         (7,450)         -              -         (7,450)
 Net change in cumulative translation adjustment  -           -              -       (193)             -           (193)
                                               ----      ------         ------       ----           ----         ------
 Balance, December 31, 1994                     393       9,090         12,037       (613)           (87)        20,820

 Net income                                       -           -         17,434          -              -         17,434
 Subchapter S and other distributions             -           -        (11,009)         -              -        (11,009)
 Net change in cumulative translation adjustment  -           -              -        (40)             -            (40)
                                               ----      ------         ------       ----           ----         ------
 Balance, December 31, 1995                    $393      $9,090        $18,462     $ (653)         $ (87)       $27,205
                                               ====      ======         ======       ====           ====         ======


              See accompanying notes to combined financial statements.

                                          AMSCAN INC. AND AFFILIATES
                                      Combined Statements of Cash Flows
                                              ($ in thousands)

                                                                     For the Years Ended December 31,
                                                                 -----------------------------------------
                                                                 1993           1994              1995
                                                                 ----           ----              ----

 Cash flows from operating activities:
   Net income                                                    $ 8,455        $ 9,967           $17,434
   Adjustments to reconcile net income to net cash provided
     by operating activities:
        Depreciation and amortization                              2,628          3,672             4,332
        Loss (gain) on disposal of property and equipment            405             35                (5)
        Provision for doubtful accounts                            2,339          2,676             1,581
        Changes in operating assets and liabilities, net of
          acquisitions:
          Accounts receivable                                     (7,439)        (5,041)           (9,614)
          Inventories                                             (3,450)        (5,682)          (10,548)
          Deposits and other                                       1,530           (444)             (463)
          Other assets                                            (1,413)        (2,497)           (3,032)
          Accounts payable and accrued expenses                    5,294            912             2,814
          Other                                                      351            289               362
                                                                 -------        -------           -------
            Net cash provided by operating activities              8,700          3,887             2,861
                                                                 -------        -------           -------
 Cash flows from investing activities:
   Cash paid for acquisitions                                     (2,139)             -                 -
   Capital expenditures                                           (3,511)        (6,160)           (2,662)
   Proceeds from disposal of property and equipment                   14             98                 9
                                                                 -------        -------           -------
            Net cash used in investing activities                 (5,636)        (6,062)           (2,653)
                                                                 -------        -------           -------
 Cash flows from financing activities:
   Proceeds from loans, notes payable and long-                   44,921         12,640            46,311
     term indebtedness
   Repayment of loans, notes payable and long-                   (38,291)        (2,434)          (35,155)
     term indebtedness
   Subchapter S and other distributions                           (8,519)        (7,450)          (11,009)
                                                                 -------        -------           -------
             Net cash (used in) provided by financing activities  (1,889)         2,756               147
                                                                 -------        -------           -------
   Effect of exchange rate changes on cash                          (279)           270               (92)
                                                                 -------        -------           -------
             Net increase in cash and cash equivalents               896            851               263

 Cash and cash equivalents at beginning of year                      482          1,378             2,229
                                                                 -------        -------           -------
 Cash and cash equivalents at end of year                        $ 1,378       $  2,229          $  2,492
                                                                 =======       ========          ========
 Supplemental disclosures of cash flow information:
 Cash paid during the period for:
   Interest                                                      $ 3,168         $4,025           $ 4,486
   Taxes                                                         $   152         $  112           $   601

 Supplemental information on noncash investing activities:

 Capital lease obligations of $648 were incurred in 1994.  There were no capital lease obligations in 1993 or 1995.



         See accompanying notes to combined financial statements.

                       AMSCAN INC. AND AFFILIATES
                NOTES TO COMBINED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995

 (1)  Description of Business
      -----------------------

      The accompanying special purpose combined financial statements include the accounts of Amscan Inc. and certain of its affiliates (the "Companies"). The Companies design, manufacture, contract for manufacture and distribute party and novelty goods to retailers and wholesale distributors principally in the United States, Canada and Europe.

      Basis of Combination
      --------------------

      These combined financial statements present the Companies on a combined basis because of their common ownership by Mr. John A. Svenningsen (the "Principal Stockholder"). The name, the Principal Stockholder's ownership and a brief description of each of the combined entity's principal business activity is presented below.

                               Principal
                             Stockholder's
                 Entity        Ownership              Principal Activity
                 ------      -------------            ------------------

 Amscan Inc.                     100%          Manufacturer - paper tableware;
                                                 and distributor - worldwide
 Am-Source, Inc.                  50%          Manufacturer - plastic products
 Trisar, Inc.                    100%          Manufacturer - gift products
 Amscan Distributors
   (Canada) Ltd.                 100%          Distributor - Canada
 Amscan Holdings Limited          75%          Distributor - United Kingdom
 Amscan (Asia Pacific)
   Pty. Ltd.                      85%          Distributor - Australia and Asia
 Amscan Partyartikel GmbH         95%          Distributor - Germany
 Amscan Svenska AB               100%          Distributor - Sweden
 Amscan de Mexico,
   S.A. de C.V.                   50%          Distributor - Mexico
 JCS Realty Corp.                100%          Real estate - Canada
 SSY Realty Corp.                100%          Real estate - United States

      The 50% owned entities are combined in the accompanying financial statements because the Companies or the Principal Stockholder effectively control their day-to-day operations. All material intercompany balances and transactions have been eliminated in combination.

      Acquisitions And Dispositions
      -----------------------------

      On May 24, 1993, the Principal Stockholder acquired 50% of the stock of Am-Source, Inc. Simultaneously, Am-Source, Inc. acquired for $456,000 all of the assets and assumed certain liabilities of Multi-Source, Inc. Both transactions were accounted for as a purchase and the fair value of the assets acquired approximated the fair value of the liabilities assumed.

      On November 13, 1993, the Principal Stockholder acquired 100% of the stock of Trisar, Inc. for approximately $1,500,000 in cash and notes. The acquisition has been accounted for as a purchase and the excess purchase price over the fair value of the net assets acquired of $1,057,000 is being amortized on a straight-line basis over three years.

      On September 3, 1993, the Principal Stockholder acquired 50% of the stock of Amscan de Mexico, S.A. de C.V. for $201,000 in cash, which approximated 50% of the fair value of its net assets.

                  AMSCAN INC. AND AFFILIATES
            Notes to Combined Financial Statements
                      December 31, 1995

      The results of operations for each of the above entities are included in the accompanying combined financial statements from their respective dates of acquisition. The individual and collective results of operations of the entities for the year ended December 31, 1993 had each of the acquisitions occurred at the beginning of 1993, are not significant.

      During the periods presented, a business, which was not material to the combined business of the Companies, was acquired by the Principal Stockholder and subsequently disposed of. The associated balance sheet, statements of operation and loss on disposition of the business are insignificant and have been excluded from the accompanying combined financial statements.

 (2)  Summary of Significant Accounting Policies

      Cash Equivalents
      ----------------

      Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

      Inventories
      -----------

      Substantially all inventories of the Companies are valued at the lower of cost or market (principally on the first-in, first-out method).

      Property, Plant, and Equipment
      ------------------------------

      Property, plant and equipment are stated at cost. Machinery and equipment under capital leases are stated at the present value of the minimum lease payments at the inception of the lease.

      Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets. Machinery and equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

      Other Assets
      ------------

      Included in other assets are capitalized costs associated with designs including printing plate and film charges, which are amortized over their estimated useful lives of three years. The amortization of such costs was $862,000, $953,000 and $1,195,000, respectively, for the three years ended December 31, 1993, 1994 and 1995.

      Income Taxes
      ------------

      Certain of the affiliates have elected Subchapter S corporation status for U.S. federal and state income tax purposes. Income taxes, therefore, are principally the responsibility of the stockholders. Income taxes for all other entities, including foreign distributors, are computed in accordance with the tax laws in the jurisdictions in which the entities operate.

                  AMSCAN INC. AND AFFILIATES
            Notes to Combined Financial Statements
                      December 31, 1995

    Foreign Currency Transactions and Translation
    ----------------------------------------------

    Realized foreign currency exchange gains or losses, which result from the settlement of receivables or payables in currencies other than U.S. dollars, are credited or charged to operations. Unrealized gains or losses on foreign currency exchanges are insignificant.

    The balance sheets of foreign affiliates are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. The results of operations of foreign affiliates are translated into U.S. dollars at the average exchange rates effective for the periods presented. The differences from historical exchange rates are reflected as a separate component of stockholders' equity.

     Concentration of Credit Risk
     ----------------------------

     While the Companies' customers are geographically disbursed throughout North America, South America, Europe, Asia and Australia, there is a concentration of sales made to and accounts receivable from the stores which operate in the party superstore channel of distribution. At December 31, 1994 and 1995, the Companies' two largest customers, with approximately 185 stores, accounted for 8% and 12%, respectively, of combined accounts receivable. For the years ended December 31, 1993, 1994 and 1995, sales to the Companies' two largest customers represented 7%, 10%, and 17%, respectively, of combined net sales. No other group or combination of customers subjected the Companies to a concentration of credit risk.

     Use of Estimates
     ----------------

     Management has made estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Recently Issued Accounting Standards
     ------------------------------------

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 123 - Accounting for Stock-Based Compensation. As allowable by SFAS 123, the Companies do not intend to recognize compensation cost for stock-based employee compensation arrangements, but rather, starting with fiscal 1996, will disclose the pro-forma impact on net income and earnings per share as if the fair value stock-based compensation had been recognized starting with fiscal 1995.

     In March 1995, the FASB issued SFAS 121 - Accounting for the
     Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. When adopted in 1996, the Companies do not believe that the impact of SFAS 121 will have a significant impact on their financial position or results of operations.

     Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or not significant to the financial statements of the Companies.

                        AMSCAN INC. AND AFFILIATES
                 Notes to Combined Financial Statements
                           December 31, 1995

 (3)  Inventories
      -----------

      Inventories at December 31, 1994 and 1995 consisted of the following ($ in thousands):

                                                       1994           1995
                                                    -------        -------

 Finished goods                                     $31,984        $42,125
 Raw materials                                        2,957          2,277
 Work-in-process                                        358          1,839
                                                    -------        -------
                                                     35,299         46,241

 Less:  Reserve for slow moving and obsolete
 inventory                                             (834)        (1,228)
                                                    -------        -------
                                                    $34,465        $45,013
                                                    =======        =======

 (4)  Property, Plant and Equipment
      -----------------------------

      Major classifications of property, plant and equipment at December 31, 1994 and 1995 consisted of the following ($ in thousands):

                                                       1994           1995
                                                    -------        -------

      Machinery and equipment                       $15,849        $18,879
      Data processing equipment                       5,536          6,123
      Leasehold improvements                          4,581          4,784
      Furniture and fixtures                          3,929          2,370
      Buildings                                       9,162          9,524
      Land                                            1,881          1,917
                                                    -------        -------
                                                     40,938         43,597
      Less: accumulated depreciation and
      amortization                                  (14,013)       (16,749)
                                                    -------        -------
                                                    $26,925        $26,848
                                                    =======        =======

      Depreciation and amortization expense was $1,766,000, $2,367,000 and $2,785,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

 (5)  Loans and Notes Payable
      -----------------------

      During 1995, certain of the Companies, entered into a revolving credit agreement with several banks which expires on September 20, 2000. Amounts available for borrowing under this agreement, subject to asset availability and other restrictions, are as follows:

                       AMSCAN INC. AND AFFILIATES
                 Notes to Combined Financial Statements
                           December 31, 1995


         September 20, 1995 - September 19, 1996            $ 50,000,000
         September 20, 1996 - September 19, 1997            $ 55,000,000
         September 20, 1997 - September 20, 2000            $ 60,000,000

     Such revolving credit agreement is collateralized by a first lien on certain of the assets of the Companies. The revolving credit agreement provides for interest on the borrowings to be based on either a prime borrowing rate or LIBOR plus 0.875%, whichever is lower. Additionally, the revolving credit agreement requires the Companies to comply with certain covenants including the maintenance of financial ratios, as defined. At December 31, 1995, the Companies were in compliance with all such covenants.

     Loans and notes payable outstanding at December 31, 1994 and 1995 consisted of the following ($ in thousands):

                                                            1994       1995
                                                            ----       ----

      Revolving credit line with interest at LIBOR plus     $  -       $35,000
        0.875% (6.41% at December 31, 1995)

      Revolving credit line with interest at the prime       16,165      2,060
        rate (8.5% at December 31, 1995) and the prime rate plus 0.25% (8.75% at December 31, 1994)

      Bankers acceptances payable at various                 12,500       -
        dates through June 26, 1995 with interest at rates ranging from 6.43% to 8.10%

      Revolving credit line with interest at the U.K.
        Base rate plus 2% (8.5% at December 31, 1995)          -           789
                                                            -------    --------
                                                            $28,665    $37,849
                                                            =======    =======

     The weighted average interest rates on loans and notes payable outstanding at December 31, 1994 and 1995 were 8.08% and 6.57%, respectively.

     The Companies are currently involved in three interest rate swap transactions covering $25,000,000 of its outstanding obligation under the revolving credit agreement. The transactions fix the interest rates as indicated below and entitle the Companies to settle with the counterparty on a quarterly basis, the product of the notional amount times the amount, if any, by which the ninety day LIBOR exceeds the fixed rate. Net payments to the counterparty under the swap agreements for the years ended December 31, 1994 and 1995, which have been recorded as additional interest expense, have been computed as follows ($ in thousands):

                       AMSCAN INC. AND AFFILIATES
                 Notes to Combined Financial Statements
                           December 31, 1995



                                                            Additional Interest
                                                                  Expense
                                                            -------------------
                         Notional
     Date Of Contract    Amount     Term       Fixed Rate   1994          1995
     ----------------    --------   ----       ----------   ----          ----

     September 28, 1994  $ 5,000    10 years   7.945%       $ 34          $94
     May 12, 1995        $10,000     5 years   6.590%        -             42
     July 20, 1995       $10,000    10 years   6.750%        -             38
                                                            ----         ----

                                                            $ 34         $174
                                                            ====         ====

 (6)  Long-Term Indebtedness
      ----------------------

      Long-term indebtedness at December 31, 1994 and 1995 consisted of the following ($ in thousands):

                                                         1994      1995
                                                         ----      ----

      Mortgage obligations (a)                        $  7,815   $  6,956
      Term loans (b)                                     3,189      5,152
      Capital lease obligations (c)                      2,705      2,415
                                                       -------      -----

            Total long-term indebtedness                13,709     14,523

      Less: current installments                        (4,909)    (2,239)
                                                        ------     ------
      Long-term indebtedness,
        excluding current installments                $  8,800   $ 12,284
                                                      ========   ========

     (a)    Certain of the Companies have mortgage
            obligations payable to financial institutions relating to distribution facilities due through September 13, 2004. The mortgages are collateralized by specific real estate assets of the Companies and carry interest rates ranging from the Canadian prime rate plus 0.5% (8.5% and 8.0% as of December 31, 1994 and 1995, respectively) to 8.51%.

     (b) Certain of the Companies have various term loans payable to financial institutions due through April 1, 2002. The loans are collateralized by specific assets of the Companies and carry interest rates which range from 8.01% to 9.5%.

     (c) Certain of the Companies have entered into various capital leases for machinery and equipment with implicit interest rates ranging from 6.5% to 23.0% and extend to 2001.

     At December 31, 1995, principal maturities of long-term indebtedness consisted of the following ($ in thousands):

                  AMSCAN INC. AND AFFILIATES
            Notes to Combined Financial Statements
                      December 31, 1995


                                                    Capital
                               Indebtedness     Lease Obligations     Total
                               ------------     -----------------     ------

 1996                          $  1,951              $  472           $  2,423
 1997                             1,583                 466              2,049
 1998                             1,290                 464              1,754
 1999                             1,264                 448              1,712
 2000                             1,194                 442              1,636
 Thereafter                       4,826                 806              5,632
                                 ------               -----             ------
                                 12,108               3,098             15,206
 Amount representing interest      -                   (683)              (683)
                                 ------               -----             ------
 Long-term indebtedness         $12,108             $ 2,415            $14,523
                                 ======               =====             ======

 (7)  Due to Principal Stockholder
      ----------------------------

     Certain of the Companies owe $12,000,000 and $16,000,000 to the Principal Stockholder as of December 31, 1994 and 1995, respectively, under a subordinated note with interest payable monthly. This note is subject to a subordination agreement among the Principal Stockholder, Amscan Inc., and the lenders involved with the revolving credit agreement as discussed in note (5). Under the terms of the subordination agreement, the payment of any principal evidenced by the subordinated note is prohibited, until all obligations owed the lenders have been paid in full. As a result, the Principal Stockholder has indicated to the Companies his intent not to demand payment until at least January 1, 1997 and, accordingly, the subordinated notes have been classified as a non-current liability in the accompanying combined balance sheets. Interest is at the prime rate plus 0.5% (9.0% at both December 31, 1994 and 1995).

     Further, certain of the Companies have unsecured current and noncurrent loans payable to the Principal Stockholder aggregating $3,731,000 and $1,564,000, respectively, at December 31, 1994 and $523,000 and $1,930,000, respectively, at December 31, 1995, at interest rates ranging from 7% to 12%. The loans have different forms of collateral but are generally subordinated to the credit facility discussed in note
     (5) and are due at various dates through 2003.

     During 1993, $1,200,000 of notes payable to the Principal Stockholder were converted to subordinated indebtedness and additional paid-in-capital in the amounts of $1,000,000 and $200,000, respectively. In addition, $3,000,000 of accrued expenses due to the Principal Stockholder were converted to subordinated indebtedness and additional paid-in-capital in the amount of $1,350,000 and $1,650,000, respectively.

     During 1994 and 1995, $3,650,000 and $4,000,000 of notes
     payable to the Principal Stockholder were converted to subordinated indebtedness, respectively.

 (8)  Employee Benefit Plans
      ----------------------

      Certain of the Companies maintain a profit-sharing plan for all eligible employees providing for annual discretionary contributions to a trust. As of January 1, 1995, the plan required the Companies to match 25% of the first 6% of an employee's contribution to the plan. Benefit

                       AMSCAN INC. AND AFFILIATES
                 Notes to Combined Financial Statements
                           December 31, 1995


       expense for the years ended December 31, 1993, 1994 and 1995 totaled $590,000, $548,000 and $558,000, respectively.

  (9)  Special Bonus Arrangements
       --------------------------

       During the periods presented, Amscan Inc. had employment agreements with certain key executives and senior managers which provided for these individuals to receive annual bonuses based upon the pre-tax income of Amscan Inc. and certain of its affiliates. These bonuses which amounted to approximately 18% to 20% of pre-tax income are reflected in the Combined Statements of Operations in the caption "Special Bonuses". At December 31, 1994 and 1995, respectively, $1,805,000 and
       $2,581,000 were accrued for such bonuses and included in accrued expenses.

 (10)  Income Taxes
       ------------

       The principal operating entities, Amscan Inc. and Am-Source, Inc. have elected Subchapter S corporation status. Accordingly, these entities are generally not subject to federal and state income taxes, to the extent that states recognize Subchapter S corporation status.

       Current income tax expense and deferred taxes generally arise from taxes on income generated by foreign affiliates at the effective rate in effect in each of the taxing jurisdictions. Deferred taxes arising from timing differences are not significant.

       A summary of the operations subject to tax, their reported tax expense and effective tax rates for the years ended December 31, 1993, 1994 and 1995 are as follows ($ in thousands):

                                1993            1994              1995
                           ---------------  ---------------  ----------------
                                    Effec-           Effec-            Effec-
                             Tax    tive      Tax    tive      Tax     tive
                           expense  rate    expense  rate    expense   rate
                           ---------------  ---------------  ----------------
 Amscan Distributors
  (Canada) Ltd.            $150      38%      $190    39%      $283    39%
 Amscan Holdings Limited     96      53%       118    34%       263    39%
 Amscan (Asia Pacific)
   Pty. Ltd.                 67      34%        83    32%       103    32%
 Other                       35       4%        73     6%        82     8%
                           ----               ----             ----
                           $348               $464             $731
                           ====               ====             ====

 (11)  Common Stock
       ------------

     Common Stock for each of the combined entities is as follows:

        Amscan Inc.:
           No par value; 1,000 shares authorized, 990 shares issued and outstanding (including 330 shares of treasury stock). Am-Source, Inc.:
           No par value; 1,000 shares authorized, 120 shares issued and outstanding.
        Trisar, Inc.
           No par value; 10,000 shares authorized, 267 shares issued and outstanding.

                     AMSCAN INC. AND AFFILIATES
               Notes to Combined Financial Statements
                          December 31, 1995


        Amscan Distributors (Canada) Ltd.:
          $1 (Canadian) par value; 10,000 shares authorized, 3,000 shares issued and outstanding.
        Amscan Holdings Limited:
          One pound par value; 60,000 shares authorized, issued and
            outstanding.
        Amscan (Asia Pacific) Pty. Ltd.:
          Aus. $1 par value; 10,000 shares authorized, 800 shares issued and outstanding.
        Amscan Partyartikel GmbH:
          No par value; 50,000 shares authorized, issued and outstanding. Amscan Svenska AB:
          No par value; 1,500 shares authorized, issued and outstanding. Amscan de Mexico, S.A. de C.V.:
          Class B Shares:
            No stated value, minimum capital; 6,060 shares authorized, issued and outstanding.
          Class B-1 Shares:
            No stated value, variable capital; 1,200 shares authorized, issued and outstanding.
        JCS Realty Corp.:
           No par value; 200 shares authorized, one share issued and
             outstanding.
        SSY Realty Corp.:
           No par value; 200 shares authorized issued and outstanding.

 (12)  Commitments and Contingencies
       -----------------------------

       Leases

       The Companies are obligated under various capital leases for certain machinery and equipment which expire on various dates through June 1, 2001 (see also note (6)). At December 31, 1994 and 1995, the amount of machinery and equipment and related accumulated amortization recorded under capital leases is included with property, plant and equipment and consisted of the following ($ in thousands):

                                                 1994           1995
                                                 ----           ----

       Machinery and equipment                   $3,122         $3,174
       Less:  accumulated amortization             (244)          (564)
                                                 ------         ------
                                                 $2,878         $2,610
                                                 ======         ======

       Amortization of assets held under capitalized leases is included with depreciation expense.

       The Companies have several noncancelable operating leases with unaffiliated third parties, primarily for office and manufacturing space, showrooms, and warehouse equipment that expire over the next eight years. These leases generally contain renewal options and require the Companies to pay real estate taxes, utilities and related insurance.

       At December 31, 1995, certain of the Companies also had noncancelable operating leases with the Principal
       Stockholder and real estate entities owned either directly or indirectly by

                  AMSCAN INC. AND AFFILIATES
            Notes to Combined Financial Statements
                       December 31, 1995


       the Principal Stockholder ("Uncombined Affiliates") for warehouse and office space that expire over the next sixteen years. Rent due to Uncombined Affiliates represents future commitments associated with property leased by the Companies from the Principal Stockholder or such entities owned directly or indirectly by the Principal Stockholder. Subsequent to December 31, 1995, the terms of the leases have been amended (see note (16)).

       At December 31, 1995 future minimum lease payments under all operating leases consisted of the following
       ($ in thousands):

                                         Uncombined
                       Third Parties     Affiliates          Total
                       -------------     ----------          -----

           1996         $ 3,132           $ 2,132          $ 5,264
           1997           2,538             2,246            4,784
           1998           1,989             2,309            4,298
           1999           1,274             2,374            3,648
           2000           1,043             2,442            3,485
          Thereafter      3,209            29,862           33,071
                         ------            ------           ------

                        $13,185           $41,365          $54,550
                        =======           =======          =======

       Rent expense for the years ended December 31, 1993, 1994 and 1995 was $853,000, $4,300,000 and
       $4,705,000, respectively, of which $557,000,
       $3,021,000 and $3,171,000, respectively, related to leases with Uncombined Affiliates.

 (13)  Segment Information
       -------------------

       Industry Segments

       The Companies operate in primarily one industry segment which involves the design, manufacture, contract for manufacture and distribution of party and novelty goods to retailers and wholesale distributors.

       Geographic Segments

      The Companies' export sales, other than those intercompany sales reported below as sales between geographic areas, are not material. Sales between geographic areas primarily consist of sales of finished goods for distribution in the foreign markets.

      The Companies' geographic area data for each of the three fiscal years ended December 31, 1993, 1994 and 1995 are as follows ($ in thousands):

                     AMSCAN INC. AND AFFILIATES
               Notes to Combined Financial Statements
                         December 31, 1995

                                    Domestic  Foreign  Eliminations  Combined
                                    --------  -------  ------------  --------

 1993
 ----

 Sales to unaffiliated customers    $ 95,021  $ 13,913               $108,934
 Sales between geographic areas        4,753        19  $ (4,772)        -
                                    --------   -------  --------     --------
 Net sales                          $ 99,774  $ 13,932  $ (4,772)    $108,934
                                    ========  ========  ========     ========

 Income from operations             $ 11,562  $    154               $ 11,716
                                    ========  ========
Interest expense, net                                                   2,304
 Other expense, net                                                       308
                                                                    ---------

 Income before income taxes and minority interests                  $   9,104
                                                                    =========

 Identifiable assets                $ 68,390  $ 11,700              $  80,090
                                    ========  ========              =========

                                    Domestic  Foreign  Eliminations  Combined
                                    --------  -------  ------------  --------

 1994
 ----

 Sales to unaffiliated customers    $115,196  $ 16,833               $132,029
 Sales between geographic areas        5,645        89  $ (5,734)        -
                                    --------   -------  --------     --------
 Net sales                          $120,841  $ 16,922  $ (5,734)    $132,029
                                    ========  ========  ========     ========

 Income from operations             $ 13,468  $  1,048               $ 14,516
                                    ========  ========

 Interest expense, net                                                  3,843
 Other expense, net                                                        82
                                                                    ---------
 Income before income taxes and minority interests                   $ 10,591
                                                                    =========

 Identifiable assets                $ 80,117  $ 13,767               $ 93,884
                                    ========  ========              =========

                                    Domestic  Foreign  Eliminations  Combined
                                    --------  -------  ------------  --------

 1995
 ----

 Sales to unaffiliated customers    $146,198  $ 21,205               $167,403
 Sales between geographic areas        8,508        60  $ (8,568)           -
                                    --------   -------  --------     --------
 Net sales                          $154,706  $ 21,265  $ (8,568)    $167,403
                                    ========  ========  ========     ========

 Income from operations            $  22,782  $  1,887               $ 24,669
                                    ========  ========

 Interest expense, net                                                  5,772
 Other income, net                                                       (309)
                                                                    ---------
 Income before income taxes and minority interests                  $  19,206
                                                                    =========

 Identifiable assets               $  99,123  $ 15,478               $114,601
                                    ========  ========              =========

 (14)  Fair Value of Financial Instruments
       -----------------------------------

       The carrying amounts for cash and cash equivalents, accounts receivables, deposits and other current assets, loans and notes payable, accounts payable, accrued expenses (non

                     AMSCAN INC. AND AFFILIATES
               Notes to Combined Financial Statements
                          December 31, 1995



       derivatives) and other current liabilities approximates fair value at December 31, 1995 because of the short term maturity of those instruments or their variable rate of interest.

       The carrying amounts for long term debt approximates fair value at December 31, 1995. Fair value has been estimated by discounting the future cash flow of each instrument at rates currently offered for similar debt instruments of comparable maturity.

       Fair value amounts for loans and notes payable to Principal Stockholder are not presented due to the related party nature of the indebtedness and the ability of the Principal Stockholder to amend the features of the debt instruments.

       The fair value of interest rate swaps is the estimated amount that the Bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Termination of the swap agreements at December 31, 1995 would require the Company to pay the Bank $1,857,000.

 (15)  Pro Forma Data and Supplemental Pro Forma Data
       (Unaudited)

       In connection with a proposed initial public offering of its common stock (the "Offering") Amscan Holdings, Inc. was formed on October 3, 1996 for the purpose of becoming the holding company for the business conducted by the Companies. Such transfer of ownership will be accounted for in a manner similar to a pooling of interests and will result in Amscan Inc. and Am-Source, Inc. being taxed as Subchapter C corporations under federal and certain state income tax requirements.

       Pro forma net income for the years ended December
       31, 1993, 1994 and 1995 give effect to pro forma income tax provisions at statutory rates (40.5%) assuming Amscan, Inc. and Am-Source, Inc. had not elected Subchapter S corporation status for those periods.

       In addition to the pro forma additional income tax expense, there are other events contemplated in connection with the Offering that have been reflected in the supplemental pro forma net income for the year ended December 31, 1995 which causes such amount to be higher than the pro forma net income amount.

       The supplemental pro forma net income for the year ended December 31, 1995 gives effect to (i) reduction in compensation paid to certain employees to the extent such compensation exceeded the compensation payable to such individuals under certain prospective compensation agreements ($2,581,000), (ii) to reflect amortization of goodwill ($250,000) and elimination of minority interest related to the 50% acquisition of Am-Source, Inc. as if it were acquired at the beginning of the period presented ($927,000), (iii) to reflect the reduction of interest expense ($2,686,000) related to the repayment of bank indebtedness and subordinated indebtedness due to the Principal Stockholder from proceeds of the proposed Offering, as if it occurred at the beginning of the period presented, and (iv) to give effect to the tax effects of these adjustments at statutory rates (40.5%) assuming Amscan Inc. and Am-Source, Inc. had not elected Subchapter S corporation status ($9,181,000).

       The supplemental pro forma weighted average shares outstanding represent the contemplated number of shares expected to be outstanding immediately after the Offering.

                     AMSCAN INC. AND AFFILIATES
               Notes to Combined Financial Statements
                          December 31, 1995




 (16)  Subsequent Events

       (a) On April 5, 1996, certain of the Companies entered into an operating lease agreement with a third party whereby the Companies may lease up to $11,000,000 of machinery and equipment. The agreement provides for equal monthly payments over 12 years, including renewal options. The agreement will be classified as an operating lease for financial statement purposes, and accordingly, the related assets and liabilities will not be reflected in the Companies' financial statements.

              In connection with this agreement, certain of the Companies have entered into commitments for equipment with a fair value of approximately
              $10,400,000.

              Assuming the entire lease facility is utilized, future minimum lease payments under the lease will be as follows ($ in thousands):

                      1997                  $1,305
                      1998                   1,305
                      1999                   1,305
                      2000                   1,305
                      2001                   1,305
                      Thereafter             9,135
                                            ------
                                           $15,660
                                            ======

       (b) In July 1996, certain operating leases with Uncombined Affiliates which previously had remaining terms of up to sixteen years have been amended to terms of up to six years. As a result of these reduced lease terms, future minimum lease payments under all operating leases with Uncombined Affiliates, at December 31, 1995 consisted of the following ($ in thousands):

                      1996                $  2,132
                      1997                   2,246
                      1998                   2,309
                      1999                   2,374
                      2000                   1,239
                      Thereafter               167
                                           -------
                                           $10,467
                                            ======

                           AMSCAN INC. AND AFFILIATES
                            Combined Balance Sheets
                               ($ in thousands)
                                  (unaudited)

                                                                  Adjusted
                                                                June 30, 1996
                                               June 30, 1996      (note 5)
                                               -------------    -------------
 Assets

 Current assets:
   Cash and cash equivalents                   $  3,478           $  3,478
   Accounts receivable, net                      39,740             39,740
   Inventories                                   49,474             49,474
   Deposits and other                            12,326             12,326
                                                -------            -------
        Total current assets                    105,018            105,018

 Property, plant and equipment, net              27,137             27,137
 Other assets                                     7,332              7,332
                                                -------            -------
        Total assets                           $139,487           $139,487
                                               ========           ========
 Liabilities and Stockholders' Equity

 Current liabilities:
   Loans and notes payable                     $ 49,750           $ 49,750
   Accounts payable                               7,630              7,630
   Accrued expenses                              10,029             10,029
   Current installments of long-term
     indebtedness                                 2,141              2,141
                                                 ------             ------
        Total current liabilities                69,550             69,550

 Long-term indebtedness, less current
  installments                                   11,430             11,430
 Subordinated and other indebtedness to
  stockholders                                   19,660             33,111
 Other                                              639                639
                                                -------            -------
        Total liabilities                       101,279            114,730
                                                -------            -------

 Stockholders' equity:
   Common stock                                     393                393
   Additional paid-in capital                     9,090              1,522
   Retained earnings                             29,372             23,489
   Cumulative translation adjustment               (560)              (560)
   Treasury stock, at cost                          (87)               (87)
                                                 ------             ------
        Total stockholders' equity               38,208             24,757
                                                 ------             ------

        Total liabilities and stockholders'
          equity                               $139,487           $139,487
                                               ========           ========

             See accompanying notes to combined financial statements.

                          AMSCAN INC. AND AFFILIATES
                       Combined Statements of Operations
                    ($ in thousands, except share amounts)
                                 (unaudited)


                                                  For the Six Months Ended
                                                         June 30,
                                                  -------------------------
                                                     1995            1996
                                                  --------       ----------

 Net sales                                        $ 80,422       $   92,972
 Cost of sales                                      51,903           58,706
                                                  --------       ----------

    Gross profit                                    28,519           34,266
                                                  --------       ----------

 Operating Expenses:
    Selling                                          5,772            5,936
    General and administrative                       6,680            8,916
    Art and development                              1,802            2,194
    Special bonuses                                  1,423            2,100
                                                  --------       ----------
         Total operating expenses                   15,677           19,146
                                                  --------       ----------
         Income from operations                     12,842           15,120
 Interest expense, net                               2,979            3,084
 Other income, net                                    (304)            (446)
                                                  --------       ----------

 Income before income taxes
   and minority interests                           10,167           12,482

 Income taxes                                          203              441
 Minority interests                                    347              825
                                                  --------       ----------
         Net income                               $  9,617       $   11,216
                                                  ========       ==========
 Pro forma data (note (6)):
         Net income before pro forma
           income taxes                           $  9,617       $   11,216
         Pro forma additional
           income tax expense                        3,684            4,415
                                                  --------       ----------
              Pro forma net income                $  5,933       $    6,801
                                                  ========       ==========
 Supplemental pro forma data
   (unaudited) (note (6)):
         Supplemental pro forma net income                       $    9,258
                                                                 ==========
         Supplemental pro forma net income per share             $     0.42
                                                                 ==========
         Supplemental pro forma weighted average
           shares outstanding                                    22,000,000
                                                                 ==========


           See accompanying notes to combined financial statements.



                                    AMSCAN INC. AND AFFILIATES
                            Combined Statements of Stockholders' Equity

                          For the Six Months Ended June 30, 1995 and 1996
                                         ($ in thousands)
                                            (unaudited)

                                                   Additional                 Cumulative
                                       Common       Paid-In      Retained     Translation    Treasury
                                       Stock        Capital      Earnings     Adjustment       Stock       Total
                                       -----       ----------    --------     -----------    --------      -----

 Balance, December 31, 1994            $  393      $ 9,090       $12,037      $   (613)        $(87)       $20,820

 Net income for the six
   months ended June 30, 1995               -            -         9,617             -            -          9,617

 Subchapter S and other distributions       -            -          (248)            -            -           (248)

 Net change in cumulative
   translation adjustment                   -            -             -          (190)           -           (190)
                                       ------       ------       -------         -----         ----        --------

 Balance, June 30, 1995                $  393       $9,090       $21,406         $(803)        $(87)       $29,999
                                       ======       ======       =======         ======        =====       =======

 Balance, December 31, 1995            $  393       $9,090       $18,462         $(653)        $(87)       $27,205

 Net income for the six months
   ended June 30, 1996                      -            -        11,216             -            -         11,216

 Subchapter S and other distributions       -            -          (306)            -            -           (306)

 Net change in cumulative
   translation adjustment                   -            -             -            93            -             93
                                       ------       ------       -------         -----         ----        --------

 Balance, June 30, 1996                $  393       $9,090       $29,372         $(560)        $(87)       $38,208
                                       ======       ======       =======         ======        =====       =======

              See accompanying notes to combined financial statements.

                            AMSCAN INC. AND AFFILIATES
                         Combined Statements of Cash Flows
                                 ($ in thousands)
                                    (unaudited)

                                                       For the Six Months Ended
                                                               June 30,
                                                       ------------------------
                                                       1995               1996
                                                       ----               ----

 Cash flows from operating activities:
    Net income                                         $ 9,617         $11,216
    Adjustments to reconcile net income
      to net cash used in operating
      activities:
           Depreciation and amortization                 2,129           2,271
           Provision for doubtful accounts                  30             70
           Changes in operating assets and
             liabilities:
                Accounts receivable                     (9,703)         (7,928)
                Inventories                             (4,709)         (4,461)
                Deposits and other                      (2,739)         (9,406)
                Other assets                            (1,814)         (2,741)
                Accounts payable and accrued
                  expenses                                (479)          2,278
                Other                                      255            (561)
                                                        ------          ------
                Net cash used in operating
                  activities                            (7,413)         (9,262)
                                                        ------          ------
 Cash flows from investing activities:
    Capital expenditures                                (1,853)         (1,309)
                                                        ------          ------
         Net cash used in investing activities          (1,853)         (1,309)
                                                        ------          ------
 Cash flows from financing activities:
    Proceeds from loans, notes payable and
      long term indebtedness                            14,827          13,821
    Repayment of loans, notes payable and
      long term indebtedness                            (4,431)         (2,094)
    Subchapter S and other distributions                  (248)           (306)
                                                        ------          ------
         Net cash provided by financing activities      10,148          11,421
                                                        ------          ------
    Effect of exchange rate changes on cash               (257)            136
                                                        ------          ------
         Net increase in cash and cash equivalents         625             986

 Cash and cash equivalents at beginning of period        2,229           2,492
                                                        ------          ------
 Cash and cash equivalents at end of period            $ 2,854        $  3,478
                                                        ======          ======
 Supplemental disclosures of cash flow information:
    Cash paid during the period for:
       Interest                                        $ 2,971        $  2,569
       Taxes                                           $   329        $    427
 Supplemental information on non-cash investing activities:

 Capital lease obligations of $429 were incurred for the six months ended June 30, 1996. There were no capital lease obligations incurred for the six months ended June 30, 1995.



    See accompanying notes to combined financial statements.

                     AMSCAN INC. AND AFFILIATES
                 Notes to Combined Financial Statements
                              June 30, 1996


 (1)  Description of Business
      -----------------------

      The accompanying combined special purpose financial statements include the accounts of Amscan Inc., and certain of its affiliates (the "Companies"). The Companies design, manufacture, contract for manufacture and distribute party and novelty goods to retailers and wholesale distributors principally in the United States, Canada and Europe.

      Basis of Combination

      These combined financial statements present the Companies on a combined basis because of their common ownership by Mr. John A. Svenningsen (the "Principal Stockholder"). The name, the Principal Stockholder's ownership and a brief description of each entity's principal business activity is presented below.

                                 Principal
                               Stockholder's
          Entity                 Ownership           Principal Activity
          ------               -------------         ------------------

Amscan Inc.                        100%        Manufacturer - paper tableware;
                                                 and distributor - worldwide
Am-Source, Inc.                     50%        Manufacturer - plastic products
Trisar, Inc.                       100%        Manufacturer - gift products
Amscan Distributors (Canada) Ltd.  100%        Distributor - Canada
Amscan Holdings Limited             75%        Distributor - United Kingdom
Amscan (Asia Pacific) Pty. Ltd,     85%        Distributor - Australia and Asia
Amscan Partyartikel GmbH            95%        Distributor - Germany
Amscan Svenska AB                  100%        Distributor - Sweden
Amscan de Mexico, S.A. de C.V.      50%        Distributor - Mexico
JCS Realty Corp.                   100%        Real estate - Canada
SSY Realty Corp.                   100%        Real estate - United States

      The 50% owned entities are combined in the accompanying financial statements because Amscan Inc. or the Principal Stockholder effectively controls their day-to-day operations.

      All material intercompany balances and transactions have been eliminated in combination.

 (2)  Use of Estimates
      ----------------

      Management has made estimates and assumptions relating to the reporting of assets and liabilities to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates. The results of operations for the six months ended June 30, 1996 are not indicative of results to be expected for the year ended December 31, 1996.

           AMSCAN INC. AND AFFILIATES
       Notes to Combined Financial Statements
                    June 30, 1996



 (3)  Inventories
      -----------

      Inventories at June 30, 1996 consisted of the following ($ in thousands):

            Finished goods                       $45,427
            Raw Materials                          3,269
            Work-in-process                        2,074
                                                  ------
                                                  50,770
            Less:  Reserve for slow moving and
                   obsolete inventory             (1,296)
                                                  ------
                                                 $49,474
                                                 =======

 (4)  Operating Leases
      ----------------

      On April 5, 1996, certain of the Companies entered into an operating lease agreement with a third party whereby the Companies may lease up to $11,000,000 of machinery and equipment. The agreement provides for equal monthly payments over 12 years, including renewal options. The agreement will be classified as an operating lease for financial statement purposes, and accordingly, the related assets and liabilities are not reflected in the Companies' financial statements. Under the terms of the agreement, the Companies may use this facility to provide for progress payments on such equipment. The Companies are obligated to make interest payments on amounts advanced. Scheduled lease payments commence when all equipment is delivered.

      In connection with this agreement, certain of the Companies have entered into commitments for equipment with a fair value of approximately $10,400,000. At June 30, 1996, progress payments of approximately $4,800,000 related to this equipment have been financed by the Companies from existing working capital resources. Under the terms of the lease, the Companies will be reimbursed for these advances.

      Assuming the entire lease facility is utilized, future minimum lease payments under the lease will be as follows ($ in thousands):

                  1997                   $ 1,305
                  1998                     1,305
                  1999                     1,305
                  2000                     1,305
                  2001                     1,305
                  Thereafter               9,135
                                          ------
                                         $15,660
                                         =======

                         AMSCAN INC. AND AFFILIATES
                   Notes to Combined Financial Statements
                               June 30, 1996


      In July 1996, certain operating leases with Uncombined Affiliates which previously had remaining terms of up to sixteen years have been amended to terms of up to six years. As a result of these reduced lease terms, future minimum lease payments under all operating leases with Uncombined Affiliates, at December 31, 1995 consisted of the following ($ in thousands):

                  1996                  $  2,132
                  1997                     2,246
                  1998                     2,309
                  1999                     2,374
                  2000                     1,239
                  Thereafter                 167
                                         -------
                                         $10,467
                                         =======

 (5)  Adjusted Pro Forma Balance Sheet
      --------------------------------

      Pursuant to Staff Accounting Bulletin 55, the Adjusted June 30, 1996 Balance Sheet only gives effect to the declaration of distributions and dividends to be made to Subchapter S stockholders subsequent to June 30, 1996.

 (6)  Pro Forma and Supplemental Pro Forma Net Income
      -----------------------------------------------

      Pro forma net income for the periods ended June 30, 1995 and 1996, respectively, give effect to pro forma income tax provisions at statutory rates (40.5%) assuming Amscan Inc. and Am-Source, Inc. had not elected Subchapter S corporation status.

      Supplemental pro forma net income for the period ended June 30, 1996 is higher than the pro forma net income shown for the same period due to adjustments (i) to reduce compensation paid to certain employees to the extent such compensation exceeded the compensation payable to such individuals under their revised compensation agreements as if the revised agreements were in effect as of the beginning of the period,
      (ii) to reflect amortization of goodwill and elimination of minority interest related to the acquisition of the remaining 50% of Am-Source, Inc. as if it were acquired at the beginning of the period presented,
      (iii) to reflect the reduction of interest expense related to the repayment of bank indebtedness and subordinated indebtedness due to the Principal Stockholder from proceeds of the proposed Offering, as if it occurred at the beginning of the period presented and (iv) to give effect to the tax effects of these adjustments at statutory rates (40.5%) assuming Amscan Inc. and Am-Source, Inc. had not elected Subchapter S corporation status.

     No person has been authorized to give
 any information or to make any representations
 other than those contained in this Prospectus,
 and, if given or made, such information or
 representations must not be relied upon as
 having been authorized. this Prospectus does          ---------- Shares
 not constitute an offer to sell or the
 solicitation of an offer to buy any securities
 other than the securities to which it relates         Amscan Holding, Inc.
 or an offer to sell or the solicitation of an
 offer to buy such securities in any circumstances
 in which such offer or solicitation is unlawful.          Common Stock
 Neither the delivery of this prospectus nor        (par value $0.10 per share)
 any sale made hereunder shall, under any
 circumstances, create any implication that
 there has been no change in the affairs of                 ----------
 the company since the date hereof or that the
 information contained herein is correct as of              [ L O G O]
 any time subsequent to its date. ____________
                                                            ----------
               -----------------
               TABLE OF CONTENTS
               -----------------

                                          PAGE
                                          -----

 Prospectus Summary.....................
 The Company............................
 Risk Factors...........................
 Organization of the Company............
 Use of Proceeds........................
 Capitalization.........................
 Dilution...............................
 Selected Financial Data................           Goldman, Sachs & Co.
 Management's Discussion and Analysis
   of Financial.........................           Alex. Brown & Sons
 Condition and Results of Operations....
 Supplemental Pro Forma Combined........             Incorporated
 Financial Statements (Unaudited).......
 Business...............................             Representatives
 Management of the Company..............           of the Underwriters
 Principal Stockholders.................
 Certain Related Transactions...........
 Description of the Company's Capital
   Stock................................
 Shares Eligible for Future Sale........
 Underwriting...........................
 Validity of Common Stock...............
 Experts................................
 Other Information......................
 Index to Combined Financial Statements.

      Through and including ______, 1996 (the
 25th day after the date of this Prospectus), all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                       PART II
       INFORMATION NOT REQUIRED IN PROSPECTUS


 Item 13.   Other Expenses of Issuance and Distribution
            -------------------------------------------

            The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities being registered:


            Registration Statement Filing Fee                  $  22,727.27
            NASD Filing Fee                                      __________
            Legal Fees and Expenses                              __________
            Accounting Fees and Expenses                         __________
            Printing Costs                                       __________
            Fees and Expenses (including legal fees) for         __________
            qualifications under State Securities laws
            Transfer Agent's Fees and Expenses                   __________
            Miscellaneous                                        __________

            Total                                               $ _________

 Item 14.   Indemnification Of Directors And Officers
            -----------------------------------------

            The Registrant's By-Laws provide for indemnification by the Registrant of its directors and officers to the full extent permitted by the Delaware General Corporation Law (the "DGCL"). The Registrant is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is made a party by reason of his being or having been a director, officer, employee or agent of the Registrant, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant has also agreed to indemnify each director pursuant to an Indemnification Agreement with such director from and against any and all expenses, losses, claims, damages and liabilities incurred by such director for or as a result of action taken or not taken while such director was acting in his capacity as a director, officer, employee or agent of the Registrant.

      [The Registrant maintains a liability and indemnification insurance policy in the amount of $ ___________ for a period extending from __________ through __________ issued by ___________ covering all officers and directors of the Registrant, at an annual expense of approximately $ __________.]

      [Reference is made to Section ___ of the Underwriting Agreement filed as Exhibit ___ hereto for provisions relating to indemnification of officers and directors of the Company by the Underwriters.]

 Item 15.   Recent Sales of Unregistered Securities.
            ----------------------------------------

            In connection with the formation of the Registrant, the Registrant sold _________ shares of Common Stock to John A. Svenningsen for $___________ in cash. Such shares were sold to Mr. Svenningsen for the purpose of facilitating the Organization and the Offering (as those terms are defined in the Prospectus constituting a part of this Registration Statement (the "Prospectus"). Additional shares of Common Stock will be issued prior to completion of the Offering in connection with effecting the Organization. See "Organization of the Company" in the Prospectus. All of such shares were or will be issued and sold by the Registrant in reliance on the exemption contained in Section 4(2) of the Securities Act of 1933.

 Item 16.   Exhibits and Financial Statement Schedules

            (a)  Exhibits.

      **    Exhibit 1      -  Form of Underwriting Agreement
      **    Exhibit 2(a)   -  [Share Exchange Agreement between the
                              Company and John A. Svenningsen, dated
                              ________, 1996]
      **    Exhibit 2(b)   -  Capital Contribution Agreement between the
                              Company and Messrs. Allan J. Kaufman, Arthur J.
                              Kaufman and Michael F. Hodges, dated as of
                              October 9, 1996, as supplemented
      *     Exhibit 3(a)   -  Certificate of Incorporation of the
                              Registrant, dated October 3, 1996
      *     Exhibit 3(b)   -  By-Laws of the Registrant
      **    Exhibit 5      -  Opinion of Cummings & Lockwood
      **    Exhibit 10(a)  -  Employment Agreement by and between Amscan
                              Inc. and John A. Svenningsen, dated November 1,
                              1996
      **    Exhibit 10(b)  -  Employment Agreement by and between the
                              Company and Gerald C. Rittenberg, dated October
                              9, 1996
      **    Exhibit 10(c)  -  Stock Agreement among Gerald C.
                              Rittenberg, John Svenningsen and Amscan Inc.,
                              dated October 9, 1996
      **    Exhibit 10(d)     Employment Agreement between Amscan Inc.
                              and Gerald C. Rittenberg, dated November 27,
                              1991
      **    Exhibit 10(e)  -  Employment Agreement by and between Amscan
                              Inc. or the Company and William Wilkey, dated
                              as of October 4, 1996
      **    Exhibit 10(f)     Employment Agreement between Amscan Inc.
                              and William Wilkey, dated as of January 1, 1992

      **    Exhibit 10(g)  -  Employment Agreement between
                              Amscan Inc. and James M. Harrison,
                              dated as of _________, 1996
      **    Exhibit 10(h)  -  1996 Stock Option Plan for Key
                              Employees
      **    Exhibit 10(i)  -  Lease between ACP East LLC and
                              Amscan Inc. dated as of December 1,
                              1995, as amended
      **    Exhibit 10(j)  -  Lease between John Anders
                              Svenningsen and Amscan Inc., dated
                              March 1, 1995, as modified and amended
      **    Exhibit 10(k)  -  Lease between John Anders
                              Svenningsen and Amscan Inc., dated
                              November 9, 1995, as amended
      **    Exhibit 21     -  Subsidiaries of the Registrant
      *     Exhibit 24(a)  -  Consent of KPMG Peat Marwick LLP
      **    Exhibit 24(b)  -  Consent of Cummings & Lockwood,
                              (to be included as part of Exhibit 5)
      *     Exhibit 27     -  Financial Data Schedule



      *     filed herewith
      **    to be filed by amendment



      (b)  Financial Statement Schedule.

      Schedule 2           -  Valuation and Qualifying Accounts

 Item 17.  Undertakings.
           ------------

      (f) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (i)    The undersigned Registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                          Signatures
                          ----------

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized, in the Town of Elmsford, State of New York, on October 15, 1996.

                                    AMSCAN HOLDINGS, INC.


                                        /s/ John A. Svenningsen
                                    By-------------------------------------
                                       John A. Svenningsen
                                       Chairman of the Board
                                       and Chief Executive Officer





      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


                                     /s/ John A. Svenningsen
                                     -----------------------------------------
                                     John A. Svenningsen
                                     Director, Chairman of the Board and Chief
                                     Executive Officer
                                     Date:  October 15, 1996


                                     /s/ James M. Harrison
                                     -----------------------------------------
                                     James M. Harrison
                                     Chief Financial Officer and Principal
                                     Accounting Officer
                                     Date:  October 15, 1996

                                                                    Schedule 2

                          Amscan Inc. and Affiliates
                       Valuation and Qualifying Accounts

                               ($ in thousands)

                           Beginning                                  Ending
 For the year ended        Balance        Write-offs   Additions      Balance
                           ---------      ----------   ---------      -------

 December 31, 1993         $   258        $1,493       $2,339         $1,104
 December 31, 1994           1,104         1,855        2,676          1,925
 December 31, 1995           1,925         1,001        1,581          2,505

                               EXHIBIT INDEX


      **    Exhibit 1      -  Form of Underwriting Agreement
      **    Exhibit 2(a)   -  [Share Exchange Agreement between the
                              Company and John A. Svenningsen, dated
                              ________, 1996]
      **    Exhibit 2(b)   -  Capital Contribution Agreement between the
                              Company and Messrs. Allan J. Kaufman, Arthur J.
                              Kaufman and Michael F. Hodges, dated as of
                              October 9, 1996, as supplemented
      *     Exhibit 3(a)   -  Certificate of Incorporation of the
                              Registrant, dated October 3, 1996
      *     Exhibit 3(b)   -  By-Laws of the Registrant
      **    Exhibit 5      -  Opinion of Cummings & Lockwood
      **    Exhibit 10(a)  -  Employment Agreement by and between Amscan
                              Inc. and John A. Svenningsen, dated November 1,
                              1996
      **    Exhibit 10(b)  -  Employment Agreement by and between the
                              Company and Gerald C. Rittenberg, dated October
                              9, 1996
      **    Exhibit 10(c)  -  Stock Agreement among Gerald C.
                              Rittenberg, John Svenningsen and Amscan Inc.,
                              dated October 9, 1996
      **    Exhibit 10(d)     Employment Agreement between Amscan Inc.
                              and Gerald C. Rittenberg, dated November 27,
                              1991
      **    Exhibit 10(e)  -  Employment Agreement by and between Amscan
                              Inc. or the Company and William Wilkey, dated
                              as of October 4, 1996
      **    Exhibit 10(f)     Employment Agreement between Amscan Inc.
                              and William Wilkey, dated as of January 1, 1992
      **    Exhibit 10(g)  -  Employment Agreement between
                              Amscan Inc. and James M. Harrison,
                              dated as of _________, 1996
      **    Exhibit 10(h)  -  1996 Stock Option Plan for Key
                              Employees
      **    Exhibit 10(i)  -  Lease between ACP East LLC and
                              Amscan Inc. dated as of December 1,
                              1995, as amended
      **    Exhibit 10(j)  -  Lease between John Anders
                              Svenningsen and Amscan Inc., dated
                              March 1, 1995, as modified and amended
      **    Exhibit 10(k)  -  Lease between John Anders
                              Svenningsen and Amscan Inc., dated
                              November 9, 1995, as amended
      **    Exhibit 21     -  Subsidiaries of the Registrant
      *     Exhibit 24(a)  -  Consent of KPMG Peat Marwick LLP
      **    Exhibit 24(b)  -  Consent of Cummings & Lockwood,
                              (to be included as part of Exhibit 5)
      *     Exhibit 27     -  Financial Data Schedule


      *     filed herewith
      **    to be filed by amendment